Exhibit 99.1



Public Limited Company with board of directors (SA à conseil d'administration)

Capital of 734 283,10 €

Headquarter : 14 avenue de l'Opéra – 75001 PARIS

RCS Paris 492 002 225

TRANSLATED EXCERPTS FROM THE COMPANY'S 2024 ANNUAL FINANCIAL REPORT

INCLUDING MANAGEMENT REPORT

YEAR ENDED ON DECEMBER 31ST, 2024

Table des matières

1. INTRODUCTION OF TRANSLATED DOCUMENTS IN FORM 6-K FILINGS FOR THE U.S. MARKET

This annual financial report is a translation in english of the official version of the annual financial report in French filed with the AMF on July 11, 2025 and available on our website

https://www.biophytis.com/wp-content/uploads/2025/07/Biophytis_RAPPORT_FINANCIER_Exercice_clos_31_12_2024.pdf

This translation of the annual report does not incorporate a translated version of the statutory auditors' report issued in accordance with professional standards applicable in France on the consolidated financial statements. The auditors issued a disclaimer of opinion as they were not able to obtain sufficient appropriate audit evidence to provide a basis for an audit opinion on these consolidated financial statements due to the material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern described in the notes to the consolidated financial statements.

While reasonable efforts have been made to ensure the accuracy of this translation, in the event of any discrepancy, the original French version shall prevail.

2. MANAGEMENT REPORT

This report is prepared in accordance with Articles L. 225-100, L. 233-26 and L. 232-1 of the French Commercial Code and is made available to shareholders. Its purpose is, in particular, to present the financial condition and evolution of Biophytis and its consolidated group (hereinafter referred to as the "Company").

In accordance with the provisions of Article L. 225-37, paragraph 6, of the French Commercial Code, the report on corporate governance is included in this management report (see Chapter 3).

2.1. Company Activity and Development during the Fiscal Year

2.1.1. Research and Development Activity

During fiscal year 2024, the Company continued the development of its main clinical and preclinical programs centered around BIO101 (20-hydroxyecdysone), formerly known as Sarconeos (BIO101).

2.1.1.1. OBA Program – Development of BIO101 in Obesity

The treatment of obesity may result in the loss of muscle mass and function, particularly when combined with calorie restriction and the recently introduced glucagon-like peptide-1 receptor agonists (GLP-1 RAs). GLP-1 RAs are highly effective drugs that lead to significant weight loss, with up to 40% of that weight loss potentially derived from lean muscle mass. By 2030, over 15 million adults in the United States are expected to be treated with anti-obesity drugs, representing a 13% penetration of the U.S. adult population. With an estimated market value of $6 billion in 2023 and a projected compound annual growth rate (CAGR) of 42%, the obesity treatment market is expected to reach $100 billion by 2030 (source: Goldman Sachs Research). Globally, over 1.25 billion adults are projected to suffer from obesity by 2030, and 96% of them report experiencing impaired muscle function.

BIO101 (20-hydroxyecdysone) is the first orally administered MAS receptor activator that has demonstrated metabolic effects on muscle and fat mass in preclinical models of obesity. These beneficial effects of BIO101 (20-hydroxyecdysone) are expected to translate into improved mobility and muscle strength in obese and sarcopenic patients, as suggested by the phase 2 SARA-INT study. Additionally, 20-hydroxyecdysone has already been tested in obese or overweight patients undergoing a calorie-restricted diet in the Quinolia study, showing promising effects on muscle strength and fat mass reduction.

In early April, Biophytis announced the initiation of its new COVA program with BIO101 (20-hydroxyecdysone) in obesity. The Company plans to launch the phase 2 OBA clinical trial, in which BIO101 (20-hydroxyecdysone) will be evaluated in obese or overweight patients being treated with GLP-1 RAs in combination with a calorie-restricted diet. This study will assess the efficacy and safety of BIO101 (20-hydroxyecdysone) in obese and overweight patients with secondary comorbidities who are initiating treatment with GLP-1 RAs for weight loss. The clinical study will be a double-blind, randomized, placebo-controlled trial involving 164 patients with obesity (BMI ≥30) or overweight (BMI ≥27 with at least one comorbidity such as diabetes or hypertension) recruited at the start of GLP-1 RA treatment in conjunction with a calorie-restricted diet. The double-blind treatment will use the dose previously tested in phase 2 studies—350 mg BID of BIO101 (20-hydroxyecdysone)—for 21 weeks.

The primary efficacy endpoint will be muscle strength measured via knee extension. Key secondary endpoints include the 6-minute walk test, the stair climb test, other physical performance assessments, muscle strength normalized to lean body mass, appendicular lean mass, fat mass, plasma biomarkers, and various patient-reported outcomes (PROs) collected through validated questionnaires.

On July 11, 2024, Biophytis announced that it had received Investigational New Drug (IND) approval from the U.S. Food and Drug Administration (FDA) for its phase 2 OBA clinical trial in obesity using BIO101 (20-hydroxyecdysone). The study is expected to begin as early as possible in 2025 in the United

States and will be expanded to Europe and Brazil. Biophytis is actively seeking funding and partnerships to support the execution of this study.

Furthermore, on April 15, 2024, the Company announced the filing of a patent application for the treatment of obesity, which would extend the commercial exclusivity of BIO101 (20-hydroxyecdysone) in this indication until 2044.

2.1.1.2. SARA Program in Sarcopenia

In May 2023, the Company submitted its application for authorization to launch SARA-31, the first-ever phase 3 clinical trial in sarcopenia, via the European Medicines Agency (EMA) portal. A similar application was submitted to the U.S. Food and Drug Administration (FDA) in early July to initiate the study in the United States.

The launch of the phase 3 program follows encouraging results from the phase 2b SARA-INT trial and interactions with regulatory authorities in 2022. The objective of the phase 3 SARA-31 study is to evaluate the efficacy and safety of BIO101 (20-hydroxyecdysone) in the treatment of sarcopenic patients at risk of mobility disability. Approximately 900 patients over the age of 65 with severe sarcopenia (defined as $3 \leq SPPB \leq 7$), low gait speed (≤ 0.8 m/s on a 4-meter walk test), and reduced handgrip strength (HGS < 20 kg for women and < 35.5 kg for men) will be enrolled. Patients will be treated for a minimum of 12 months and up to 36 months, receiving either placebo or 350 mg of BIO101 (20-hydroxyecdysone) twice daily. The primary endpoint is the risk of Major Mobility Disability (MMD), assessed by the ability to walk 400 meters in less than 15 minutes over time. Key secondary endpoints include gait speed (measured via the 4-meter walk test of the Short Physical Performance Battery – SPPB), handgrip strength (HGS), and patient-reported outcomes on quality of life using the SarQol questionnaire, a tool specifically developed for sarcopenia.

On August 8, 2023, Biophytis announced that it had received a positive opinion from the Belgian regulatory authorities to proceed with the SARA-31 program. A positive opinion from the FDA to conduct the study in the United States was also received and announced by the Company on September 11, 2023. The actual start of the study is planned but remains subject to the conclusion of partnership agreements and the availability of financial resources.

2.1.1.3. The COVA and MYODA Programs

As part of the optimization of our project portfolio and in line with our strategic direction, clinical development programs deemed non-priority and not aligned with our defined strategy have been suspended. This decision reflects our approach to focus resources and investments on therapeutic areas with high potential, to maximize value creation and ensure the Company's competitiveness in the short and medium term.

2.1.1.4. R&D Portfolio Evolution

During fiscal year 2024, the R&D pipeline was expanded with the addition of the OBA program, dedicated to the development of BIO101 (20-hydroxyecdysone) as a potential treatment for obesity in combination with GLP-1 receptor agonists (see §2.1.5.2). As of the date of this report, the pipeline is as follows:


Candidate
Indication
Program
Preclinical
Phase 1
Phase 2
Phase 3
Regulatory
Market
Sarcopenia
Obesity
SARA
OBA
Partnering
BLANVER
(LATAM)
BIO 101
20-hydroxyecdysone
Ruvembri
Covid-19
DMD
COVA
MYODA
Partnering
BLANVER
(LATAM)

Furthermore, Biophytis is continuing to strengthen its research platform focused on longevity by expanding and optimizing its pipeline of preclinical drug candidates. This initiative aims to specifically target age-related diseases, such as neuromuscular and metabolic disorders, which constitute a major public health challenge in the context of an aging population. The Company plans to integrate new drug discovery tools, particularly Artificial Intelligence, and to explore new therapeutic modalities in addition to small chemical molecules.

2.1.2. Partnerships

In 2024, Biophytis continuously pursued partnership opportunities with the objective of licensing BIO101 (20-Hydroxyecdysone) to regional or global pharmaceutical companies capable of co-developing the drug candidate through to marketing authorization and commercializing it in key global markets. The Company established a detailed and tailored action plan to support this goal, including close collaboration with local agents to provide expertise, networks, and a strong presence at major pharmaceutical industry events.

On June 20, 2024, Biophytis announced the signing of an exclusive license agreement with Blanver, one of Brazil's leading pharmaceutical companies, for BIO101 (20-Hydroxyecdysone) in Latin America, including but not limited to Brazil, Mexico, Argentina, and Colombia.

Under this agreement, Blanver will be responsible for the registration, marketing, and commercialization of BIO101 (20-Hydroxyecdysone) for various indications: obesity, respiratory infections due to COVID-19, sarcopenia, and Duchenne Muscular Dystrophy (DMD) – following the successful completion of Biophytis's planned clinical development programs. With 40 years of history, Blanver is recognized for its expertise in infectious diseases, osteoporosis, and metabolic disorders, which aligns closely with Biophytis's positioning. In addition to Brazil, Blanver operates an extensive network of exclusive distributors across the Latin American region.

Pursuant to the terms of the partnership, Biophytis may receive up to €108 million, including an upfront payment and additional milestone-based payments contingent on achieving commercial objectives.

Biophytis is also eligible to receive double-digit royalties on net sales of BIO101 (20-Hydroxyecdysone) in the territory covered by the partnership, following future marketing authorizations.

On July 22, 2024, Biophytis announced the expansion of its partnership strategy in Asia. To strengthen its presence in this strategic region, the Company signed two agreements with local agents: one for Japan and South Korea, and another for China and Southeast Asia. These agents are leveraging their pharmaceutical industry networks to assist Biophytis in identifying potential partners for BIO101 (20-Hydroxyecdysone) in these countries. This initiative is part of the Company's broader strategy to accelerate the rollout of BIO101 in key Asian markets.

On October 30, 2024, Biophytis entered into confidential discussions with a Chinese pharmaceutical company, which led to the signing of an exclusive negotiation agreement at the end of 2024. The exclusivity period expired on July 1, 2025. The objective of this agreement was to finalize a license deal to co-develop and commercialize BIO101 (20-Hydroxyecdysone) in China for its most advanced and promising indications, particularly sarcopenia.

2.1.3. Financing

2.1.3.1. Capital Increase via Private Placement on Euronext

The convertible bond issuance agreement with Atlas was originally set to expire on June 14, 2024. This agreement provided for the issuance of up to 1,280 bonds with an option for cash redemption and/or conversion into new or existing shares (ORNANE), in eight successive tranches of €4 million each.

On June 14, 2024, the Company renewed the ATLAS 2021 agreement for an additional two-year period, extending its term to June 14, 2026. This amendment allows Biophytis to issue up to €16 million in convertible bonds, in tranches of up to €2 million each. Under the terms of this amendment, the Company drew an additional tranche of €500,000. To limit the potentially dilutive impact of the financing, the issuance of a new tranche is only permitted if the outstanding amount of bond debt held by Atlas at the time of drawdown does not exceed €2 million.

In the first quarter of 2024, the Company issued the fourth tranche of 160 ORNANE, with the first half received in early January 2024 and the second half issued in February 2024. The net proceeds amounted to €3.8 million.

During fiscal year 2024, part of the bond debt was reduced through the conversion of 136 ORNANE, for a total amount of €3.4 million.

As of December 31, 2024, the outstanding bond debt amounted to €2.050 million, corresponding to 82 ORNANE.

2.1.3.2. Research Tax Credit (CIR) Pre-financing

In December 2024, the Company pre-financed a portion of its 2024 French Research Tax Credit (CIR) for a total amount of €1,013 thousand. This advance will be repaid upon receipt of the CIR 2024 reimbursement from the French government, which amounts to €1,141 thousand. Interest and fees related to this pre-financing totaled €111 thousand. It should be noted that the 2023 CIR, which had also been pre-financed, was fully reimbursed during fiscal year 2023.

2.1.4. Governance

At the General Shareholders' Meeting held on June 24, 2024, the terms of office for Mr. Stanislas Veillet, Ms. Nadine Coulm, and Mr. Claude Allary as board members were renewed for a period of three years. As of the date of this Report, the Board of Directors comprises four members, two of whom are independent:

- Mr. Stanislas Veillet, Chairman and Chief Executive Officer

- Ms. Nadine Coulm (independent)

- Mr. Claude Allary (independent)

- Mr. Jean Mariani

2.1.5. Stock Markets

On April 24, 2024, the Company announced it had received a notice from Nasdaq informing that the Nasdaq Hearings Panel (the "Panel") had decided to delist the Company's securities from Nasdaq due to non-compliance with the equity requirements outlined in Listing Rule 5550(b). Following the Panel's decision, the Nasdaq suspended trading of the Company's American Depositary Shares ("ADSs") effective Friday, April 26, 2024, and, on June 26, 2024, after the expiration of applicable appeal and review periods, filed a Form 25 with the Securities and Exchange Commission ("SEC") to formally delist the ADSs from the Nasdaq.

The Company remains registered with the SEC and must continue to comply with its reporting obligations.

Following the trading suspension on Nasdaq, the ADSs began trading on the OTC Pink Current Information market under the symbol "BPTSY".

The Company remains listed on Euronext Growth Paris as its primary trading market and will continue to publish financial information in accordance with French financial market regulations.

2.1.6. Significant Events After the Reporting Period

2.1.6.1. Conversion of ORNANE – ATLAS Agreement

Since December 31, 2024, the Company has made only one drawdown in connection with the refinancing transaction dated January 8, 2025, combined with a restructuring of its convertible bond debt. As of December 31, 2024, the remaining convertible bond debt owed to Atlas amounts to €2.05 million, corresponding to 82 ORNANE. The Company no longer has the ability to draw additional tranches.

2.1.6.2. Refinancing Operation through a Capital Increase

On January 8, 2025, the Company announced a refinancing transaction with a total target amount of €8.6 million. This transaction aims to strengthen its financial structure through the participation of new investors and could enable the initiation of the Phase 2 OBA study, potentially in the United States or in Latin America. The transaction combines a €2.5 million cash injection and a debt-to-equity conversion of up to €6.1 million to reinforce the Company's balance sheet. Prior to the transaction, the Company's Board of Directors resolved to reduce the nominal value of its shares to ten-euro cents (€0.10). The funds raised will be used to support development programs in obesity and to seek new pharmaceutical partners for the co-development of BIO101.

The operation consisted of a €2.5 million cash contribution (including €0.5 million from new investors and the CEO via a reserved capital increase, and €2 million from Atlas's convertible bonds—ORNANE—with a 9-month lock-up, thus terminating the ORNANE 2024 agreement) and a conversion of debt into equity up to €6.1 million by funds and accounts managed by BlackRock [KREOS Funds] (up to €2.8 million) and Atlas Capital (up to €2.9 million), on the condition that they respectively hold no more than 9.99% and 24.99% of the share capital at any given time.

The capital increases and debt conversions were executed at a pari passu price of €0.30 per share. The newly issued shares are subject to an orderly sale agreement and lock-up, involving a third-party agent to manage their sales after a 9-month lock-up period for 70% of them.

2.1.6.3. Private Placement on March 26, 2025

On March 26, 2025, the Company announced the successful completion of a private placement totaling approximately €2.6 million.

The Private Placement, totaling €2,599,979.72 (including share premium), was carried out through the issuance, without preferential subscription rights and without a priority period, of (i) 4,307,614 new ordinary shares of the Company (the "New Shares"), each paired with one stock warrant ("BSA" and, together with the associated New Share, an "ABSA", with a unit value of €0.26), and (ii) 5,692,308 prefunded stock warrants of the Company (the "Prefunded Warrants"), each paired with one BSA (collectively a "Prefunded Unit", with a unit value of €0.25), within the framework of a capital increase without preferential subscription rights for a specific investor category as defined in the third resolution of the Company's Combined General Meeting on April 2, 2024 (the "General Meeting"), in accordance with Article L. 225-138 of the French Commercial Code (the "Private Placement").

The gross proceeds include €2 million from Armistice and approximately €0.6 million from a limited number of other qualified investors.

The settlement and delivery of the new shares and the stock warrants occurred on March 28, 2025.

2.1.6.4. Negma Litigation

On July 9, the Court of Cassation issued a ruling that partially overturned the decision rendered by the Paris Court of Appeal on January 17, 2023. This decision does not result in any change to the accounting position.

2.2. Risk Factors

2.2.1. Risk Factors

The risks and uncertainties the Company faces are presented in Appendix 1 to this Management Report.

2.2.2. Major Ongoing Litigation

Dispute with Negma Group
On August 21, 2019, the Company entered into an agreement with Negma Group Limited providing up to €24 million in funding through the issuance of several tranches of convertible bonds with attached share warrants (ORNANEBSA).

In accordance with this agreement, the Board of Directors authorized the issuance of the following convertible bonds and warrants during the financial year ended December 31, 2019:

• A first tranche on August 21, 2019 of 300 ORNANE plus a commitment fee of 30 additional ORNANE, generating gross proceeds of €3 million for the Company, accompanied by share warrants granting rights to 585,936 shares (BSAT1);

• A second tranche on December 27, 2019 of 300 ORNANE, 50% of which were paid by Negma Group by December 31, 2019, generating gross proceeds of €1.5 million for the Company, with warrants granting rights to 694,444 shares (BSAT2).

On April 6, 2020, due to Negma Group's abnormal behavior and the contract's highly negative impact on the stock price, the Company unilaterally terminated the agreement with Negma Group.

Following this termination, Negma Group initiated various legal proceedings, both on an urgent (interim) basis and on the merits.

In interim proceedings, a ruling dated May 7, 2020, partially upheld Negma Group's claims. However, the Paris Court of Appeal, in a decision dated November 18, 2020, overturned that ruling and ordered Negma Group to return to Biophytis the €378k and the 2,050,000 shares Biophytis had been forced to deliver. Additionally, it ordered Negma Group to pay BIOPHYTIS a further €41k in penalties (recognized as financial income in the 2020 financial year).

On June 16, 2020, Negma Group initiated expedited proceedings against Biophytis before the Paris Commercial Court, seeking on the merits what had been denied in the interim order of May 7, 2020.

In a ruling dated March 16, 2021, the Paris Commercial Court ordered Biophytis to pay Negma Group €910k in contractual penalties and to deliver 7,000,000 shares to Negma Group.

BIOPHYTIS appealed this ruling to the Paris Court of Appeal.

In a judgment dated July 16, 2021, the enforcement judge of the Paris Judicial Court partially upheld Negma Group's enforcement demands and ordered BIOPHYTIS to pay a penalty of €1,500k for failure to comply with the Commercial Court's ruling of March 16, 2021. This penalty was subsequently reduced to €500k by the Paris Court of Appeal on September 8, 2022.

Biophytis has complied with all the obligations imposed by the above-mentioned judgments and in particular, delivered 2,050,000 treasury shares to Negma Group in July 2021 and issued 4,950,000 new shares in August 2021.

By a ruling dated January 17, 2023, the Paris Court of Appeal upheld the judgment of the Paris Commercial Court dated March 16, 2021.

The Paris Court of Appeal adopted reasoning similar to that of the Commercial Court, relying on a literal reading of the Contract at the time of its signing and refusing to consider Negma Group's performance under the agreement, despite the latter admitting to systematically reselling the shares obtained through conversions.

In criminal proceedings, an investigating judge was appointed on March 6, 2023.

Biophytis filed an appeal to the French Supreme Court (Cour de cassation) against the January 17, 2023 ruling on May 10, 2023.

Meanwhile, on March 29, 2023, Negma Group filed a new lawsuit against Biophytis before the Paris Commercial Court. Relying on the January 17, 2023 Court of Appeal ruling, Negma Group is seeking compensation from Biophytis for alleged material and reputational damage resulting from the termination of the ORNANEBSA contract.

On September 6, 2023, Biophytis filed a motion to stay the proceedings, pending the outcome of the appeal to the Supreme Court against the January 17, 2023 decision.

By judgment dated February 9, 2024, the Paris Commercial Court granted Biophytis' request and ordered a stay of proceedings.

On March 6, 2024, Negma Group filed a motion before the First President of the Paris Court of Appeal seeking authorization to appeal the February 9, 2024 stay of proceedings decision issued by the Paris Commercial Court. As of the date of this report, no new information has become available regarding this matter.

2.3. Presentation of Statutory Financial Statements

2.3.1. Income Statement

(amounts in thousands of euros)	12/31/2023	12/31/2024
Operating income	204	623
Operating expenses	(14,878)	(10,220)
Operating result	(14,674)	(9,597)
Financial result	(781)	(921)
Exceptional result	(361)	43
Corporate income tax	1 561	1,089
Net result	**(14,255)**	**(9,386)**

2.3.2. Proposed Allocation of Result and Loss of Half of Share Capital

It is proposed to allocate the loss for the year ended December 31, 2024, in the amount of € (9,385,971.23), as follows:

- To allocate -9,385,971.23€ to the retained earnings account, which will thus be brought from -5,081,081.55€ to a debit balance of -14,467,052.78€.

The annual financial statements as of December 31, 2024, show that the Company's equity remains below half of the share capital.

2.3.3. Dividend Information

The Company has not distributed any dividends over the past three fiscal years.

2.3.4. Non-Deductible Expenses for Tax Purposes

In accordance with the provisions of Article 223 quater of the French General Tax Code, we confirm that no non-deductible expenses for tax purposes were incurred during the past financial year. Moreover, none of the general expenses referred to in Articles 39-5 and 223 quinquies of the French General Tax Code and not listed on the special statement were incurred.

2.3.5. Table of Results for the Last Five Financial Years

In accordance with Article R.225-102, paragraph 2 of the French Commercial Code, the table showing the Company's results over the past five financial years is presented in **Appendix 2** to this management report.

2.3.6. Payment Terms Disclosure

In accordance with Article L.441-6-1 of the French Commercial Code, the table below presents supplier and customer payment terms for the last two completed financial years.

Unpaid invoices received and issued at year-end where the due date has passed

	Article D.441-4 I.-1° Unpaid invoices received as of the fiscal year-end for which payment was due					
	0 days (indicative)	1 to 30 days	31 to 60 days	61 to 90 days	91 days and over	Total
1. Payment delay intervals as of the fiscal year-end						
Number of invoices concerned						
Total amount incl. VAT (€) of the invoices concerned	436	491	302	65	1,819	3,113
Percentage of the total amount incl. VAT of purchases during the fiscal year	0,01%	0,01%	0.00%	0.00%	0.03%	0.05%
Percentage of the total amount incl. VAT of revenue during the fiscal year						
2. Invoices excluded from (A) relating to disputed or unrecorded debts and receivables						
Number of excluded invoices	0					
Total amount of excluded invoices	0					
C) Reference payment terms used (contractual or statutory terms – Article L.441-6 or Article L.443-1 of the French Commercial Code)						
Payment terms used to calculate payment delays	Legal payment terms					

Article D.441-6 I 2°: Unpaid issued invoices at closing (past due date)

Due to the absence of revenue and, consequently, of customer receivables as of December 31, 2024, the Company is not required to prepare the payment term tables for issued invoices (per Article D.441-I-2° of the French Commercial Code).

In accordance with the provisions on payment term disclosures, we confirm that no customer receivables are recorded on the Company's balance sheet.

2.4. Presentation of the Consolidated Financial Statements

2.4.1. Group Scope

The Group is composed of Biophytis and its two subsidiaries:

- **Instituto Biophytis Do Brasil**, a Brazilian law company registered in the State of São Paulo, 94.6% owned; and

- **Biophytis Inc.**, a U.S. law company registered in the State of Delaware, 100% owned.

2.4.2. Consolidated Income

• Operating Income

Operating income amounted to €(427) thousand as of December 31, 2024, compared to €(333) thousand as of December 31, 2023. It reflects research and development expenses as well as general and administrative expenses for the year, detailed below, as the Group recorded no revenue.

(amounts in € thousands)	12/31/2023	12/31/2024
Personnel expenses	(3,993)	(2,808)
Other purchases and external charges	(6,378)	(1,664)
Research tax credit and subsidies	1,561	1,151
Other	(35)	(62)
R&D expenses	**(10,406)**	**(3,383)**
Personnel expenses	(1,570)	(2,287)
Other purchases and external charges	(3,427)	(2,655)
Miscellaneous	(491)	175
G&A expenses	**(5,488)**	**(5,117)**
Operating result	**(14,333)**	**(8,500)**

In 2024, personnel expenses decreased by €468 thousand. Part of this decrease is attributable to the expense related to equity-settled instruments, which amounted to €739 thousand in 2024, compared to €812 thousand in 2023.

The decrease in purchases and external R&D expenses is mainly due to the fact that the majority of costs associated with the COVA and SARA programs, related to the completion of clinical trials, were incurred in the prior year. During the 2024 fiscal year, most R&D expenditures were related to various preclinical activities across the Company's programs and operations associated with the manufacturing of BIO101 (20-hydroxyecdysone).

• **Net Income**

(amounts in € thousands)	12/31/2023	12/31/2024
Operating result	(14,333)	(8,500)
Financial result	(2,694)	(1,885)
Income tax expense	-	-
Net result (loss)	**(17,026)**	**(10,384)**

The financial result stood at € (1,885) thousand as of December 31, 2024, compared to € (2,694) thousand in 2023. This €809 thousand reduction is primarily due to the fair value change of convertible bond borrowings, which accounted for a €(40) thousand charge as of December 31, 2024, compared to € (1,330) thousand in 2023.

• **Contribution of Group Entities to Consolidated Result**

The U.S. and Brazilian subsidiaries have limited operations; the bulk of activity is conducted at the parent company level.

(amounts in € thousands)	12/31/2023	12/31/2024
Biophytis	(16,889)	(10,157)
Instituto Biophytis do Brazil	(39)	(110)
Biophytis Inc.	(98)	(118)
Net loss attributable to the Group	**(17,026)**	**(10,385)**

2.4.3. Consolidated Balance Sheet

(amounts in € thousands)	12/31/2023	12/31/2024
Non-current assets	3 110	2 977
Current assets	3 284	3 847
Cash and cash equivalents	5 567	78
Total assets	**11 960**	**6 902**
Equity	(3 889)	(9 702)
Non-current liabilities	3 484	997
Current liabilities	12 365	15 608
Total liabilities	**11 960**	**6 902**

2.5. Financial Position Regarding the Volume and Complexity of Operations

During FY2024, the financial situation evolved as follows:

- Consolidated equity amounted to € (9,702) thousand as of December 31, 2024, versus €(3,889) thousand as of December 31, 2023;

- Cash and cash equivalents were €78 thousand at year-end 2024 versus €5,567 thousand at year-end 2023;

- Financial debt amounted to €9,788 thousand as of December 31, 2024, versus €8,270 thousand as of December 31, 2023.

The Company operates with a lean structure comprising a small team of experienced professionals who coordinate a network of specialized subcontractors engaged to meet the program development timelines.

The Board of Directors has prepared the financial statements based on the going concern assumption.

Since its inception, the Company has incurred recurring losses and generated negative cash flows. As of the reporting date, the Company's cash and cash equivalents are not sufficient to fund its operations over the next 12 months.

In this context, the Company will require substantial additional financing to continue the development of its drug candidates. The precise amount of such funding is difficult to estimate and will depend on numerous factors, some of which are beyond the Company's control. These uncertainty factors include, but are not limited to:

- The Company's ability to successfully conduct clinical trials, including timely patient recruitment;
- Changes in the regulatory environment, particularly with respect to obtaining marketing authorizations; and
- The approval and commercialization of competing drug products, which could potentially reduce the attractiveness of the Company's own drug candidates.

As part of its ongoing effort to optimize resource use, the Company has implemented a cost-saving plan and a structural adjustment of its operating expenses in line with available resources. In parallel, the Company has been negotiating extended payment terms with its service providers and creditors to preserve liquidity. Furthermore, the Company has initiated several steps to restructure its financial debt.

On January 8, 2025, the Company announced a refinancing transaction that included a cash injection of €2.5 million, and on March 26, 2025, the Company announced the successful completion of a €2.6 million private placement. With the proceeds from these transactions, and based on current operations, plans, and assumptions reviewed by the Board of Directors on June 26, 2025, the Company estimates that it has sufficient cash and cash equivalents to fund its operations through September 2025.

Beyond that date, if the Company is unable to secure growth financing through partnership agreements, it will rely on alternative funding sources, including capital increases or grant applications.

Given the Company's current cash position and the uncertainty surrounding the realization of new short-term sources of financing, the Company concludes that significant uncertainty exists that may cast substantial doubt on its ability to continue as a going concern for at least 12-month period from the date of approval of the financial statements.

As a result, the Company may not be able to realize its assets and settle its liabilities in the normal course of business.

Should these efforts fail, the Company may not be able to realize its assets or discharge its liabilities in the ordinary course of business. As such, there is significant uncertainty regarding the Company's ability to continue as a going concern.

2.6. Expected Developments and Outlook

In 2025, the Company will continue executing its value-creation strategy through the development of its therapeutic innovations, notably its lead candidate BIO101 (20-hydroxyecdysone), and anticipates the following key events:

• SARA Program – Development of BIO101 (20-hydroxyecdysone) in Sarcopenia

With approvals from Belgian and U.S. agencies to conduct a Phase 3 trial, the Company will actively seek partners to initiate this pivotal international trial in 2024 under a licensing agreement with global or regional pharmaceutical companies.

• OBA Program – Development of BIO101 (20-hydroxyecdysone)

The Company plans to initiate a development program with BIO101 (20-hydroxyecdysone) aimed at mitigating muscle strength loss induced by GLP-1 receptor agonists when combined with a hypocaloric diet in overweight or obese adult patients receiving semaglutide as a weight-loss treatment. Regulatory clearance from the U.S. Food and Drug Administration (FDA) was obtained in July 2024. The Company now expects to secure additional approvals from European and Brazilian health authorities, as well as from Ethics Committees (Europe, Brazil) and Institutional Review Boards (U.S.), in order to launch a proof-of-concept study in the second half of 2025.

The principal investigator for the Phase 2 OBA clinical trial, Dr. Marc-André Cornier, has already been appointed. Furthermore, the Company is in advanced discussions with two clinical sites affiliated with the University of Florida in Gainesville and Jacksonville, led by Dr. Stephen Anton and Dr. Joe Chehade, respectively. Both sites have an established track record, having previously participated in the Phase 2 SARA-INT trial targeting sarcopenia. These three centers are expected to submit authorization requests to their respective IRBs, and the first patient enrollment is anticipated to take place during 2025.

• COVA Program – Development of BIO101 (20-hydroxyecdysone) in Severe Forms of COVID-19

During the first half of 2024, the Company held Scientific Advice meetings with the European Medicines Agency (EMA) and a Type B meeting with the FDA to discuss the clinical and regulatory development pathway of BIO101 (20-hydroxyecdysone) leading up to a potential marketing authorization for the treatment of severe forms of COVID-19. These consultations allowed Biophytis to present its available data (preclinical, clinical, and CMC-related), and to clarify the additional information required to support future marketing authorization applications, particularly a confirmatory Phase 3 clinical trial protocol.

Biophytis also explored with the agencies the possibility of broadening the intended indication to include other viral respiratory diseases, such as influenza, leveraging BIO101's nonspecific mechanism of action. Such an extension would significantly increase the eligible patient population and enhance the commercial potential of BIO101.

Regulatory authorities were generally favorable to these proposals but advised against conducting a single Phase 3 study combining both influenza and COVID-19 patients. Instead, they recommended conducting two separate Phase 3 trials, which increase both the cost and timeline required to achieve market authorization.

Additionally, the Company had initially planned to resubmit an Early Access Authorization (Autorisation d'Accès Précoce, AAP) application in France to the Haute Autorité de Santé (HAS) in 2024, in partnership with its licensed pharmaceutical partner, Intsel Chimos, subject to development progress. However, the Company ultimately decided not to proceed with this submission. In Brazil, the Company finalized a request with the Brazilian health authority ANVISA to reactivate the early access program. This request was declined, with ANVISA indicating that early access authorization is contingent upon the existence of an ongoing Phase 2 study, which was not the case.

• MYODA Program – Development of BIO101 (20-hydroxyecdysone) in Duchenne Muscular Dystrophy (DMD)

The Company has decided to adjust the timeline for finalizing the preparation of its planned Phase 1/2 clinical study. This decision aligns with the Company's strategic priorities and financial resource management, ensuring optimal conditions for the future inclusion of the first patient.

• MACA Program – Development of BIO201 (20-hydroxyecdysone) in Dry Age-related Macular Degeneration (AMD)

To optimize resource allocation, the Company has decided to temporarily suspend activities related to the MACA program and the clinical development of its drug candidate for the dry form of age-related macular degeneration (AMD). This pause is intended to ensure the Company is well positioned for the next phase of growth and value creation from these promising assets.

Partnership and Business Development Outlook

In 2025, Biophytis is entering a pivotal phase of its development, driven by an ambitious international business development and partnership strategy. Strongly positioned in the age-related disease market, the Company has recently strengthened its fundamentals and is aiming to accelerate the execution of its strategic roadmap, subject to the availability of necessary financial resources.

Key initiatives include the launch of the OBA clinical program for the treatment of obesity, supported by a strategic licensing agreement with Blanver for Latin America. Subject to the achievement of certain milestones, the agreement provides for up to €108 million in payments and, under favorable assumptions, potentially double-digit royalties on future sales of BIO101. The partnership also includes a joint manufacturing collaboration in this high-potential region, where obesity affects nearly 100 million people.

Concurrently, Biophytis has entered exclusive negotiations with a major pharmaceutical company in China to co-develop and commercialize BIO101 for high-priority indications such as sarcopenia. China represents a pharmaceutical market valued at $190 billion, with significant unmet medical needs, including 70 million obese individuals and nearly 30 million people affected by sarcopenia. Additionally, the Company has entered into a co-development agreement with AskHelpU, the largest ALS patient advocacy group in China, to explore the therapeutic potential of BIO101 in this rare and severe disease, thereby expanding the drug's scope of application and opening access to new markets.

Biophytis will continue to actively pursue its strategy of forming new partnerships and licensing agreements across the Americas, Europe, and Asia to expand its global footprint and maximize the value of its innovative assets. Through these advancements and an expanding network of partners, Biophytis reaffirms its ambition to become a leading player in the treatment of age-related diseases, while reinforcing its growth and international presence.
Although the Company has signed strategic partnership agreements with long-term revenue potential — such as the Blanver deal in Latin America — it is important to note that no immediate funding has been secured. Moreover, no revenue from these partnerships is expected before 2028. As a result, Biophytis continues to actively explore various short-term financing options, including the pursuit of new investors, additional partnership agreements, and the use of suitable financial instruments.

Therapeutic Strategy Centered on Two Core Areas: Obesity and Sarcopenia, with a Targeted Geographic Focus.

Sarcopenia Strategy (Europe + Asia)

The SARA program, with its Phase 3 trial set to begin shortly, positions Biophytis as a key player in an underserved market, particularly in Europe and Asia. In China, where an estimated 30 million individuals are affected, the Company is engaged in negotiations with a local pharmaceutical partner to co-develop

BIO101 with the aim of fast-tracking commercialization through local clinical and regulatory partnerships. In Europe, where sarcopenia prevalence continues to rise with the aging population, Biophytis may leverage the absence of approved treatments by establishing regional collaborations to facilitate market access.

Obesity Strategy (Europe + LATAM + United States)

The OBA program, built around a Phase 2 study in the U.S., will involve clinical partnerships with specialized centers and local stakeholders. In Latin America, the agreement with Blanver (potential value of €100 million) serves as a launchpad for BIO101 distribution, coupled with a manufacturing co-development plan aligned with regional regulations. In Europe, Biophytis may capitalize on synergies with partners specializing in metabolic therapies, particularly in markets where GLP-1 receptor agonists like semaglutide are already widely prescribed, positioning BIO101 as a combination therapy.

International Expansion and Partnership-Based Business Model

Biophytis aims to strengthen its geographic reach through co-development and licensing agreements with regional pharmaceutical partners. This approach will help reduce operational risks and accelerate regulatory timelines. In Asia, securing a partnership with a Chinese pharmaceutical company for sarcopenia could unlock new funding opportunities. In the U.S., the OBA trial is expected to serve as a springboard to attract a major industry partner capable of financing subsequent development phases and negotiating payer access in a market projected to reach $100 billion by 2030.

This dual approach—combining therapeutic specialization with regional deployment—positions Biophytis as a strong contender in markets with high unmet medical needs.

2.7. Information on Share Capital

2.7.1. Breakdown of Share Capital and Voting Rights

As of December 31, 2024, the Company's share capital amounted to €734,283, divided into 7,342,831 ordinary shares with a nominal value of €0.10 each.

In accordance with Article L.233-13 of the French Commercial Code, the table below sets out the identity of individuals or legal entities directly or indirectly holding more than one twentieth, one tenth, three twentieths, one fifth, one quarter, one third, one half, two thirds, nine tenths, or nineteen twentieths of the share capital or voting rights as of December 31, 2024. It also shows the percentage held by corporate officers.

Shareholders	Number of Shares	% of Share Capital and Voting Rights	Number of Shares and Instruments Giving Access to Share Capital (1)	% of Share Capital and Voting Rights (Fully Diluted)
Stanislas Veillet (Chairman & CEO)	164,236	2.24%	164,236	1.29%
Biophytis Board Members, Management & Staff	22,100	0.30%	22,100	0.17%
Treasury Shares	26,376	0.36%	26,376	0.21%
Free Float	6,941,281	94.53%	6,941,281	54.49%
Atlas Capital[(1)]	188,838	2.57%	5,584,995	43.84%
TOTAL[(2)]	**7,342,831**	**100%**	**12,738,988**	**100%**

(1) Convertible bonds held by Atlas as of December 31, 2024, for a total amount of €2,050 thousand, were converted during the year at €0.3799 per share for the purposes of the fully diluted capital presentation.

(2) In May 2024, the Company implemented a reverse stock split (see Section 2.4.7 – Reverse Stock Split), resulting in a reduction of the number of shares outstanding at a ratio of 1 new share for every 400 old shares.

2.7.2. Employee Shareholding

In accordance with Article L.225-102 of the French Commercial Code, as of December 31, 2024, employees and corporate officers of the Company did not hold any shares through a collective investment scheme.

Also, in accordance with Article L.225-197-1 of the Commercial Code, the Company was aware that, as of December 31, 2024, 399 shares—representing a negligible percentage of the share capital—were directly held by employees.

2.7.3. Transactions in Own Shares

• Purpose of the Share Buyback Program and Use of Repurchased Shares

We remind you that, in accordance with Articles L.225-209 et seq. of the French Commercial Code, the Company was authorized by its shareholders to trade in its own shares, up to a limit of 10% of the share capital. This authorization was granted for a period of 18 months by the Company's Combined General Meeting held on June 21, 2022, via its eighteenth resolution, and then renewed for another 18 months by the Combined General Meeting on April 17, 2023, under the eleventh resolution.

During the financial year ended December 31, 2024, the Board of Directors successively implemented the buyback program authorized by the June 21, 2022, meeting and, from April 18, 2023, the program authorized by the April 17, 2023, meeting, which was identical to the previous one.

The objectives of this share buyback program, listed in decreasing order of priority, are as follows:

- To support liquidity and regular trading of the Company's shares or avoid price distortions that are not justified by market trends, within a liquidity contract entered with an investment service provider operating independently, in accordance with regulations and recognized market practices, including AMF Position-Recommendation No. 2017-04 and the AMAFI ethics charter recognized by the French Financial Markets Authority (AMF),

- To deliver shares upon exercise of rights attached to securities that give immediate or future access to the share capital, and to conduct hedging operations related to obligations under such securities, in accordance with market regulations and at times determined by the Board of Directors,

- To hold shares for later use as payment or exchange in potential external growth transactions, in compliance with AMF-recognized market practices, including mergers, spin-offs, or contributions,

- To meet obligations related to stock option programs, free share grants, employee savings plans or other stock allocations to Company employees or those of affiliated companies, including: (i) implementation of any stock option plan under Articles L.225-177 et seq. of the Commercial Code, (ii) allocation of shares to employees as part of profit-sharing and any company savings plans under Articles L.3332-1 to L.3332-8 et seq. of the French Labor Code, and (iii) free share grants under Articles L.225-197-1 et seq. of the Commercial Code,

- To cancel shares and reduce capital accordingly (particularly to optimize cash management, return on equity, or earnings per share), subject to adoption of the eleventh resolution below,

- To implement any market practice subsequently recognized by law or the AMF.

• Implementation of the Share Buyback Program

In accordance with Article L.225-211 of the French Commercial Code, we provide below the terms of implementation for the share buyback program during the past financial year.

In 2024, the buyback program was used exclusively under a liquidity contract aimed at facilitating secondary market trading or ensuring liquidity for the Company's shares, executed by an investment service provider.

In compliance with applicable regulations, including EU Regulation No. 2273/2003 of December 22, 2003, the Company signed a liquidity contract with Invest Securities on July 10, 2020, in line with the AMAFI ethics charter recognized by the AMF. This contract is tacitly renewed each year for a 12-month period. To implement this contract, 62,229 shares and €38,820.95 in cash were allocated to the liquidity account. The trading fees for this contract amount to €10,000 per year.

As of December 31, 2024, the liquidity account held:

- 26,376 shares with a nominal value of €2,637, representing 0.36% of the share capital, valued at €10,020 based on the purchase price

- €11,803.93 in cash

During the 2024 financial year, the following transactions were recorded:

	Number of Shares	Amount (€)	Number of Transactions
1st Half - Purchases	77,693	70,315.79	126
1st Half - Sales	68,029	63,364.46	126
2nd Half - Purchases	122,284	56,081.62	517
2nd Half - Sales	110,007	49,731.13	851

In accordance with Article 2 of AMF Decision No. 2018-01, semi-annual and annual reports on the liquidity contract are available on the Company's website.

As of December 31, 2024, the Company held 26,376 shares.

Disposals of treasury shares under the liquidity contract generated a net capital loss of €6 thousand for the financial year ended December 31, 2024.

2.7.4. Adjustments in Case of Issuance of Securities Giving Access to Share Capital

None.

2.7.5. Disposal of Shares (Cross Shareholdings)

None.

2.7.6. Transactions in Securities by Officers and Persons Referred to in Article L.621-18-2 of the French Monetary and Financial Code

None.

2.7.7. Reverse Stock Split

On March 15, 2024, the Company announced the implementation of a reverse stock split, consisting of the issuance of one new ordinary share with a nominal value of €0.80 (the "New Shares") in exchange for 400 former ordinary shares with a nominal value of €0.002 each (the "Old Shares"), resulting in the division by 400 of the total number of shares composing the Company's share capital. The reverse split period ran from April 2, 2024, to May 3, 2024 (inclusive). At the end of this period, i.e., on May 3, 2024, the Old Shares (ISIN FR0012816825) were delisted from Euronext Growth, and trading in the New Shares (ISIN FR001400OLP5) began. The share capital remained unchanged following the transaction, and the operation had no impact on the overall value of Biophytis shares held in shareholders' portfolios, except for any fractional shares.

2.8. Other Information from the Management Report

2.8.1. Acquisitions of Equity Interests and Control at the End of the Fiscal Year

In accordance with the provisions of Article L. 233-6 of the French Commercial Code, we inform you that during the past fiscal year, the Company did not acquire any equity interest in a company headquartered in France.

2.8.2. Amount of Loans of Less Than Three Years Granted by the Company

Articles L. 511-6, paragraph 3 bis, and R. 511-2-1-1 and R. 511-2-1-2 of the French Monetary and Financial Code.
None.

2.8.3. Anti-competitive Practices
None.

2.8.4. Summary Table of Valid Authorizations Granted by the General Shareholders' Meeting Regarding Capital Increases, Pursuant to Articles L. 225-129-1 and L. 225-129-2, Indicating the Use Made of Such Authorizations During the Fiscal Year

In accordance with the provisions of Article L. 225-37-4, paragraph 3° of the French Commercial Code, Appendix 3 to this report includes a summary table of the delegations of authority and powers granted by the General Shareholders' Meeting to the Board of Directors concerning capital increases, in application of Articles L. 225-129-1 and L. 225-129-2 of said Code. For your full information, the table also indicates the use made by the Board of authorizations granted for the purpose of awarding stock subscription or purchase options and free shares.

3. CORPORATE GOVERNANCE REPORT

3.1. Composition and Responsibilities of the Board of Directors

3.1.1. Composition of the Board of Directors

According to applicable legislative, regulatory, and statutory provisions, the Board of Directors must consist of at least three and no more than eighteen members, appointed by the General Meeting of Shareholders for a term of three years.

The Board of Directors freely decides on the terms for exercising the general management of the Company. This management may be assumed under its responsibility either by the Chairman of the Board or by another individual appointed by the Board of Directors and bearing the title of Chief Executive Officer.

The Company has opted to combine the functions of Chairman of the Board of Directors and Chief Executive Officer.

As of the date of this report, the Board of Directors is composed of four members, two of whom are independent:

First Name, Last Name, Title	Independent Director	First Appointment	Term Expiry	Audit Committee	Compensation Committee
M. Stanislas VEILLET, Chairman & CEO	No	05/22/2015	2026		
M. Claude ALLARY, Director	Yes	07/07/2021	2026	Member	
Ms. Nadine COULM, Director	Yes	05/22/2015	2026	Chair	Member
M. Jean MARIANI, Director	No	10/29/2019	2026		Chair

3.1.2. Responsibilities of the Board of Directors

The Board of Directors is responsible for determining the Company's strategic, economic, and financial directions and ensuring their proper implementation.

Subject to the powers expressly granted by the General Shareholders' Meetings and within the limits of the corporate purpose, the Board addresses any matters relating to the proper functioning of the Company and resolves through its deliberations all issues that concern it, particularly all strategic decisions, at the initiative of the CEO.

The internal regulations, available to shareholders at the Company's registered office and also on the Company's website www.Biophytishytis.com, define the roles of the Board and its committees and organize their work. They specify the functioning of the Board and how the legal and statutory requirements relating to its role in the Company's management are implemented. They also outline the rights and duties of Board members, particularly concerning the prevention of conflicts of interest, limits on multiple mandates, confidentiality of deliberations, and diligence in participating in the Board's work. They also include rules related to transactions involving Biophytis' securities, as recommended by the Financial Markets Authority (AMF).

To enable the Board of Directors to fully carry out its responsibilities, the internal regulations state:

- that the Chairman & CEO, as well as the Chair of each committee, must provide relevant information to the other Board members;

- that Board and committee meetings are preceded by the timely distribution of information regarding agenda items requiring particular attention and analysis, possibly accompanied by documents;

- that the Board is regularly informed of all significant events concerning the Company's business;

- and that, to provide greater flexibility in consulting the Board and facilitate decision-making by directors, video conferencing and teleconferencing are authorized, in accordance with the law.

3.2. Corporate Offices

3.2.1. Changes in the Board of Directors

At the Shareholders' General Meeting held on June 24, 2024, the mandates of the following directors were renewed:

- Mr. Claude Allary was renewed for a three-year term.
- Ms. Nadine Coulm was renewed for a three-year term.
- Mr. Stanislas Veillet was renewed for a three-year term.

3.2.2. Mandates and Functions Held by Each Company Director

In accordance with the provisions of Article L.225-37-4 of the French Commercial Code, we present below the list of all corporate mandates and positions held in any company by each of the Company's corporate officers during the fiscal year:

Name	Type of Mandate	Company
Stanislas VEILLET	Chairman Director	Biophytis Inc. Drone Volt
Claude ALLARY	Director	Arch Biopartners Inc.
Nadine COULM	Director	Verdemobil
Jean MARIANI	Director Director Chairman Director	Silver Innov Gérontopôle d'Ile de France GEROND'IF Successful Life Society for Research on Cerebellum and Ataxia (SRCA)

3.2.3. Regulated Agreements Under Article L.225-38 of the French Commercial Code

The Board of Directors approved, by decision dated May 13, 2019, the conclusion by the Company of an intellectual property rights transfer agreement with its Chairman and CEO, under which the latter transfers to the Company all intellectual property rights related to his inventive activity within the Company that he holds or may come to hold. This agreement was approved by the General Meeting on June 28, 2019, and remained in effect throughout the 2020 fiscal year. On April 3, 2020, the Board of Directors approved an amendment to this agreement, which is still in force.

On January 1, 2021, a service agreement was concluded with Successful Life SAS, a company owned by Jean Mariani, one of the Company's directors. This agreement, initially valid for one year and renewable by tacit agreement, was approved by the Board on March 9, 2021. It provides scientific and strategic consulting related to the biology of aging. The agreement stipulates a fixed fee of €450 per day, up to a maximum of €32.4K per year, and reimbursement of expenses upon submission of receipts.

During the 2021 fiscal year, following the approval of the Combined General Meeting of May 10, 2021, the Company signed indemnity agreements with its directors, ensuring their coverage by an insurance policy and compensation in case of personal liability actions in connection with the performance of their corporate duties.

The Board of Directors, in its meeting held on July 9, 2025, reviewed the agreements concluded and authorized during previous years that continued to be in force during the 2024 fiscal year.

3.2.4. Agreements Referred to in Article L.225-37-4, 2° of the French Commercial Code

In accordance with Article L.225-37-4, 2° of the French Commercial Code, we inform you that no agreements were concluded by any of our corporate officers or significant shareholders with a company controlled by the Company.

3.3. Warrants, Business Creator Warrants, and Performance Shares

3.3.1. Stock Subscription or Purchase Options Granted During the Fiscal Year to Each Executive Corporate Officer

During the 2024 fiscal year, no stock subscription options (SO) were granted to the executive corporate officers.

3.3.2. Stock Subscription or Purchase Options Exercised During the Fiscal Year by Each Executive Corporate Officer

No stock subscription or purchase options were exercised by the executive corporate officers during the 2024 fiscal year.

3.3.3. Performance Shares Granted During the Fiscal Year to Each Executive Corporate Officer

During the 2024 fiscal year, no performance shares were granted to Stanislas Veillet, Chairman and CEO.

3.3.4. Performance Shares That Became Available During the Fiscal Year for Each Executive Corporate Officer

During the 2024 fiscal year, no performance shares granted to Stanislas Veillet, Chairman and CEO, became available.

3.3.5. History of Allocations of Warrants and Stock Subscription Options

The following table presents, as of the date of this financial report, all business creator warrants (BSPCE) and stock subscription warrants (BSA) issued by the Company to its corporate officers and executives:

(1)	BSPCE$_{2019}$	BSPCE$_{2020}$	BSPCE$_{2021}$	BSA$_{2019}$	BSA$_{2021}$	BSA$_{2022}$	BSA$_{2023}$
Shareholders' Meeting	08/08/2019	05/28/2020	05/10/2021	08/08/2019	05/10/2021	06/21/2022	02/15/2023
Board Meeting	04/04/2020	12/22/2020	09/15/2021	04/23/2020	02/28/2022	02/15/2023	02/15/2023
Exercise Terms	1 warrant/1 share for all below	1 warrant/1 share for all below	1 warrant/1 share for all below	1 warrant/1 share for all below	1 warrant/1 share for all below	1 warrant/1 share for all below	1 warrant/1 share for all below
Shares subscribable by Executive Corporate Officers							
- Stanislas VEILLET	2,351	N/A	N/A	7,339	N/A	N/A	N/A
- Claude ALLARY	N/A	N/A	1,378	N/A	249	629	978
- Nadine COULM	260	520	1,378	70	249	629	978
- Jean MARIANI	260	520	1,378	64	249	431	1,638

Total Outstanding as of 12/31/2024	2,870	1,039	4,134	7,473	747	1,689	3,595
Subscription Price (in euros)	0,27	0,47	0,73	0,27	0,0967	0,0544	0,0027

(1) Following the reverse stock split at a ratio of 1 new share for 400 existing shares

Appendix 1 – Risks and Uncertainties Facing the Company

Our business is subject to various risks and uncertainties that may adversely affect us, as well as our financial condition, operating results, cash flows, and prospects. These risks, which are described in more detail below, include, without limitation:

• Risks Related to Limited Operating History, Financial Position, and Capital Requirements

- We are a clinical-stage biotechnology company with no approved or authorized products for sale, a history of losses, and a need for significant additional capital to achieve our objectives. These factors raise substantial doubt about our ability to continue as a going concern.

- We may depend on repayable advances and non-repayable public grants provided by the French government.

- We have limited resources and may face challenges in prioritizing the development of our drug candidates.

- Our indebtedness may limit our operations and make us more vulnerable to adverse economic conditions.

- Our business, financial condition, and operating results could be negatively impacted by global or regional public health events and related responses from governments, the private sector, and individuals.

• Risks Related to Our Business

- Clinical development is a lengthy and costly process, and we may not be able to obtain regulatory approval or emergency use authorization for our drug candidates.

- We may face difficulties in enrolling patients or securing and retaining investigators necessary for clinical studies.

- Our drug candidates may cause undesirable side effects.

- Our drug candidates may not be accepted by physicians or adopted by patients.

- We rely on third parties for the supply of raw materials and for conducting our preclinical studies and clinical trials.

- We face significant competition.

- We will be subject to government-imposed pricing and reimbursement restrictions.

- We will need to establish or ensure adequate sales capabilities.

- We may face difficulties in attracting and retaining key executives and scientific personnel.

- We may be subject to product liability claims.

- Our current and future collaborations may not be successful.

- We may face significant disruptions to our IT systems or data breaches and/or misconduct by employees or independent contractors.

- Employees and independent contractors may engage in misconduct or inappropriate activities.

- We may be unable to comply with environmental laws and regulations.

• Risks Related to Intellectual Property

- We must protect our intellectual property and proprietary rights.

- We may be unable to resolve disputes related to the infringement or misappropriation of our or third-party intellectual property rights.

• Emerging Risks

The year 2024 was marked by significant economic challenges that impacted our operating environment. The Company has identified key emerging risks and assessed their potential impact on our strategy and long-term viability.

- Financial Market Volatility

  We observed heightened volatility in financial markets throughout 2024, creating an environment of uncertainty that may affect our investment capacity and long-term planning. Rapid fluctuations in asset prices and interest rates can lead to unexpected financial losses and complicated cash flow management.

  Potential impacts include a decline in the value of investment holdings, increased cost of financing, and growing difficulty in forecasting cash flows.

- Foreign Exchange Risks

  With rising currency exchange risks, fluctuations in foreign exchange rates may affect our international operations and profit margins. Currency volatility can make the cost of acquiring goods and services more or less expensive across foreign markets, thereby impacting competitiveness.

  Identified impacts include increased transaction costs in countries where we currently conduct or plan to conduct R&D operations, and growing complexity in contract negotiations.

- Challenges in Fundraising in the Biotechnology Sector

  The biotechnology sector faced increased difficulties in securing funding in 2024. This environment may constrain our ability to finance research and development (R&D) projects and limit innovation, both of which are essential to our growth and competitiveness.

To mitigate these risks and ensure business continuity, the Company intends to implement, either individually or in combination, the following measures:

- Diversify its investment portfolio to reduce exposure to market volatility.
- Use financial instruments such as forward contracts and options to hedge foreign exchange risks.
- Explore alternative sources of financing, including strategic partnerships, government grants, and private investment.
- Optimize cash management to maintain sufficient liquidity; and
- Strengthen R&D efforts to develop innovative projects that can attract new investors.

• Risks Related to Government Regulation

- Even if we obtain regulatory approval for our products, they will remain subject to ongoing and rigorous regulatory oversight.

- The full or substantial eradication of COVID-19 may reduce or eliminate demand for our product, BIO101 (20-hydroxyecdysone), for this indication.

- Regulatory authorities may change their policies and requirements for approvals and emergency use authorizations or revoke previously granted authorizations.

- We may be unable to obtain orphan drug designation if we pursue it.

- Our operations will be affected by healthcare legislation and our relationships with researchers, healthcare professionals, consultants, third-party payers, patient advocacy groups, and customers.

- U.S. and foreign anti-corruption and anti-money laundering laws will impact our business.

- We may be unable to maintain certain tax benefits available to French technology companies.

- We will be affected by U.S. tax legislation applicable to our operations.

• Risks Related to Holding ADSs and Ordinary Shares and Our Status as a Non-U.S. Foreign Private Issuer

- The requirements associated with being a U.S.-listed company may strain our resources.

- The delisting of our ADSs from the Nasdaq Stock Market due to non-compliance with listing requirements—specifically the minimum shareholders' equity threshold of $2.5 million—has resulted in increased risk related to future refinancing operations.

- We may be exposed to exchange rate risk.

- The large number of outstanding warrants and convertible debt instruments could dilute our shareholders and impact the trading price of our securities due to potential future large-scale sales.

- U.S. investors may face difficulties bringing civil actions against our Company, our directors and officers, and the experts named in this annual report, and may not be entitled to a jury trial for claims related to the deposit agreement.

- Our corporate documents and French corporate law may delay or discourage a takeover attempt.

- Holders of ADSs may face limitations in exercising their voting rights, participating in any future pre-emptive rights offerings, receiving dividends, or disposing of their ADSs

- Our status as a foreign private issuer and an "emerging growth company" may deter certain investors.

- Being classified as a passive foreign investment company involves risks.

- We may not be able to maintain effective and sustainable internal control over financial reporting.

• Risks Related to Limited Operating History, Financial Condition and Capital Requirements

We are a clinical-stage biotechnology company and none of our products has been approved for commercial sale. We have incurred significant losses since our inception and expect to continue incurring losses for the foreseeable future.

Biotechnology product development is a highly speculative undertaking, involving substantial upfront investment and a high risk that a drug candidate may not demonstrate adequate efficacy in its intended use or an acceptable safety profile, may not obtain regulatory approval, or may never become commercially viable. Since our incorporation in 2006, we have incurred significant losses and expect to continue doing so in the near future, which—combined with our limited operating history—makes it difficult to evaluate our future viability.

We incurred losses of €24.3 million, €17 million and €10.4 (or $11.2 million, translated solely for convenience at an exchange rate of €1.00 = $1.0351, the noon buying rate of the Federal Reserve Bank of New York as of December 31, 2024), for the years ended December 31, 2022, 2023, and 2024, respectively.   Most of these losses resulted from expenses related to our preclinical and clinical development programs and other R&D activities, along with general and administrative expenses. We expect to continue incurring losses for the foreseeable future, and we anticipate these losses will increase as we further our drug candidate development, conduct clinical trials, and engage in additional R&D activities. Even if we achieve profitability in the future, we may not be able to sustain it. Our past losses, together with expected future losses, have had and will continue to have a negative impact on our shareholders' equity and working capital.

We will require substantial additional funding to achieve our goals. If we are unable to obtain such funding on a timely basis and on acceptable terms, or at all, we may be forced to delay, limit, reduce or terminate the development of our products or other operations. These factors therefore raise substantial doubt about the Company's ability to continue as a going concern.

Since our inception, we have invested a significant portion of our efforts and financial resources into preclinical and clinical studies and other research and development activities. In the near term, we expect to continue allocating substantial resources to the preclinical and clinical development of our current drug candidates, as well as to the discovery and development of additional potential candidates. These expenditures will include costs for conducting preclinical and clinical studies, obtaining regulatory approvals, and marketing and selling any approved products that we choose to commercialize ourselves. Additionally, unexpected costs may arise. Given the inherent uncertainty of preclinical and clinical outcomes, we cannot reasonably estimate the exact amounts required to complete the development of our current or future candidates.

As of December 31, 2024, we had capital resources consisting of cash and cash equivalents totaling €70 thousand ($80 thousand, translated solely for convenience at €1.00 = $1.0351). Since December 31, 2024, We no longer have the ability to draw on our 2021 credit line agreement with ATLAS Special Opportunities LLC ("ATLAS").

We anticipate that our existing capital resources will not be sufficient to fund all of our operating expenses through early 2026. These resources are not sufficient to finance our operations over the next 12 months.

Moreover, our current operating plans may change due to numerous factors that are currently unknown to us, and we may be required to seek additional funding earlier than anticipated, through public or private equity or debt offerings, or through other sources such as strategic collaborations.

In addition, it is highly likely that we will need to seek additional capital due to favorable market conditions or strategic considerations. We believe that we do not currently have sufficient funds to support our existing or future operating plans.

Our future capital requirements will depend on many factors, including:

- the scope, progress, data and cost of R&D efforts for our current and any future drug candidates, and the conduct of preclinical and clinical trials;

- the timing and cost of regulatory approvals for our current or future candidates;

- the number and characteristics of additional candidates we develop or acquire;

- any manufacturing costs related to our current or future candidates;

- the cost of sourcing purified extracts and maintaining a supply chain at scale and quality sufficient to meet demand;

- the cost of commercialization activities, including marketing, sales and distribution for any product we choose to commercialize ourselves;

- our ability to maintain existing or establish new strategic collaborations, licensing or other agreements and the financial terms thereof, including the timing and amount of any future milestone, royalty or other payments;

- liabilities from product-related or other litigation;

- expenditures required to attract, hire and retain qualified personnel;

- costs associated with maintaining a public company status;

- costs resulting from protocol modifications to our clinical trials;

- costs arising from the need to conduct additional clinical trials;

- costs for preparing, filing, prosecuting, maintaining, defending and enforcing our IP portfolio; and

- the timing, receipt, and amount of any future product sales revenue, if any.

These events and conditions raise substantial doubt about the Company's ability to continue as a going concern, and as such, the Company may be unable to realize its assets or settle its liabilities in the normal course of business.

When needed, additional funds may not be available on acceptable terms—or at all. Without sufficient timely funding, we may be required to:

- delay, limit, reduce or terminate preclinical studies, clinical trials or development activities for current or future drug candidates;

- seek commercial partners for our drug candidates at earlier-than-ideal stages or on less favorable terms than we would normally consider;

- delay, limit, reduce or terminate our R&D activities; or

- delay, limit, reduce or cease efforts to establish manufacturing, sales, and commercialization infrastructure necessary for our products.

We do not expect to generate revenue from product sales or royalties in the near future—or at all—unless and until our candidates are clinically tested, approved for marketing, and successfully commercialized. To date, we have primarily funded our operations through equity and debt offerings (including our Nasdaq IPO in February 2021), as well as public innovation grants and reimbursements under the French research tax credit program, as further described in this annual report. We will need to seek further funding in the future and currently intend to do so via collaborations, public offerings, private placements, debt financings, credit or loan facilities, public funding, or a combination of these. Our ability to raise additional funds will depend on financial, economic and other factors, many of which are beyond our control. We may not be able to obtain funding on acceptable terms—or at all. If we enter into agreements with collaborators or others, we may be required to relinquish rights to drug candidates we would otherwise prefer to develop internally. If we raise funds by issuing equity securities, our shareholders may experience dilution, and the terms of such financings could negatively impact their rights. Future investors may demand—and may be granted—rights superior to existing shareholders as a condition of their investment. Debt financing, if available, could include restrictive covenants that limit our flexibility and, in the event of insolvency, debt holders would be repaid ahead of equity holders.

We have received certain repayable advances and non-repayable subsidies from the French government. If such programs are reduced or discontinued, our ability to successfully develop, manufacture and commercialize our candidates could be negatively impacted.

We have received repayable advances and non-repayable grants from the French government and intend to continue applying for such support to accelerate the development of our drug candidates. There is no guarantee that such funding will continue. If these programs are discontinued or reduced, it could negatively affect our operations, results and financial condition, depriving us of resources necessary for R&D. Moreover, these advances and grants typically come with contractual obligations, including adherence to budgeted scientific plans, timely reporting of deviations, and compliance with certain financial solvency ratios.

Due to the significant resources required for the development of our product candidates, we must prioritize the development of certain candidates and/or specific indications. We may devote our limited resources to candidates or indications that do not perform well and fail to capitalize on product candidates or indications that could be more profitable or have a higher likelihood of success.

We plan to develop a portfolio of product candidates aimed at treating age-related diseases and diseases whose progression and symptoms are similar to those associated with aging. Given the substantial resources required for the development of these candidates, we must focus our attention and resources on specific diseases and development pathways and decide which product candidates to develop and how many resources allocate to each.

Our decisions regarding the allocation of research, development, collaboration, management, and financial resources to specific product candidates or therapeutic areas may not lead to the development of a commercially viable product and may divert resources away from more promising opportunities. Similarly, any decision to delay, discontinue, or partner with third parties on certain programs may later prove to be suboptimal and cause us to miss valuable opportunities.

If we make incorrect assessments regarding the viability or commercial potential of any of our programs or product candidates, or if we misinterpret trends in aging, health, or biotechnology, our business, financial condition, and operating results could be materially adversely affected. As a result, we may be unable to fully realize the potential of viable commercial products or profitable market opportunities, and may be forced to forgo or delay pursuing opportunities with other product candidates, diseases, or disease mechanisms that could later prove to have greater commercial potential than those we choose to pursue. Alternatively, we may forfeit valuable rights to such product candidates through collaboration, licensing, or royalty agreements in which it would have been more advantageous for us to invest additional resources to retain development and commercialization rights.

Our operating results may vary significantly, which could make it difficult to predict our future operating performance.

Our operating results may fluctuate significantly, making it difficult to anticipate future performance. These fluctuations may result from various factors, many of which are beyond our control and may be difficult to predict, including:

- the timing, cost, and level of investment in the research, development, and, if approved, commercialization activities related to our product candidates, which may vary from time to time;

- the timing and progress of patient enrollment in our clinical trials and the availability of medical personnel needed to conduct those trials;

- the continued development and widespread adoption of vaccines and treatment options for COVID-19 that could reduce or eliminate demand for our products related to the treatment of respiratory failure;

- regulatory agencies' revocation of emergency use authorizations or the conclusion of a public health emergency declaration;

- the cost of manufacturing our product candidates and the establishment of our supply chain, which may vary depending on production volume and the terms of our agreements with manufacturers;

- expenses we may incur to acquire, develop, or commercialize additional product candidates;

- the timing and amount of any future milestone, royalty, or other payments due under collaboration or license agreements;

- future accounting pronouncements or changes in our accounting policies;

- the timing, success, or failure of our preclinical studies and clinical trials for our product candidates and/or any redesigns, delays, or scope changes in our preclinical or clinical trials;

- the timing of regulatory approvals for our product candidates in the United States and abroad;

- the timing and success of competing product candidates or any other changes in the competitive landscape of our industry, including consolidation of competitors or partners;

- coverage and reimbursement policies for our product candidates, if approved; and

- the level of demand for our products, if approved, which may vary significantly over time.

The cumulative effects of these factors could lead to significant fluctuations and unpredictability in our annual operating results. Therefore, comparisons of our operating results from period to period may not be meaningful. Investors should not rely on our past performance as an indication of future results.

This variability and unpredictability may also cause us to fail to meet industry analyst or investor expectations for any given period. If our revenue or operating results fall below expectations set by analysts or investors, or if our forecasts provided to the market fall short of analysts' or investors' expectations, the market price of our common stock and ADSs could decline significantly. Such a drop in stock price could occur even if we meet previously announced revenue or earnings forecasts.

Our indebtedness could limit our operations and make us more vulnerable to adverse economic conditions.

In April 2020, we entered into a €24 million convertible bond financing agreement with ATLAS to support the development of BIO101 (20-hydroxyecdysone). Under the terms of this agreement (as amended), ATLAS agreed to subscribe for up to €24 million in convertible bonds, to be issued in eight tranches of €3 million each. We issued the eighth tranche in December 2021. As of December 31, 2022, all convertible bonds related to this agreement had been converted.

On June 14, 2021, we entered into a new €32 million convertible bond financing agreement with ATLAS. Under this agreement, ATLAS agreed to subscribe for up to €32 million in convertible bonds, to be issued in eight tranches of €4 million each. In fiscal year 2023, the Company issued a half tranche for a total amount of €2 million and 80 ORNANE. In fiscal year 2024, the Company issued two tranches for a total amount of €4 million and 160 ORNANE. As of June 14, 2024, the Company renewed the ATLAS 2021 agreement for an additional two-year period, extending it until June 14, 2026. This amendment allows Biophytis to issue convertible bonds for a maximum amount of €16 million, in tranches of up to €2 million each. In 2024, the Company converted 58 ORNANEs under Tranche 3 for a total of €1,450 thousand, and 78 ORNANEs under Tranche 4 for €1,950 thousand. The total amount of conversions for the year 2024 amounted to €3,400 thousand.

The outstanding debt as of December 31, 2024, amounted to €2.05 million, corresponding to 82 ORNANE.

On November 19, 2021, we entered into a Subscription Agreement, a Straight Bonds Issue Agreement, and a Convertible Bonds Issue Agreement with Kreos Capital VI (UK) Ltd. and Kreos Capital VI (Expert

Fund) LP, enabling us to access up to €10 million in financing. Under the terms of these agreements, Kreos agreed to subscribe for up to €7.75 million in convertible bonds and up to €2.25 million in non-convertible bonds, to be issued in four tranches. The first two tranches were issued on November 22, 2021. Each tranche of non-convertible bonds bears interest at 10% per annum and must be repaid in 36 monthly installments beginning in April 2022. Each tranche of convertible bonds bears interest at 9.5% per annum and must be repaid or converted into shares no later than March 31, 2025. In connection with the Kreos financing, we issued 2,218,293 warrants entitling the holder to purchase 2,218,293 new ordinary shares at an exercise price of €0.56 per share over a period of seven years from the date of issuance. By subscribing to these warrants, Kreos waived its right to exercise the warrants issued in its favor under the 2018 credit facility.

In accordance with the terms and conditions of the agreements with Kreos, we have the right, at any time with a minimum notice period of 30 days to Kreos, to prepay or re-purchase the bonds, but only in their entirety. The prepayment amount will be equal to (i) the remaining principal amount due, plus (ii) the sum of all interest payments that would have been due for the remainder of the term of the relevant tranche, discounted at an annual rate of 10%.

If we are unable to make the required payments, as was the case with the Kreos debt during 2024, this could have significant adverse effects. We may need to refinance all or part of our debt, sell assets, delay capital expenditures, or seek additional equity financing. The terms of our existing or future debt agreements may also prevent us from pursuing one or more of these alternatives. Any refinancing of our debt could occur at higher interest rates and may require us to accept more burdensome covenants, which could further restrict our business operations. Moreover, changes in the credit and capital markets, including market disruptions and fluctuations in interest rates, may increase the cost of financing, make it more difficult to obtain favorable terms, or limit our access to future liquidity sources. In addition, the failure to pay interest and principal related to the Kreos debt may have led to a negative adjustment of the Company's credit rating. More generally, any failure to make scheduled interest or principal payments on our outstanding debt would likely result in a downgrade of our credit rating, which could impair our ability to raise additional debt financing on commercially reasonable terms—or at all. Our inability to generate sufficient cash flow to meet our debt service obligations, or to refinance or restructure our debt on commercially acceptable terms—or at all—could have a material adverse effect on our business, financial condition, results of operations, and ability to meet our debt obligations.

For information purposes, the penalties incurred by the Company in connection with the default on the Kreos debt amounted to €22 thousand.

Our debt agreements contain restrictions that limit our operational flexibility.

Our Venture Loan Agreements and Bonds Issue Agreements with Kreos Capital V (UK) Ltd., our Subscription Agreement, Straight Bonds Issue Agreement, and Convertible Bonds Issue Agreement with Kreos Capital VI (UK) Ltd. and Kreos Capital VI (Expert Fund) L.P., as well as our convertible bond agreements with ATLAS, impose certain operational and financial covenants. These covenants may limit our ability and that of our subsidiaries, under certain circumstances, to:

- incur additional debt;

- sell or transfer assets ; and

- pay dividends and distributions.

These agreements also contain customary affirmative covenants and events of default, including change of control provisions.

Due to the covenants and restrictions contained in our existing debt agreements, we are limited in how we operate our business and may be unable to incur additional indebtedness to remain competitive or to pursue new business opportunities. The terms and conditions of any future debt we may incur could include even more restrictive covenants. We cannot assure you that we will be able to comply with these covenants in the future or, if we are not in compliance, we will be able to obtain waivers from Kreos and ATLAS and/or amend the applicable covenants.

Failure to comply with the restrictive covenants described above or with other covenants contained in our future debt instruments could result in an event of default which, if not cured or waived, could require us to repay the outstanding debt prior to its maturity. To this effect, the Company reports having been in default on its Kreos debt during the 2024 fiscal year. Additionally, a default or acceleration under one debt instrument could trigger a cross-default under one or more of our other debt instruments. If we are unable to repay, re-finance, or restructure our secured debt, the holders of such debt could initiate foreclosure proceedings against the collateral securing the debt. If we are forced to refinance this debt on less favorable terms, or if we are unable to repay, refinance or restructure this debt, our financial condition and operating results could be adversely affected.

Our business was significantly impacted, and may continue to be impacted in the future, by the effects of pandemics or epidemics, including the COVID-19 pandemic and its variants, as well as the emergence of other infectious diseases, particularly in regions where we or third-party partners have key manufacturing sites, research or clinical trial locations, or other business operations.

Our business has been and may in the future be materially adversely affected by pandemics or epidemics, such as COVID-19 and its variants, or other emerging infectious diseases. The COVID-19 pandemic led to the implementation of severe lifestyle and business restrictions, including quarantines and other governmental measures aimed at containing the spread of the virus. While the impact of the COVID-19 pandemic has largely subsided due to the widespread availability of vaccines and other preventative interventions, more infectious or more deadly variants may emerge. Any future restrictions implemented in response to COVID-19 or another pandemic or epidemic, or to the emergence of other infectious diseases, could adversely impact our productivity, disrupt our operations, and delay the progress and timelines of our clinical development programs. The extent of such impact will depend in part on the duration and severity of the measures imposed, among other factors.

Although we currently do not anticipate further direct impact from COVID-19 or other pandemics or endemics on our clinical programs, future disruptions, including potentially more severe disruptions, could materially and adversely affect our operating results and financial condition.

Quarantines, lockdowns, and other governmental actions or the perception that such restrictions could be re-imposed may affect staffing levels, infrastructure, and the manufacturing and packaging capabilities of our third-party suppliers in Europe, China, and other regions, as well as the availability and cost of materials, thereby potentially disrupting our supply chain. While we do not currently anticipate supply issues for our clinical materials or concerns regarding our planned clinical trials, any future outbreak of COVID-19 or another health crisis could impact our ability to source raw materials required to manufacture clinical batches of our product candidates.

In addition, our planned clinical trials could be adversely affected by a resurgence of COVID-19 (including new vaccine-resistant strains) or the emergence of other pandemics. Clinical trial site initiation and patient enrollment could be delayed if sites are unable or unwilling to receive patients due to travel restrictions or interruptions in healthcare services aimed at minimizing patient–staff or patient–facility contact. Moreover, where primary endpoints in our studies require in-person visits, patients may be unwilling or unable to attend such visits for safety reasons, which could delay trial progress and affect timelines and outcomes.

A resurgence of COVID-19, or the emergence of new vaccine-resistant variants or other pandemics, could also lead to increased study costs due to prolonged timelines, additional staffing needs, or the implementation of remote technologies such as remote monitoring, source data verification, and remote audits.

Regulatory authorities may also experience an increased workload, including demands for expedited reviews of COVID-19–related studies and the need to modify study protocols to accommodate pandemic-related limitations, potentially resulting in regulatory delays.

Furthermore, the COVID-19 pandemic negatively impacted global financial markets, and any future outbreak of infectious disease could have similarly adverse effects, including economic slowdowns in key markets such as France and the United States. Such disruptions may reduce our ability to access capital, adversely affect our liquidity, delay clinical development and commercial operations, and diminish demand for future products. Any of these factors could have a material adverse effect on our business, financial condition, results of operations, or cash flows. In addition, a recession, economic downturn, or market correction resulting from COVID-19 or any future pandemic or epidemic could materially impact the trading price and value of our ADSs and ordinary shares.

Even outside the context of a public health crisis, there remains a risk that regulatory authorities or ethics committees may refuse to authorize the initiation of a clinical trial for our product candidates, including those developed by Biophytis.

We are also exposed to risks of supply chain disruptions involving the raw material used in our product candidates, specifically 90% *Cyanotis* extract sourced from China. Such disruptions could arise from political instability or global geopolitical shifts that impact on the availability of raw materials or products (whether active pharmaceutical ingredients or finished goods) resulting from purification and formulation processes. Global unrest could further lead to a significant increase in transportation costs for shipping raw materials from China to Europe, where our CDMOs responsible for purification and active ingredient production are located.

Risks Related to Our Business

Our business depends on the successful development, regulatory approval, manufacturing, and commercialization of our drug candidates, all of which are at an early stage of development.

We have no approved products for sale. Our lead drug candidate, BIO101 (20-hydroxyecdysone), is in clinical development, and our second drug candidate, Macuneos (BIO201), is still in the preclinical stage. Our lifecycle extension drug candidates, BIO103 and BIO203, are also in preclinical development.

To obtain marketing authorization for our lead drug candidates, we will need to achieve satisfactory outcomes in larger, confirmatory clinical trials as required by the U.S. Food and Drug Administration ("FDA") and the European Medicines Agency ("EMA"). The success of our business, including our ability to fund our company and generate revenues in the future, will primarily depend on the successful development, regulatory approval, and commercialization of our drug candidates. However, due to our early stage of development, it may take many years (if at all) before we are able to demonstrate sufficient safety and efficacy to support marketing approval.

In the future, we may also become dependent on other drug candidates that we may develop or acquire. The clinical and commercial success of our current and any future drug candidates will depend on a number of factors, including the following:

- our ability to raise any required additional capital on acceptable terms, or at all;

- our ability to conduct research studies that support the filing of an Investigational New Drug application ("IND") or similar submissions, and to successfully submit such applications;

- the timely completion of our preclinical studies and clinical trials, which may be significantly slower or more costly than we currently anticipate and will largely depend on the performance of third-party contractors;

- whether we are required by the FDA, EMA, or other similar regulatory agencies to conduct additional clinical trials or other studies beyond those currently planned to support approval and commercialization of our current or future drug candidates;

- the acceptance by the FDA, EMA, and other foreign regulatory authorities of the trial designs, primary endpoint assessments, and proposed applications for our drug candidates;

- our ability to demonstrate to the satisfaction of the FDA, EMA, and other foreign regulatory authorities the safety, efficacy, and acceptable risk profile of our drug candidates or any future candidates;

- the occurrence, duration, and severity of potential side effects or other safety concerns encountered with our drug candidates or any future approved products, if any;

- the timely receipt of necessary marketing approvals from the FDA, EMA, and other similar regulatory agencies;

- securing, maintaining, and ensuring that our third-party contractors meet our contractual obligations and all applicable regulatory requirements relating to our drug candidates or any future candidate or approved product, if any;

- the ability of any third-party we contract with to manufacture adequate clinical and commercial supply, if approved, of our current or future drug candidates, to remain compliant with regulatory bodies, and to develop, validate, and maintain commercially viable manufacturing processes that comply with current Good Manufacturing Practices ("cGMP");

- for any approved drug candidates that we choose to commercialize ourselves, our ability to successfully develop a commercial strategy and then effectively commercialize the drug candidates, either alone or with partners;

- the practicality of our treatment or dosing regimen;

- our ability to secure a sufficient supply of purified extracts and establish a supply chain of adequate quantity and quality for clinical development and commercialization needs;

- acceptance by physicians, payers, and patients of the benefits, safety, and efficacy of our drug candidates or any future drug candidate, if approved, including in comparison with alternative and competing treatments;

- patient demand for our drug candidates, if approved;

- our ability to maintain appropriate controls against drug diversion for BIO101 (20-hydroxyecdysone), which may have potential for misuse or abuse by bodybuilders or other athletes due to its anticipated anabolic effect;

- commercial and lifestyle restrictions resulting from a resurgence of the COVID-19 outbreak, or from any other pandemic, epidemic, or outbreak of infectious disease;

- the prioritization of hospital resources in response to a resurgence of the COVID-19 pandemic, or other pandemics or epidemics, or outbreaks of other infectious diseases, that might otherwise be used for clinical studies;

- the ability of our trial participants to safely comply with clinical trial protocols despite quarantines impeding patient movement or disrupting healthcare services, or due to potential concerns about interacting with medical facilities or staff in the context of a resurgence of COVID-19, or other infectious disease outbreaks;

- the impact, if any, on ongoing study data that may have been affected by the initial and subsequent waves of the COVID-19 pandemic, and whether modifications implemented in response to the pandemic will allow for regulatory acceptance of the resulting data or if the data will be sufficient for regulatory review; such effects will not be known until we complete ongoing studies, analyze the data, and submit it for regulatory review;

- our ability to establish and enforce intellectual property rights for our current and any future drug candidates;

- and our ability to avoid third-party interference, patent challenges, intellectual property litigation, or infringement claims.

Many of these factors are beyond our control and could result in significant delays or an inability to obtain necessary regulatory approvals or to commercialize or license our drug candidates. Even if regulatory approvals are obtained, we may never be able to successfully commercialize or license any of our drug candidates. As a result, we cannot guarantee that we will be able to generate sufficient revenues from the sale of our drug candidates or any other drug candidate we may later develop to continue our operations or achieve profitability.

We may not be able to obtain regulatory approval, if at all, for our drug candidates in accordance with applicable regulatory requirements. Refusal, delay, or restrictions imposed on such approval would prevent, delay, or limit the commercialization of our drug candidates and negatively impact on our potential to generate revenue and/or raise funds, as well as our business and operating results.

To obtain marketing authorization for our drug candidates, we must provide the FDA, the EMA, and other foreign regulatory authorities with clinical data that satisfactorily demonstrate the safety and efficacy of the drug candidate for the intended use set forth in the applicable regulatory submission. Product development is a lengthy, costly, and uncertain process, and delays or failure can occur at any stage of our clinical development programs. Many companies in the biotechnology and pharmaceutical sectors have experienced significant setbacks in clinical trials, even after positive results in preclinical studies or early-phase clinical trials. Such setbacks have been caused, among other things, by new preclinical findings made while clinical trials were ongoing, and by safety or efficacy observations in clinical trials, including previously unreported adverse events. Success in preclinical and early-phase clinical trials does not guarantee that later-phase clinical trials will be successful, and the results of clinical trials conducted by others may not be predictive of the results of our own trials. Furthermore, it is currently unclear what effects, if any, changes made to ongoing non-COVID-19-related studies as a result of the COVID-19 pandemic may have on the acceptability of the data from these revised studies, including the conditions under which our target patients may participate in our current or future trials.

The research, testing, manufacturing, packaging, labeling, approval, sale, marketing, and distribution of drugs and biological products are subject to specific regulation by the FDA, EMA, and other foreign regulatory authorities, and these regulations vary by country. We are not permitted to market our investigational drugs in the EU, the U.S., or any other country until they have received the required approval from the appropriate regulatory authorities in those jurisdictions.

Going forward, global health considerations may prevent the FDA, EMA, and other foreign regulatory authorities from conducting inspections, reviews, or other regular regulatory activities, and this could significantly impact the ability of the FDA, EMA, or other foreign regulatory authorities to review and process regulatory submissions in a timely manner, which could have a material adverse effect on our business.

The FDA, EMA, or any other foreign regulatory authority may delay, limit, or refuse approval of our drug candidates for many reasons, including:

- our inability to satisfactorily demonstrate to the authority that a drug candidate is safe and effective for the proposed indication;

- the authority's rejection of our trial protocol or disagreement with our interpretation of preclinical or clinical study data, including studies related to the coronavirus pandemic;

- the authority's refusal to accept data from modified protocols (e.g., data collected by phone instead of office or in-person visits may not be sufficient for regulatory approval);

- our failure to demonstrate that the clinical and other benefits of a drug candidate outweigh its perceived safety or other risks;

- the authority requiring additional preclinical studies or clinical trials;

- the authority's non-approval of the labeling, packaging, or specifications of a drug candidate;

- the authority not approving the processes or facilities of third-party manufacturers we work with;

- our inability to satisfactorily demonstrate to the authority that the supply of purified extracts and our supply chain are of sufficient quantity and quality to meet product requirements; or

- the possibility that approval policies or regulations of the FDA, EMA, or applicable foreign regulatory authorities may change significantly, rendering our clinical data insufficient for approval.

Of all the biotechnology and pharmaceutical products under development, only a small percentage successfully complete the applicable regulatory approval processes and reach commercialization.

Even if we successfully complete clinical trials and receive approval from the FDA, EMA, or the relevant foreign authorities for one of our drug candidates, the competent authority may still require the completion of costly additional post-approval clinical trials. The FDA, EMA, or relevant foreign authorities may also approve our drug candidates for a more limited use or a narrower patient population than we initially requested and may not approve labeling we consider necessary or desirable for successful commercialization.

Any delay or failure in obtaining appropriate regulatory approval would delay or prevent the commercialization of our drug candidates and have a material adverse effect on our business and outlook.

Clinical development is a lengthy and costly process with an uncertain outcome, and results from prior studies and trials may not be indicative of future trial results.

Clinical trials are expensive and can take many years, and their outcomes are inherently uncertain. Failures or delays can occur at any time during the various phases, or stages, of the clinical trial process. Success in preclinical studies and early clinical trials do not guarantee that later-stage clinical trials will be successful. Several companies in the biotechnology, Biopharmaceutical, and pharmaceutical industries have experienced significant setbacks in clinical trials, even after promising results in preclinical studies or early-stage clinical trials. These setbacks have been caused, among other things, by new preclinical findings discovered while clinical trials were ongoing, and by safety or efficacy observations made during clinical trials, including previously unreported adverse events. The results from our preclinical studies or in vivo and in vitro studies provide very limited data for diseases whose pathophysiology is not well understood and may not be predictive of clinical results in humans. Drug candidates in later stages of clinical trials may fail to exhibit the desired pharmacological properties or safety and efficacy characteristics, despite having advanced through preclinical and early clinical studies.

Despite promising preliminary results, we cannot be certain that we will not experience setbacks or obtain fewer promising results in later-stage studies. Even if we are able to initiate and complete clinical trials—including those conducted during the initial COVID-19 pandemic—our safety and efficacy data may still be insufficient to obtain regulatory approval for our drug candidates.

We may experience delays in obtaining the necessary regulatory authorization for our various clinical programs and in initiating other planned studies and trials. Moreover, we cannot guarantee that studies or trials for our drug candidates will start on time, will not require redesign, will enroll enough participants in a timely manner, or will be completed on schedule, if at all.

Clinical trials may be delayed or terminated for various reasons, including delays or failures related to:

- disagreement by the FDA, EMA, or comparable foreign regulatory authorities regarding the design or implementation of our clinical trials;

- delays in obtaining regulatory approval to begin a trial;

- reaching agreement on acceptable terms with contract research organizations (CROs) and clinical trial sites, whose terms may be subject to extensive negotiation and may vary significantly among different CROs and sites;

- approval by the Institutional Review Boards (IRBs) of each trial site;

- recruitment of a sufficient number of eligible patients for a trial;

- ensuring that enrolled subjects complete a trial or return for post-treatment follow-up;

- clinical sites deviating from the trial protocol or withdrawing from the trial;

- inability to access sites for initiation, monitoring, and patient participation due to travel restrictions or quarantines imposed by national, federal, state, or local governments;

- addressing participant safety issues that arise during the course of a trial;

- adding a sufficient number of clinical trial sites;

- securing an adequate supply of purified extracts and a supply chain of sufficient quantity and quality to meet product requirements;

- supply chains and sourcing that may be slow or significantly delayed due to travel restrictions, service suspensions, and temporary international border closures imposed by a pandemic or epidemic; or

- obtaining a sufficient supply of drug candidates for preclinical studies, clinical trials, or commercial-scale production from third-party suppliers.

We may encounter numerous adverse or unforeseen events during or following preclinical studies and clinical trials that could delay or prevent our ability to obtain marketing authorization or commercialize our drug candidates, including:

- We may receive feedback from regulatory authorities that require us to modify the design of our clinical trials;

- Clinical trials of our drug candidates may produce negative or inconclusive results, and we may decide, or regulatory authorities may require us, to conduct additional clinical trials or to discontinue drug development plans;

- Patient selection, recruitment, monitoring, and data collection may be affected or delayed by restrictions imposed by national, federal, state, or local governments due to a pandemic or epidemic or the emergence of other infectious diseases;

- The number of patients required for clinical trials of our drug candidates may be greater than we anticipate, enrollment in these clinical trials may be slower than expected, or the dropout rate of participants may be higher than projected;

- Our third-party contractors may fail to comply with regulatory requirements, may not maintain adequate quality controls, or may be unable to provide or procure sufficient purified extracts to supply the products needed to conduct and complete preclinical studies or clinical trials of our drug candidates in a timely manner, if at all;

- We or our investigators may need to suspend or terminate clinical trials of our drug candidates for various reasons, including failure to comply with regulatory requirements, inability to adhere to the study protocol due to restrictions related to a pandemic or epidemic or the emergence of other infectious diseases, the discovery of adverse side effects or other unexpected characteristics of our drug candidates, or the determination that participants are exposed to unacceptable health risks;

- Limitations arising from public health emergencies;

- The potential impact on data from ongoing studies that were affected by the initial and subsequent waves of the coronavirus pandemic, and whether the changes made to adapt to the pandemic will impact the regulatory acceptability of the data or whether such data will be sufficient for regulatory review—consequences that we will not know until the ongoing studies are completed, data are analyzed, and submitted for regulatory review;

- The cost of clinical trials for our drug candidates could be higher than anticipated;

- The quality of our drug candidates or other products necessary to conduct preclinical studies or clinical trials may be insufficient or inadequate;

- Regulatory authorities may revise the approval requirements for our drug candidates, or such requirements may differ from what we anticipate; and

- Future collaborators may conduct clinical trials in ways that they consider beneficial to themselves but that are not optimal for us.

If we are required to conduct additional clinical trials or other tests for our drug candidates beyond those we currently anticipate, if we are unable to successfully complete the clinical trials of our drug candidates or other tests, if the results of these trials or tests are not positive or only partially positive, or if there are safety concerns, we may face:

- unforeseen costs;

- delays in obtaining, or failure to obtain, timely marketing authorization for our drug candidates;

- marketing authorization in only certain countries;

- marketing authorization for applications or patient populations that are narrower than expected or desired;

- marketing authorization with labeling that includes significant consumption or distribution restrictions, or safety warnings, including boxed warnings;

- additional post-marketing trial requirements; or

- withdrawal of the treatment from the market after marketing authorization has been obtained.

We may also face delays if a clinical trial is suspended or terminated by us, the Institutional Review Boards (IRBs), the institutions in which the trials are conducted, the Data Safety Monitoring Board (DSMB) for the relevant trials, or by the FDA, EMA, or other regulatory authorities. These authorities may suspend or terminate a clinical trial for a number of reasons, including failure to conduct a clinical trial in accordance with regulatory requirements or our clinical protocols; inspection of clinical trial operations or sites by the FDA, EMA, or other regulatory authorities resulting in a clinical hold; unexpected safety issues or adverse side effects; inability to demonstrate a benefit from using a drug; changes in government regulations or administrative measures; or lack of adequate funding to continue the clinical trial.

Moreover, conducting clinical trials in foreign countries involves additional risks that could delay their completion. These risks include non-compliance with clinical protocols by enrolled patients due to differences in healthcare systems or cultural practices, the burden of managing additional administrative requirements under foreign regulatory frameworks, and the political and economic risks specific to those countries, as well as public health-related restrictions on movement and lifestyle.

The principal investigators of our clinical trials may from time to time serve as our scientific advisors or consultants and may receive cash or equity compensation for such services. If these relationships and any related compensation create apparent or actual conflicts of interest, or if a regulatory authority believes the financial relationship may have influenced the proper interpretation of the trial, the authenticity of the data collected at the concerned clinical trial site may be questioned, and the usefulness of the clinical trial itself may be called into doubt. This could result in the delay or rejection of the marketing application we submit. Such delay or rejection could prevent or delay the commercialization of our current or future drug candidates.

If we experience delays in completing, or if we stop, a preclinical study or clinical trial of our drug candidates, the commercial prospects for those drug candidates may be compromised, and our ability to generate revenue from any of those candidates would be delayed or impaired. Furthermore, any delay in completing our clinical trials could increase our costs, slow the development and approval process for our drug candidates, and compromise our ability to commercialize our products and generate revenue. Any of these events could significantly harm our business, financial condition, and prospects. In addition, many of the factors that cause or lead to a delay in the initiation or completion of clinical trials may also ultimately lead to the denial of regulatory approval for our drug candidates. If one or more of our drug candidates prove to be ineffective, unsafe, or commercially unviable, our entire platform and product portfolio may be of little or no value, which would adversely affect our business, financial condition, operating results, and prospects.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

Timely completion of clinical trials in accordance with their respective protocols depends, among other things, on our ability to enroll enough patients who will remain in the trial until its completion. We may experience difficulties in enrolling patients in our clinical trials for various reasons. Patient recruitment depends on many factors, including:

- the patient eligibility criteria defined in the protocol;

- the number of patients required for analysis of the trial's primary endpoints;

- the number of eligible patients in the geographic area of the clinical trial sites;

- the physical proximity of patients to the trial sites;

- the ability of patients to be screened at study sites, in the event of lockdowns due to a pandemic or epidemic, or the emergence of other infectious diseases;

- the clinical trial design;

- enrollment may be delayed due to quarantines limiting patient mobility or patient concerns about the operation of facilities and interaction with medical staff;

- our ability to recruit investigators for the clinical trials who possess the appropriate skills and experience;

- clinicians' and patients' perceptions of the potential benefits of the investigational drug compared to other available treatments, including any newly approved drugs for the indications we are studying; and

- our ability to obtain and maintain patient consents.

In addition, our clinical trials may compete with other clinical trials for drug candidates that are in the same therapeutic areas as our drug candidates, and such competition may limit the number and types of patients available to us, as some patients who might have opted to enroll in our trials may instead choose to participate in trials conducted by our competitors. Since the number of qualified clinical investigators is limited, we may conduct some of our clinical trials at the same clinical trial sites as those used by some of our competitors, which could reduce the number of patients available for our trials at those clinical sites.

Delays in patient enrollment may result in increased costs or may affect the timing or outcome of planned clinical trials, which could prevent the completion of those trials and adversely affect our ability to advance the development of our drug candidates. The combined effects of high vaccination rates along with a reduction in patient numbers and mutations of the COVID-19 virus that could reduce its virulence and result in less severe illness may impair our ability to complete the study and submit a marketing application.

A resurgence of COVID-19 (or the emergence of vaccine-resistant strains), a pandemic, an endemic, or the emergence of another infectious disease could limit our or our investigators' ability to identify and retain the medical personnel necessary to conduct clinical studies.

The emergence of a pandemic (such as COVID-19) may lead to labor shortages, including among nurses, physicians, and other healthcare personnel. Labor shortages may compel medical institutions and other facilities to adjust their operations and, in many cases, lead to increased staffing costs associated with recruiting and retaining the personnel required for continued operations.

Although the number of COVID-19 cases has significantly declined, in part due to increased vaccination rates, a resurgence of COVID-19 (including the emergence of vaccine-resistant strains), or the outbreak of another pandemic, epidemic, or infectious disease, could result in renewed healthcare staffing shortages. Such shortages could impair our ability to conduct clinical trials and may require us to modify, suspend, or terminate our clinical studies. Additionally, we may be required to devote greater resources to recruiting and retaining qualified personnel to support our clinical investigations.

Our product candidates may cause undesirable side effects or have other characteristics that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if granted.

Undesirable side effects caused by our product candidates could force us or regulatory authorities to interrupt, delay, or halt clinical trials and could result in more restrictive labeling or a delay or denial of regulatory approval by the FDA, the EMA, or comparable foreign regulatory authorities. For example, one of our drug candidates, BIO101 (20-hydroxyecdysone), has been identified as having the potential for abuse or misuse due to its anabolic effects sought by bodybuilders and athletes. Clinical trial participants using BIO101 (20-hydroxyecdysone) are advised not to allow anyone else access to the investigational drug, and investigators specifically instruct patient subjects not to share their medication. This risk is likely to become more significant after marketing authorization is granted, and the drug label, if approved, may include warnings and restrictions regarding the use and distribution of the product.

If inappropriate side effects occur during the development of our product candidates, we, the FDA, the EMA, the IRBs of the institutions where our studies are conducted, or the DSMB may suspend or terminate our clinical trials, or the FDA, EMA, or comparable foreign regulatory authorities could order us to cease clinical trials or deny approval of our product candidates for one or more of the targeted indications. Treatment-related side effects could also impact patient recruitment or the ability of enrolled patients to complete any of our clinical trials or lead to potential product liability claims. Furthermore, such side effects may not be properly recognized or managed by treating medical personnel. Failure to adequately identify or manage potential side effects of our product candidates could result in harm to patients. Any of these events could significantly harm our business, financial condition, and prospects.

If our product candidates are used in combination with other drugs or treatments, there may be negative interactions between them. We plan to conduct studies to evaluate the risks of interactions between our product candidates and other drugs or treatments taken concurrently. However, there is no guarantee that our product candidates will not have negative interactions with other drugs or treatments not covered by our studies, or that such interactions will be identified prior to product commercialization. These interactions could result in unacceptable, undetected, or adverse side effects, or could reduce or eliminate the effectiveness of our product candidates, which could diminish the commercial potential of our product candidates, delay their development, and consequently have a material adverse effect on our business, financial condition, and prospects.

Even if we are able to advance one of our product candidates through clinical trials, these trials will likely include only a limited number of patient subjects and a limited duration of exposure to our product candidates. As a result, we cannot be certain that adverse effects of our product candidates will not be discovered when a significantly larger number of patients are exposed to the product candidate. Moreover, clinical trials may not be sufficient to determine the effects and health consequences of taking our product candidates over several years. Certain clinical trial protocols that are revised in response to public health emergencies may also make it more difficult to identify potential safety issues at an early stage.

If one of our product candidates receives marketing authorization, and adverse side effects caused by these products are later identified by us or others, a number of potentially significant negative consequences could result, including:

- regulatory authorities may withdraw their approval of the product;

- we may be required to recall a product or change the way it is administered to patients;

- additional restrictions may be imposed on the marketing or manufacturing processes of the product or any of its components;

- regulatory authorities may require the addition of warnings to the labeling, such as a boxed warning or other notices, including a warning about potential abuse;

- we may be required to implement a Risk Evaluation and Mitigation Strategy (REMS) or create a Medication Guide describing the risks of such side effects for distribution to patients;

- we could be sued and held liable for harm caused to patients;

- sales of our product could significantly decline and the product may become less competitive;

- and our reputation could be adversely affected.

Any of the above events could prevent us from obtaining or maintaining market acceptance of the particular product candidate, if approved, and result in a loss of significant revenue, which would have a material adverse effect on our operating results and business. Furthermore, if one or more of our product candidates were found to be unsafe, our entire platform and pipeline could be negatively affected, which would have a material adverse impact on our business, financial condition, operating results, and prospects.

Even if our current or future product candidates receive regulatory approval, they may not achieve broad adoption and use by physicians and patients, which is necessary for commercial success.

Even if one or more of our product candidates receive the required regulatory approvals, the commercial success of any of our current or future product candidates will substantially depend on the level of adoption and widespread use of the product by physicians and patients for the approved indications. Our product candidates may not achieve commercial success. For various reasons—such as competitive factors, pricing, physician preferences, insurance reimbursement, and the degree and speed of adoption by physicians and patients—our current or future product candidates, if approved, will depend on several factors, including:

- the clinical indications for which the product is approved and patient demand for products that serve those indications;

- the safety and efficacy of our product compared to other available treatments;

- the ability to adhere to enhanced protocols concerning the diversion of BIO101 (20-hydroxyecdysone), which may potentially be misused by bodybuilders and other athletes;

- the availability of adequate coverage and reimbursement from health plans, insurers, and other healthcare payors for any of our product candidates that may be approved;

- acceptance of the product by physicians, clinics, and patients as a safe and effective treatment;

- overcoming any physician or patient bias toward certain therapeutic methods for treating approved indications;

- public misperception about the use of our treatments, or bias against "anti-aging" companies;

- any regulatory action by the FDA concerning anti-aging claims made in relation to our drugs, if such claims are deemed unsupported by approved indications;

- patient satisfaction with the administration, efficacy, and overall treatment experience with our product candidates, including, for example, the convenience of any dosing regimen and storage method;

- the price of treatment with our product candidates compared to alternative treatments and reimbursement rates, if any, and the willingness of insurance companies and other third-party payors, physicians, and patients to pay for the product, if approved;

- the timing of the product candidate's market entry relative to that of competing products;

- the revenue and profitability our products may offer a physician relative to alternative therapies;

- the existence and severity of any side effects;

- any limitations or warnings contained in the approved labeling for our products;

- any requirement from a regulatory authority to implement a REMS (Risk Evaluation and Mitigation Strategy);

- the effectiveness of our sales, marketing, and distribution efforts;

- negative publicity about our products, the status of ongoing trials, or favorable publicity about competing products; and

- potential product liability claims.

We cannot assure you that our current or future product candidates, if approved, will gain broad market acceptance by physicians and patients. Any failure of our product candidates that receive regulatory approval to gain market acceptance or achieve commercial success would have a negative impact on our operating results.

We rely on third parties to supply the raw materials needed for our product candidates and to provide preclinical and clinical supplies for our product candidates, and we intend to rely on third parties for commercial supply of any approved product candidate. The loss of these suppliers or manufacturers, or their failure to comply with applicable regulatory requirements or to provide enough products at acceptable quality or pricing levels, would significantly and adversely affect our business.

We do not have, and do not intend to build or develop, the internal infrastructure or capabilities necessary to source raw materials for our product candidates and/or to manufacture our product candidates at preclinical, clinical, or commercial scale.

BIO101 (20-hydroxyecdysone) is a pharmaceutical-grade purified solution of 20-hydroxyecdysone, which is derived from *Cyanotis sp.* or *Stemmacantha sp.*, a plant grown in China and used for medicinal purposes in traditional Chinese medicine. There are a limited number of growers of this plant and suppliers of plant material, and we must account for the time required to grow sufficient quantities of the plant to meet our needs. At present, we rely on a single supplier for the plant quantities required for our clinical trials. We have not entered into a long-term supply agreement with this supplier.

We have already obtained GMP-compliant batches, batches of BIO101 (20-hydroxyecdysone) manufactured in accordance with GMP for our clinical trials, and we believe we will be able to obtain sufficient quantities for our future clinical programs through our current supply chain until regulatory approval and/or market authorization. If our current supplier is unable to provide sufficient quantities of plant material to produce BIO101 (20-hydroxyecdysone) for future clinical trials, our ability to obtain regulatory approval for BIO101 (20-hydroxyecdysone) would be impacted.

If we obtain regulatory approval, we will likely require significant quantities of plant material to produce BIO101 (20-hydroxyecdysone) for commercial development. If our current supplier is unable to provide sufficient quantities of plant material to produce BIO101 (20-hydroxyecdysone), and we are unable to find an alternative source, our ability to commercialize BIO101 (20-hydroxyecdysone) would be compromised.

To address this issue, we are evaluating alternative methods for producing 20-hydroxyecdysone in order to optimize the supply chain to meet our anticipated commercial needs.

Macuneos (BIO201) is a pharmaceutical-grade purification of norbixin, which is derived from the seeds of *Bixa orellana* L., a plant traditionally used for medicinal purposes in the Amazon and currently used to produce food coloring in many countries. Although this plant is more widely available, there are a limited number of suppliers of this plant material who can meet our quality standards. Currently, we rely on a single supplier for the quantities of plants we will need for our MACA clinical program. We have not entered into a long-term supply agreement with this supplier. If our current supplier is unable to provide sufficient quantities of the plant to produce Macuneos (BIO201) for future clinical trials, our ability to obtain regulatory approval for Macuneos (BIO201) would be affected. If we obtain regulatory approval, we will likely need substantial quantities of the plant to produce Macuneos (BIO201) for commercial development. If our current supplier is unable to provide sufficient quantities of the plant to produce Macuneos (BIO201), and if we cannot find an alternative source, our ability to commercialize Macuneos (BIO201) would be compromised. To address this issue, we are evaluating alternative methods of norbixin production to optimize the supply chain to meet our projected commercial needs.

Our contract manufacturing partners are **Seqens**, a global integrated player in solutions and ingredients for the pharmaceutical and specialty markets headquartered in France, **Eurofins Amatsi Group**, a contract manufacturing organization (CMO), and **Skyepharma**, a French pharmaceutical company specializing in the formulation, development, and production of pharmaceutical products. We have not entered into long-term manufacturing agreements with these manufacturers.

The facilities used by our contract manufacturer to produce our drug candidates are subject to various regulatory requirements and may be inspected by the FDA, EMA, or other regulatory authorities. We do not control the manufacturing process of our contract manufacturing partner and are entirely dependent on them for compliance with regulatory requirements, known as Good Manufacturing Practices (GMP). If our contract manufacturer is unable to produce materials that meet our specifications and the stringent regulatory requirements of the FDA, EMA, or comparable regulatory authorities in foreign jurisdictions, we may no longer be able to use their manufacturing facilities to produce our drug candidates.

Furthermore, we have limited control over our contract manufacturer's ability to maintain adequate quality control, quality assurance, and qualified personnel. If the FDA, EMA, or a comparable foreign regulatory authority finds these facilities inadequate for manufacturing our drug candidates, or if they become subject to enforcement actions in the future, or are otherwise deemed unsuitable, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for, or commercialize our drug candidates.

Any significant delay or quality control issue related to the supply of a drug candidate, or its component raw materials, for an ongoing study or trial could significantly delay the completion of our preclinical studies or future clinical trials, product testing, and the potential regulatory approval of our drug candidates.

If one of our drug candidates is approved by the FDA, the EMA, and/or comparable foreign regulatory authorities and we choose to commercialize this drug candidate independently, we will need to engage manufacturers for the commercial supply of these drug candidates. However, we may not be able to enter such agreements or may not be able to do so on commercially reasonable terms, which could have a materially adverse effect on our business. Furthermore, if the operations of one or more of our third-party manufacturers or suppliers are disrupted, or if we are unable to secure agreements for the commercial supply of our drug candidates, we will have no other means to produce our drug candidates until the affected facilities are restored or Biophytis or our suppliers have obtained alternative manufacturing equipment or supply sources.

Our ability to advance our preclinical and clinical programs could be significantly and adversely affected if any of the third-party suppliers we rely on were to face a major business challenge, disruption, or failure due to financial difficulties or bankruptcy, issues with other clients such as regulatory or quality compliance problems, or other financial, legal, regulatory, or reputational issues. Additionally, any damage to or destruction of the facilities or equipment of our third-party manufacturers or suppliers could severely impair our ability to manufacture our drug candidates in a timely manner.

Furthermore, to manufacture our drug candidates in the quantities we anticipate will be required to meet expected market demand, our third-party manufacturers would likely need to scale up their manufacturing capacity and, in some cases, we may need to identify additional commercial supply sources, which could involve significant challenges and require additional regulatory approvals. f new restrictions are imposed as a result of the emergence of coronavirus variants, or any other pandemic, epidemic, or outbreak of infectious disease, we may be unable to timely develop or scale up our manufacturing capacity or access the necessary logistics or supply chain channels.

In addition, developing commercial-scale manufacturing capacity may require us and our third-party manufacturers to invest significant additional funds and to hire and retain technical personnel with the necessary manufacturing experience. We or our third-party manufacturers may not be able to successfully scale up existing manufacturing capacity in a timely manner, or at all. If our manufacturers or we are unable to procure the raw materials required to manufacture our drug candidates on acceptable terms, in sufficient quality, or in adequate quantities, the commercial launch of our drug candidates or any future drug candidates could be delayed, or there could be supply shortages, which would impair our ability to generate revenue from the sale of such drug candidates, if approved.

We rely on third parties to conduct all our preclinical studies and clinical trials, and we expect to rely on third parties to conduct all our future clinical trials. If these third parties fail to successfully fulfill their contractual obligations, do not comply with applicable regulatory requirements, or fail to meet established deadlines, we may not be able to obtain regulatory approval for our product candidates.

We currently do not have the capacity to independently conduct preclinical studies that meet regulatory requirements known as Good Laboratory Practice ("GLP"). Nor do we have the capacity to independently conduct clinical trials. The FDA, EMA, and other regulatory authorities in different jurisdictions require that we comply with regulations and standards commonly referred to as Good Clinical Practice ("GCP") for the design, conduct, monitoring, recording, and reporting of clinical trials to ensure that the data and results are scientifically credible and accurate, and that clinical trial subjects are adequately informed of the potential risks associated with participating in such trials.

We rely on medical institutions, clinical investigators, contract laboratories, and other third parties such as Institutional Review Boards (IRBs) to conduct GLP-compliant preclinical studies and GCP-compliant clinical trials on our product candidates in an appropriate and timely manner. While we have agreements governing their activities, we control only certain aspects of their operations and have limited influence over their actual performance.

The third parties with whom we contract to perform our GLP-compliant preclinical studies and GCP-compliant clinical trials play a significant role in conducting these studies and trials as well as in collecting and analyzing the resulting data. These third parties are not our employees, and except for the limitations imposed by our contracts, we have only limited ability to control the amount or timing of resources they dedicate to our programs.

Additionally, these third parties may have or develop their own policies in response to pandemics (such as COVID-19), other epidemics, or infectious diseases, which could result in delays or service interruptions, including temporary work-from-home policies that may reduce workforce productivity.

Although we rely on these third parties to conduct our GLP-compliant preclinical studies and GCP-compliant clinical trials, we remain responsible for ensuring that each of our preclinical and clinical studies is conducted in accordance with its investigational plan and protocols and applicable laws and regulations, and our reliance on IRBs does not absolve us of our regulatory responsibilities.

Many of the third parties with whom we contract may also have relationships with other commercial entities, including our competitors, and may conduct clinical trials or other drug development activities for those entities that could harm our competitive position. If the third parties conducting our preclinical studies or clinical trials do not properly perform their duties or contractual obligations, experience significant business difficulties, disruptions, or failures, fail to meet expected timelines, terminate their agreements with us, or need to be replaced—or if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to our protocols or to Good Clinical Practice (GCP), or for any other reason—we may need to enter into new agreements with alternative third parties. This could be difficult, costly, or impossible, and our preclinical studies or clinical trials may be extended, delayed, interrupted, or repeated.

As a result, we may not be able to obtain regulatory approval for the relevant product candidate in a timely manner, or at all. Our financial results and the commercial prospects for our product candidates would be adversely affected, our costs could increase, and our ability to generate revenue may be delayed.

We are exposed to significant competition in a rapidly evolving technological and scientific environment, and our drug candidates, if approved, will face substantial competition. Our inability to effectively compete could prevent us from achieving meaningful market penetration. A number of our competitors have significantly greater resources than we do, and we may not be able to compete successfully against them.

The biotechnology and pharmaceutical industries are characterized by constantly evolving technologies, intense competition, and a strong focus on the development of proprietary therapeutic methods. Many companies are engaged in the development, patenting, manufacturing, and marketing of healthcare products that compete with those we are developing. We face competition from a number of entities, including pharmaceutical companies, generic drug manufacturers, biotechnology firms, and academic and research institutions, many of which have greater financial resources, marketing capabilities, sales forces, manufacturing capacities, research and development infrastructure, clinical trial expertise, intellectual property portfolios, and experience in obtaining patents and regulatory approvals for drug candidates and other products.

Some of the companies offering competing products also have broad product portfolios, large direct sales forces, and long-standing relationships with the physicians we aim to reach, which may hinder our market penetration efforts. Mergers and acquisitions in the biotechnology and pharmaceutical industries may lead to even greater resource concentration among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, especially through collaboration agreements with large, well-established firms. These players also compete with us in recruiting and retaining qualified scientific and management personnel, securing clinical trial sites and enrolling patients in those trials, and acquiring technologies that are complementary or necessary to our programs.

In addition, some of our drug candidates, if approved, may compete with other products that address age-related diseases, including over-the-counter treatments, which could divert part of patients' discretionary budgets and influence physicians' clinical practice decisions.

We are aware that other companies are seeking to develop treatments to prevent or treat age-related diseases through various biological pathways. In fact, the main challenge is identifying the optimal target population given the evolving nature of diagnostic criteria. Recent failures, combined with this dynamic, may discourage large pharmaceutical companies from re-engaging in this area.

For DMD (Duchenne Muscular Dystrophy), the current focus on non-ambulatory patients with signs of respiratory decline puts us in a position to become one of the most advanced companies developing drugs for this population. Santhera Therapeutics has developed Agamree® (vamorolone), targeting all DMD patients aged four and older. Agamree received marketing authorizations in the United States, the United Kingdom, and Europe at the end of 2023 and was launched in Germany in January 2024.

For dry AMD (age-related macular degeneration), we believe we will face competition from a number of companies developing drugs to treat this disease using various technologies (including cell and gene therapy, integrin modulation, etc.), such as Allegro Ophthalmics, Apellis Pharmaceuticals, Kodiak Sciences, Astellas, Hemera Biosciences, Iveric Bioscience, and Roche and Stealth Biotherapeutics.

Some alternative treatments offered by competitors may be available at lower prices and offer greater efficacy or better safety profiles. Additionally, it may be discovered that currently approved products have applications for the treatment of age-related diseases in general, which could give these products significant regulatory and market timing advantages over any of our drug candidates. Our competitors may also receive FDA, EMA, or other regulatory approvals for their products more quickly than we do and could be granted FDA or EMA orphan drug exclusively for the indications targeted by our candidates, allowing them to establish a strong market position before we are able to enter it.

Newly developed systemic or non-systemic treatments that replace existing therapies currently used only for severely ill patients may also have fewer side effects or lower costs compared to current therapies, making them more attractive to patients with mild to moderate diseases. Even if a generic or over-the-counter product is less effective than our drug candidates, it may still be adopted more quickly by physicians and patients due to its cost or convenience. For more information on competition, see the section of this annual report titled "Business – Competition."

Furthermore, another party may succeed in producing a more effective therapy for COVID-19 or one with a more convenient or preferred route of administration, or in bringing a therapy to market more quickly, which could divert funding to other companies or reduce demand for our potential therapies. In addition, more affordable therapies than our potential treatments, including existing generic drugs, may be used to treat COVID-19, which could also negatively impact funding and demand for our potential therapies.

Government price and reimbursement restrictions, as well as other cost-containment initiatives by healthcare payers, may negatively impact our ability to generate revenue and become profitable, even if we obtain regulatory approval to commercialize a product.

Our ability to successfully commercialize any product will partly depend on obtaining adequate coverage and reimbursement for those products and related treatments from government healthcare administration authorities, private insurers, and other organizations. Government authorities and other third-party payers, such as private health insurers and health maintenance organizations, determine which drugs they will cover and set reimbursement levels. Assuming we obtain coverage for a given product from a third-party payer, the resulting reimbursement rates may be inadequate or may require co-payments that patients find unacceptable.

Patients who are prescribed medications to treat their conditions—and their prescribing physicians—generally rely on third-party payers to reimburse all or part of the cost of their prescription drugs. Patients are unlikely to use our products unless coverage is provided, and reimbursement is sufficient to cover all or a significant portion of the cost of our products. Therefore, adequate coverage and reimbursement are essential for the acceptance of new products. Coverage decisions may depend on clinical and economic standards that disadvantage new pharmaceutical products when more established or less expensive therapeutic alternatives are already available—or become available later. Government authorities and other third-party payers are developing increasingly sophisticated methods to control healthcare costs, for example by limiting coverage and reimbursement amounts for certain drugs. Increasingly, third-party payers are requiring pharmaceutical companies to provide predetermined rebates off list prices as a condition for coverage, using restrictive formularies and preferred drug lists to obtain greater discounts in competitive categories, and challenging pricing practices for medical products.

In the United States, federal programs impose penalties on drug manufacturers in the form of mandatory additional rebates and/or discounts if commercial prices increase at a rate higher than the "Consumer Price Index-Urban," and these rebates and/or discounts, which can be substantial, may impact our ability to raise commercial prices.

Furthermore, there is no uniform policy requirement for coverage and reimbursement of pharmaceutical products among third-party payers in the United States. As a result, coverage and reimbursement for pharmaceutical products can differ significantly from payer to payer. Thus, the process of determining coverage is often lengthy and costly and will require us to provide scientific and clinical support for the use of our products to each individual payer, without any guarantee that adequate coverage and reimbursement will be consistently applied or obtained in the first place. In the European Union ("EU"), the availability of coverage and reimbursement for pharmaceutical products varies between Member States. Each Member State has the ability to set prices and restrict the range of medicines reimbursed under its national health insurance system. Factors contributing to price differences between Member States depend on the different regulatory approaches and instruments each Member State uses to regulate the supply and demand of medicines. For example, in France, a pharmaceutical company may freely set the price of a medicine after obtaining the national marketing authorization ("AMM"). However, for the product to be reimbursed by the French social security system, the pharmaceutical company must follow a specific process and apply to the French Haute Autorité de Santé ("HAS"). The opinion issued by the HAS and its subcommittees (the Transparency Committee ["CT"] and, where applicable, the Economic and Public Health Evaluation Committee ["CEESP"]) is then forwarded to the French Economic Committee for Health Products ("CEPS")—with which the pharmaceutical company must negotiate the product price—and the French National Union of Health Insurance Funds ("UNCAM"), which sets the reimbursement rate for medicines covered by mandatory health insurance.

The final reimbursement decision is made by the French Minister of Health and may subsequently be revised based on the drug's cost-benefit balance over time. Other EU countries may adopt a system of direct or indirect control over the profitability of the company marketing the drug, as well as other price control mechanisms. Given these differences between Member States, there is always a risk that certain EU countries may not authorize favorable reimbursement and pricing terms. Ongoing efforts by governments, insurance companies, managed care organizations, and other healthcare payers to contain or reduce healthcare costs could negatively affect our commercialization prospects, including:

- our ability to set a price we deem fair for our products, if approved;
- our ability to gain and maintain market acceptance by the medical community and patients;
- our ability to generate revenue and achieve profitability; and
- the availability of capital.

We cannot be certain that coverage and reimbursement will be available for any potential drug candidate we may commercialize. Moreover, even if reimbursement is available, we cannot be sure of the reimbursement level. Coverage and reimbursement may impact the demand or the price of any drug candidate for which we obtain marketing authorization. If coverage and reimbursement are not available or are available only at limited levels, we may not successfully commercialize any drug candidate for which we have obtained marketing authorization.

We expect that additional healthcare reform measures at the U.S. state and federal levels, as well as similar measures taken by non-U.S. governments, will be adopted in the future, which could limit the amounts governments will pay for healthcare products and services and place additional pressure on pricing or reduce demand for any drug candidate we are developing.

If we decide to commercialize one of our drug candidates that has received regulatory approval, we will need to establish sales capabilities either by ourselves or through third parties. If our efforts fail, we may not be able to effectively commercialize and sell our drug candidates in the United States, the EU, and/or other foreign jurisdictions, if approved, or generate product revenues.

Currently, we do not have a marketing or sales department. To commercialize our drug candidates in the United States and other countries, we would need to establish marketing, sales, distribution, management, and other non-technical services, or enter into agreements with third parties to provide such services, which we may not successfully achieve.

If one of our drug candidates receives regulatory approval and we choose to commercialize it independently, we would need to build a sales organization with technical expertise and distribution capabilities to market each of our drug candidates, which would be expensive and time-consuming.

We have no prior experience in marketing, selling, and distributing pharmaceutical products, and the establishment and management of a sales organization carry significant risks, including our ability to recruit, retain, and motivate qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel, and manage a geographically dispersed sales and marketing team effectively. Any failure or delay in developing our internal sales, marketing, and distribution capabilities would negatively impact on the commercialization of these products. We may also choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in place of them. If we are unable to enter into such agreements on acceptable terms, we may not be able to successfully commercialize our drug candidates.

If we are unable to commercialize our drug candidates or any future drug candidates, either on our own or through agreements with one or more third parties and are unable to license these products to third parties, we may not be able to generate future revenues from these products and could incur significant additional losses.

We will need to grow the size of our organization, and as such, we may experience difficulties in managing this growth.

As of the date of this Annual Report, we have 19 full-time employees, of whom 15 are engaged in research and development activities and four in general and administrative activities. We will continue to expand our managerial, operational, financial, and other resources in order to manage our operations and clinical trials, continue our development activities, and commercialize our current or future drug candidates.

Our current management and staff, systems, and facilities may not be adequate to support this future growth.
Our need to effectively execute our growth strategy requires that we be able to:

- effectively manage our clinical trials;

- identify, recruit, retain, motivate, and integrate additional employees;

- effectively manage our internal development and operational efforts while fulfilling our contractual obligations and/or relationships with third parties, including regulatory agencies and market authorities;

- continue to improve our operational, financial, and management controls, reporting systems, and procedures; and

- manage our information technology systems and data security.

If we are unable to attract and retain senior management and key scientific personnel, we may not be able to successfully develop or conduct clinical trials for, or commercialize, our current or future drug candidates.

We are dependent on the services of our senior management, and the loss of any of these individuals could adversely affect our business.

Specifically, the loss of any of our key executives or other members of our management team could disrupt or create uncertainty in our business and negatively impact our ability to effectively manage and grow our operations. Such disruption could also materially and adversely affect our financial results, financial condition, and the market price of our common stock.

Our success also depends on our ability to attract, retain, and motivate highly qualified clinical and scientific personnel.

Competition for skilled personnel in the biotechnology and pharmaceutical industries is intense due to the limited number of individuals possessing the necessary skills and experience. As we expand our clinical development and commercial activities, we will need to hire additional personnel. We may not be able to attract and retain quality personnel on acceptable terms.

Moreover, as we hire personnel from our competitors, we may be subject to claims that they have been improperly solicited or that they have disclosed proprietary or confidential information, or that their former employers own rights to their research outputs.

If legal proceedings related to pharmaceutical product liability are brought against us, we may incur substantial liabilities and may be required to limit the commercialization of our current or future drug candidates.

We face inherent risks of product liability related to the clinical testing of our drug candidates and will face an even greater risk if we commercialize products.

For example, we could be sued if a product we develop causes injury or is otherwise found to be unsuitable during clinical trials, manufacturing, marketing, or sale.

Product liability claims may include allegations of manufacturing defects, design defects, failure to warn of inherent dangers, negligence, strict liability, and breach of warranty.

Claims could also arise under consumer protection laws.

If we cannot successfully defend ourselves against product liability claims, we could incur substantial liability and be required to limit the commercialization of our drug candidates.

Defending against such claims would require significant financial and management resources. Regardless of the merits or eventual outcome, product liability claims could result in:

  • decreased demand for our current or future drug candidates;

  • damage to our reputation;

  • withdrawal of clinical trial participants;

  • costs related to litigation defense;

  • diversion of management and other resources;

  • substantial monetary awards to trial participants or patients;

  • regulatory investigations, product recalls, product withdrawals, or labeling, marketing, or promotional restrictions;

  • loss of revenue; and inability to commercialize our current or future drug candidates.

Our inability to obtain and maintain sufficient product liability insurance at an acceptable cost and scope of coverage to protect against potential liability claims could prevent or inhibit the commercialization of our current or future drug candidates.
We currently carry product liability insurance covering our clinical trials.

Although we have such insurance, any claim brought against us could result in a court judgment or settlement that is not covered, in whole or in part, by our insurance or that exceeds the limits of our coverage.
Our insurance policies also contain various exclusions and deductibles, and we may be subject to product liability claims for which we have no coverage.

We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limits or that are not covered by our insurance.

Accordingly, we may not have, or may not be able to obtain, sufficient funds to pay such amounts. In the future, we may not be able to maintain insurance coverage at a reasonable cost or in adequate amounts to protect against losses.

If and when we obtain marketing approval for any of our drug candidates, we intend to expand our insurance coverage to include the sale of such products; however, we may not be able to obtain product liability insurance on commercially reasonable terms.

Our existing collaborations, as well as any additional collaboration agreements we may enter into in the future, may not succeed, which could impair our ability to develop and commercialize our drug candidates.

We rely on external collaborations and currently maintain several active, cutting-edge, discovery-focused research collaborations.

We are seeking to establish partnerships with pharmaceutical companies to conduct clinical trials for our drug candidates.

We are also seeking to enter into additional collaboration agreements for the commercialization, or potentially the development, of certain of our drug candidates, depending on the relative value of retaining commercialization rights versus entering into collaboration agreements. To the extent we seek to enter into additional collaborations in the future, we may face significant competition in locating appropriate collaborators.

Moreover, collaboration agreements are complex and time-consuming to negotiate, document, implement, and maintain, and they are difficult to manage.

If we decide to prudently manage our existing collaborations or enter into new ones, failure remains a risk.
The terms of any new collaborations or other agreements may not be favorable to us.

The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborations are subject to numerous risks, including the risks related to the fact that:

• collaborators have significant discretion in determining the efforts and resources they devote to collaborations;

• collaborators may not perform their obligations as expected;

• collaborators may not pursue development and commercialization of our drug candidates or may elect not to continue or renew development or commercialization programs based on trial results, changes in their strategic focus, acquisition of competitive products, development of competing products internally, availability of funding, or other external factors such as a business combination that diverts resources or creates competing priorities;

• collaborators may delay clinical trials, provide insufficient funding for a clinical program, stop a clinical trial, abandon a drug candidate, repeat or conduct new clinical trials, or require a new formulation of a drug candidate for clinical trials;

• collaborators could independently develop, or work with third parties to develop, products that compete directly or indirectly with our products or drug candidates;

• a collaborator with marketing, manufacturing, and distribution rights to one or more products may not devote sufficient resources to these activities or may fail to perform satisfactorily;

• we may grant collaborators exclusive rights, which could prevent us from collaborating with others;

• collaborators may not properly maintain or defend our intellectual property rights, or may use our proprietary information in a way that could lead to litigation or jeopardize or invalidate our intellectual property rights, exposing us to potential liability;

• disputes may arise between us and collaborators, which could delay or terminate research, development, or commercialization of our current or future drug candidates or result in costly litigation or arbitration, distracting management and draining resources;

• collaborations may be terminated, requiring additional capital to pursue further development or commercialization of the affected drug candidates;

• collaborators may own or co-own intellectual property rights relating to products developed under collaboration agreements, without granting us exclusive rights to develop or commercialize such intellectual property;

- disputes could arise over intellectual property ownership developed under collaborations; and

- a collaborator's sales and marketing activities or other operations may not comply with applicable laws, which could lead to civil or criminal proceedings.

Significant disruptions to our IT systems or breaches in data security could materially adversely affect our business, operating results, and financial condition.

We collect and store digitally the information necessary to conduct our business operations and are increasingly dependent on information technology systems and infrastructure to run our operations. In the normal course of business, we collect, store, and transmit large amounts of confidential information, including intellectual property information, proprietary business information, and personal information.

It is critical that we manage these activities securely to preserve the confidentiality and integrity of such confidential information.

We have implemented physical, electronic, and organizational safeguards and security measures to protect our systems from data compromise, and we rely on commercially available systems, software, tools, and controls to maintain the security of our IT systems and the processing, transmission, and storage of digital information.

We have also outsourced certain aspects of our IT infrastructure, and therefore a number of third-party vendors either have or could gain access to our confidential information. Our internal IT systems and infrastructure, as well as those of our current and future collaborators, contractors, consultants, and other third parties we rely on, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunications and power failures, cyberattacks or Internet intrusions, email phishing attacks, and from persons within our organization or persons with access to our systems.

Overall, the risk of a security breach or disruption, particularly through cyberattacks or cyber intrusions, including by hackers, foreign governments, and cyberterrorists, has increased due to the rising number, intensity, and sophistication of such attacks and intrusions worldwide.

Moreover, the widespread use of mobile devices that access confidential information increases the risk of a data security breach, which could lead to the loss of confidential information or other intellectual property rights.

The costs required to address network security issues, bugs, viruses, worms, malware, and security vulnerabilities could be significant.

Although we have implemented measures to protect our data security and IT systems, our efforts may not be successful, potentially resulting in interruptions, delays, service outages, and other harm to our business and competitive position.

If such an event were to occur and cause interruptions to our operations, it could result in significant disruption to our product development programs.

For example, the loss of clinical trial data, whether completed, ongoing, or future, could result in delays in our regulatory approval efforts and significantly increase our costs for recovering or reproducing the data.

Furthermore, if a security breach were to affect our systems or lead to the unauthorized disclosure of personally identifiable information, our reputation could also be seriously compromised.

In addition, such a breach may require notification to government agencies, the media, or individuals under various federal and state laws, as applicable, including the Health Insurance Portability and Accountability Act of 1996 (HIPAA), as amended by the Health Information Technology for Clinical Health Act of 2009 (HITECH Act), and their implementing provisions and regulations, as well as regulations issued by the Federal Trade Commission (FTC) and state breach notification laws.

Under applicable EU legislation, notably the General Data Protection Regulation (GDPR) No. 2016/679, which entered into force on May 25, 2018, and applies to personal data we process within the EU, to the offering of products or services to individuals in the EU, or to the monitoring of individuals' behavior within the EU, we also have a legal obligation to report any personal data breaches to the competent supervisory authority.

The GDPR provides a broad definition and a short timeframe for reporting personal data breaches, which can be challenging to implement in practice and requires the establishment of robust internal processes.
Under the GDPR, we must report a personal data breach to the competent supervisory authority within 72 hours of becoming aware of the breach, "unless the breach is unlikely to result in a risk to the rights and freedoms of natural persons" (Article 33 of the GDPR).

Additionally, the GDPR requires communication of the breach to the affected individual if the breach is "likely to result in a high risk to the rights and freedoms of a natural person" (Article 34 of the GDPR). To meet these requirements, specific internal procedures must be in place in the event of a personal data breach, including (a) containing and remedying the breach, (b) assessing the risk to affected individuals, (c) notifying and, if necessary, communicating the breach to affected individuals, and (d) investigating and responding to the breach.

Implementing these procedures entails substantial costs in terms of resources and time.

Finally, following the European Court of Justice's decision on July 16, 2020 (known as the "Schrems II" decision), which invalidated the Privacy Shield framework for EU-U.S. data transfers, a reassessment of data transfers to the EU and of the storage of EU data by our U.S. entities or other U.S. companies will be necessary.

Since the U.S. legal system is not considered to provide an adequate level of protection by European authorities, and because the other safeguards provided under applicable regulations (e.g., the Standard Contractual Clauses [SCCs], in their pre-June 2021 version) are not deemed to fully address these deficiencies, additional protective measures must be assessed on a case-by-case basis and implemented to ensure compliance with these transfers, based on the new Standard Contractual Clauses before their adoption.

Furthermore, since we will rely on third parties processing data on our behalf as processors — for example, in the manufacture of our drug candidates or the conduct of clinical trials — we must contractually ensure that strict security measures and appropriate obligations, including timely notification of any security incidents, are implemented, to meet our own regulatory obligations.

We may also be exposed to the risk of loss or litigation and to potential liability for any breach of personal data security for which we are responsible.

The costs associated with the aforementioned processes, along with legal sanctions, potential compensation for damages, and resulting lawsuits in the event of a breach, could be significant, negatively impact our reputation, and materially adversely affect our business, operating results, and financial condition.

Our employees and independent contractors, including principal investigators, consultants, commercial collaborators, service providers, and other vendors, may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could negatively affect our operating results.

We are exposed to the risk that our employees and independent contractors, including principal investigators, consultants, future commercial collaborators, service providers, and other vendors, may engage in misconduct or other illegal activities.

Misconduct may be intentional, reckless, and/or negligent, and may also include unauthorized activities that violate FDA, EMA, and other similar regulatory authority laws and regulations, including laws requiring the truthful, complete, and accurate reporting of information to such regulatory authorities;

manufacturing standards; healthcare fraud and abuse laws; data privacy laws and other similar laws; or laws requiring the truthful, complete, and accurate reporting of financial information or data.

Activities subject to these laws also involve the improper use or misrepresentation of information obtained during clinical trials, the creation of fraudulent data in our preclinical studies or clinical trials, or the illegal diversion of products, leading to regulatory sanctions and severely damaging our reputation. It is not always possible to identify and prevent misconduct by employees or third parties, and the precautions we take to detect and prevent such misconduct may not be effective in controlling unknown or unmanaged risks or losses, or even in protecting us from governmental investigations or other actions or lawsuits arising from a failure to comply with such laws or regulations.

Moreover, we are subject to the risk that an individual or a government may allege fraud or other misconduct, even if no misconduct has actually occurred.

If such actions are brought against us and we are unable to successfully defend ourselves and assert our rights, these actions could significantly impact our business and financial results, including, without limitation, the imposition of substantial civil, criminal, and administrative penalties, damages, monetary fines, injunctions, potential exclusion from participation in government healthcare programs, individual imprisonment, other sanctions, contractual damages, reputational harm, loss of profits and future earnings, and a reduction of our business, thereby negatively affecting our ability to operate and our operating results.

Our business involves the use of hazardous materials, and we and our third-party manufacturers and suppliers are subject to environmental laws and regulations, which may be costly and restrict the way we conduct our business.

Our research and development activities, as well as those of our third-party manufacturers and suppliers, involve the controlled storage, use, and disposal of hazardous materials we own, including components of our products and product candidates and other potentially dangerous substances. We and our third-party manufacturers and suppliers are subject to numerous federal, state, and local environmental, health, and safety laws and regulations, including permitting requirements that govern laboratory procedures, manufacturing, handling, use, storage, treatment, and disposal of hazardous and regulated materials and waste; the emission and discharge of hazardous substances into soil, air, and water; and employee health and safety. Our operations involve the use of flammable and hazardous chemical and biological materials and generate hazardous waste. In certain cases, these materials and resulting waste are stored at our or our manufacturers' facilities pending use or disposal. We typically contract with third parties for the disposal of these substances and wastes. However, we cannot eliminate the risk of contamination, which could result in interruptions to our research and development, commercial, or regulatory activities, environmental damage requiring costly remediation, and liabilities under applicable laws and regulations governing the use, storage, handling, and disposal of these materials and certain wastes.

Although we believe that the safety procedures used by our third-party manufacturers for handling and disposing such materials comply in general with applicable regulatory standards, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. Under certain environmental laws, we may be held strictly liable for contamination at our current or former facilities or those of third parties, and such liability could exceed our financial resources. As a result, state, federal, or other authorities could impose restrictions on our use of certain materials or suspend our business operations.

In addition, environmental laws and regulations are complex, frequently subject to change, and tend to become more stringent over time. We cannot predict the impact of such changes or ensure that we will remain in compliance in the future. Compliance with current or future environmental laws and regulations may be costly and could adversely affect our research, product development, and manufacturing efforts. Moreover, the risk of accidental contamination or injury from these materials or waste remains present.

Although we maintain workers' compensation insurance to cover costs and expenses we may incur due to employee injuries resulting from the use of hazardous materials, this insurance may not provide adequate coverage for potential liabilities. We do not carry specific environmental liability insurance for biological or hazardous waste, and our property, casualty, and general liability insurance policies specifically exclude coverage for damages and fines resulting from exposure to or contamination by biological or hazardous waste. As a result, in the event of contamination or injury, we could be held liable for damages or penalized with fines exceeding our resources, and our clinical trials or regulatory approvals could be delayed or suspended, which could have a material adverse effect on our business, operating results, and financial condition.

Specific Risks Related to Operations in Emerging Markets:

As our operations now extend to emerging markets such as Brazil and China, we are subject to specific regulatory, operational, and market risks associated with these jurisdictions.

In Brazil, the Company has identified several specific regulatory requirements, though this list is not exhaustive. First, there are requirements related to registration and authorizations. Biotechnological products, including pharmaceuticals and pesticides, must be registered with the National Health Surveillance Agency (ANVISA) for pharmaceutical products, and with the Environmental Protection Agency (IBAMA) for agricultural products. The clinical trial authorization processes conducted by ANVISA may be lengthy and outcomes are uncertain. There is a real risk of denial, even though Biophytis has already obtained two human study approvals from this agency for the BIO101 molecule to conduct the COVA study and the Early Access Program (EAP) for COVID-19 patients. Drug candidate registration processes can also be long and costly, requiring comprehensive data on product safety and efficacy. Additionally, environmental compliance procedures may apply.

The main risks identified are primarily regulatory. Frequent changes in laws and government policies may pose challenges for companies. The complexity of the regulatory framework can also make it difficult to navigate, especially for foreign companies, often requiring local expertise or partnerships with Brazilian firms.

Operational and logistical risks include challenges such as prolonged customs clearance times for clinical batches manufactured in Europe and limited transportation and storage infrastructure, which may affect the supply chain and distribution of clinical study products. Such factors could result in delays or even disruptions in the delivery of clinical supplies to clinical sites, potentially jeopardizing study continuity. Finally, there are difficulties in identifying a sufficient number of qualified clinical centers capable of enrolling patients and generating high-quality data consistent with Good Clinical Practice (GCP) standards. Companies must also manage risks related to crime and corruption, which could affect business operations and regulatory compliance.

Market risks include economic volatility and changes in trade policy, which could affect demand and market access for biotechnological products. For a biotechnology company operating in Brazil, potential impacts may vary and affect multiple areas of the business. Regulatory approval and registration processes for biotech products can be long and costly, which may delay market entry and increase development costs. Navigating this complex regulatory framework may require specialized legal and technical expertise, which could present a challenge for a company lacking the resources to hire qualified staff or engage external consultants with the required domain expertise.

Financial risks are also significant. Startups may face difficulties in raising capital due to the perceived risks associated with biotechnology and the complex regulatory environment. Investors may be hesitant to fund companies operating in a sector with high regulatory barriers and market uncertainty. Compliance costs, including testing, risk evaluations, and registration fees, may account for a substantial share of the R&D budget. Logistical and infrastructure challenges in Brazil may affect the Company's ability to source or develop products efficiently. This may lead to delays and additional costs, impacting competitiveness.

There are also risks related to the Company's development and strategy. To overcome regulatory and operational challenges, the Company may need to form strategic partnerships with local companies, academic institutions, or government agencies. These collaborations could provide access to resources and critical expertise but may also require compromises in intellectual property rights or operational control.

China is making significant investments in biotechnology, with a particular focus on industrial and agricultural applications. The country has developed its own regulatory framework for biotechnological products. It has implemented regulations for biosimilar products; however, challenges remain with respect to post-marketing risk management and pharmacovigilance. Product quality and safety continue to be areas of concern. China is also seeking to strengthen its global biotechnology position through international collaborations and increased investment in research and development. However, regulatory differences between China and other jurisdictions may create challenges for the harmonization and global acceptance of Chinese biotech products.

China's regulatory framework is complex and evolving, which can create challenges for companies developing R&D projects. One key risk identified by the Company is related to the sourcing of raw materials (plant extract), which is the initial step in developing the BIO101 drug candidate. This supply may be affected by environmental changes, such as severe droughts, leading to lower yields and material scarcity. The use of biotechnological processes also raises environmental and health-related concerns, requiring strict risk management. Companies must also navigate logistical and infrastructure challenges that vary greatly across regions and may affect the supply chain and distribution of biotechnological products.

For a biotechnology company intending to pursue joint projects in China, the potential impacts are broad and may affect multiple business aspects. China has a strict regulatory framework for biotechnological products, overseen by agencies such as the National Medical Products Administration (NMPA). Clinical trial authorization and drug approval processes can be lengthy and complex, requiring rigorous testing and risk assessments. Companies must comply with local standards, which may differ significantly from those in other countries. This may necessitate product and process adaptations, which can be costly and time-consuming.

Although China is heavily investing in the biotechnology sector, startups may face challenges accessing financing, particularly when competing with well-established domestic companies. The costs associated with regulatory compliance, including testing, risk assessments, and registration fees, may be significant. This could represent a financial burden for the Company given its limited resources. Finally, intellectual property protection remains a concern in China. The Company will need to implement protective measures to safeguard its innovations and technologies, which may require complex legal and operational strategies.

Intellectual Property Risks

Our competitiveness may decline if we do not effectively protect our proprietary rights.

Our success depends on our ability to obtain, maintain, and defend proprietary rights related to our drug candidates for the treatment of age-related diseases, and to protect such rights against third-party challenges. We can only safeguard our drug candidates and their commercialization against unauthorized use by others to the extent that they are covered by valid and enforceable patents or effectively protected trade secrets.

Our ability to secure patent protection for our drug candidates is subject to several uncertainties, including:

- We may not have been the first to make the inventions covered by our pending patent applications or issued patents;

- We may not have been the first to file patent applications covering our drug candidates, their compositions, or their uses;

- Others may independently develop identical, similar, or alternative products, compositions, or methods;

- Our disclosures in patent applications may not be sufficient to meet the legal requirements for patentability;

- Some or all of our pending patent applications may not result in issued patents;

- We may fail to seek or obtain patent protection in key jurisdictions that could offer significant commercial opportunities;

- Any patents that are issued may not provide a commercially viable basis for our products, may fail to confer meaningful competitive advantages, or may be successfully challenged by third parties;

- Our compositions and methods may be found unpatentable;

- Competitors may design around our patent claims to develop competing products outside the scope of our patent protection; and

- Third parties could assert prior art or other grounds that could invalidate or render our patents unenforceable.

As a result, any failure to adequately secure, protect, or enforce our intellectual property rights could adversely affect our competitive position, business prospects, and operating results.

Even if we own or obtain patents covering our drug candidates or compositions, we may still be prevented from manufacturing, using, or selling our drug candidates or technologies due to patent rights held by others.

Other parties may have filed, and could in the future file, patent applications covering compositions or products similar or identical to ours. Numerous U.S. and foreign patents have been issued for chemical compounds and therapeutic products, and some of these may cover compounds that we intend to commercialize. There are also many issued patents and pending patent applications owned by third parties in the field of allergy treatment, a field in which we are developing products. These patents could significantly impact our ability to develop our drug candidates or sell our products if approved.

As patent applications can take years to issue, there may be pending applications of which we are unaware that could result in issued patents covering our drug candidates or compositions. Such patent applications may also have priority over our own patent filings.

Maintaining and building a strong patent portfolio requires significant expenditures and resources. These expenses include periodic maintenance fees, renewal fees, annuity fees, various other government fees associated with patents and patent applications over their lifetime, as well as costs incurred to comply with numerous procedural requirements during patent prosecution. We may elect not to pursue or maintain protection for certain inventions. Additionally, failure to pay required fees or comply with certain procedural requirements during the patent prosecution process may result in the abandonment or lapse of a patent or patent application, leading to the partial or total loss of patent rights in the affected jurisdiction. If we choose to relinquish a patent right, or if a patent application or patent lapses, whether voluntarily or inadvertently, our competitive position could suffer.

Furthermore, at present, the impact of Brexit on our intellectual property rights and the process of securing and defending such rights remains unclear. Certain intellectual property rights, such as EU-granted trademarks, may no longer apply in the United Kingdom absent specific transitional arrangements. Regarding existing patent rights, the impact of Brexit is expected to be minimal, as enforceable patent rights are jurisdiction-specific and are obtained either through the European Patent Office or directly from the UK Intellectual Property Office.

Legal proceedings to enforce our proprietary rights (including patents and trademarks) can be costly and may divert significant management resources. Moreover, such proceedings may be unsuccessful and could result in the invalidation or unenforceability of our patents or trademarks. We may also choose not to pursue legal action against potential infringers due to the expense and effort involved in monitoring such activities. Failure to adequately protect or enforce our intellectual property rights could harm our competitive position and negatively impact on our operating results.

Patents and patent applications in the biotechnology sector involve highly complex legal and factual issues, which, if determined unfavorably for us, could negatively impact our patent position.

The patent landscape for biotechnology companies is highly uncertain and often involves complex legal and factual considerations. The interpretation and scope of claims granted in certain patents covering biotechnological compositions can be unpredictable and difficult to ascertain and are frequently materially affected by the facts and circumstances relating to the patented compositions and corresponding claims. Standards applied by the United States Patent and Trademark Office ("USPTO") are sometimes unclear and may evolve over time. Consequently, the issuance and scope of patents cannot be predicted with certainty. Even if granted, patents may be challenged, invalidated, or circumvented. U.S. patents and patent applications may be subject to interference, reexamination, post-grant review, and/or inter partes review proceedings at the USPTO. Foreign patents may similarly be subject to opposition proceedings or comparable processes in the relevant foreign patent offices, potentially resulting in the loss of the patent, rejection of the application, or the narrowing or elimination of one or more patent claims. Moreover, interference, reexamination, post-grant review, inter partes review, and opposition proceedings can be costly. As a result, rights granted under any issued patents may not provide sufficient protection against competing products or processes.

In addition, changes in or differing interpretations of patent laws in the United States and other countries could permit third parties to use our discoveries or develop and commercialize our technology and products without providing us with any compensation or could limit the scope of patents or claims we are able to obtain. The laws of certain countries do not protect intellectual property rights to the same extent as U.S. laws and may lack adequate rules and procedures for the defense of intellectual property rights. As a result, a single invention may be covered by different claims in different countries, providing varying scopes of protection across jurisdictions.

If we are unable to obtain and maintain patent and trade secret protection for our product candidates, we may lose competitive advantage and face increased competition, which could reduce potential revenues and adversely impact on our ability to achieve or sustain profitability.

Changes in patent law could have a negative impact on our business.

Over time, the U.S. Supreme Court, other federal courts, the U.S. Congress, the United States Patent and Trademark Office ("USPTO"), or similar foreign authorities may change the standards of patentability, which could adversely affect our business. In addition, the Leahy-Smith America Invents Act (the "America Invents Act"), enacted in 2011, introduced significant changes to U.S. patent law. These changes include transitioning from a "first-to-invent" to a "first-to-file" system, as well as modifications to the procedures for challenging issued patents and pending applications during examinations. These changes may favor larger and more established companies that have greater resources to devote to filing and prosecuting patent applications. The USPTO has developed new and largely untested regulations and procedures to implement the full provisions of the America Invents Act, along with substantial substantive changes to patent law, particularly the first-to-file provisions, which became effective on March 16, 2013. These substantive changes may impact our ability to obtain, enforce, or defend patents. As a result, the overall impact of the America Invents Act remains uncertain, including how it may affect the cost of prosecuting patent applications, our ability to obtain patents based on our discoveries, and our ability to enforce or defend any patents that may issue from our applications, all of which could have a material adverse effect on our business.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

In addition to patent protection, and because we operate in the highly technical field of therapeutic development, we also rely in part on trade secret protection to safeguard our proprietary technology and processes. However, trade secrets are difficult to protect. We intend to enter into confidentiality and intellectual property assignment agreements with our employees, consultants, outside scientific collaborators, sponsored researchers, and other advisors. These agreements generally require the counterparty to keep confidential and not disclose to third parties any confidential information developed by the party or made known to them by us during their relationship with us. These agreements also typically provide that inventions conceived by the counterparty during their engagement with us are our exclusive property. However, these agreements may not be honored or may not effectively assign intellectual property rights.

In addition to contractual measures, we seek to protect the confidentiality of our proprietary information through physical and technological security measures. Nevertheless, these measures may not provide adequate protection for our information in the event of unauthorized access or misappropriation by an employee or third party. Our security measures cannot prevent all misappropriation of our trade secrets by individuals with authorized access, and legal remedies available to us may not adequately protect our interests. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive, time-consuming, and with an unpredictable outcome. Moreover, courts outside of the United States may be less willing to protect trade secrets. Trade secrets may also be independently developed by others, which could limit our ability to assert our rights. If any of our confidential or proprietary information, including trade secrets, were to be disclosed or misappropriate, or if a competitor were to independently develop similar information, our competitive position could be harmed.

We do not intend to seek intellectual property protection in all jurisdictions worldwide, and we may not be able to adequately enforce our intellectual property rights even in jurisdictions where we seek protection.

Filing, prosecuting, and defending patents on our product candidates and trademarks in all countries worldwide would be prohibitively expensive, and our intellectual property rights in some countries outside the United States may be less extensive, assuming rights are obtained in the United States. Furthermore, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. As a result, we may not be able to prevent third parties from practicing our inventions or using our trademarks outside the United States, or from selling or importing products made using our inventions or commercialized under identical or similar trademarks into the United States or other jurisdictions. The legal deadlines for patent and trademark protection in various foreign jurisdictions are based on the priority dates of each of our respective patent and trademark applications.

Competitors may use our technologies or trademarks in jurisdictions where we do not seek patent or trademark protection to develop their own products. Additionally, they may export infringing products to territories where we have patent or trademark protection but where enforcement is not as strong as in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Even if we pursue and obtain patents and registered trademarks in certain jurisdictions, our patent claims or other intellectual property rights may not be effective or sufficient to prevent third parties from competing with us.

The laws of some foreign countries do not protect intellectual property rights to the same extent as U.S. laws. Many companies have faced significant difficulties in protecting and enforcing intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protections, especially those related to Biopharmaceutical or biotechnology products. Therefore, it may be difficult for us to stop the infringement of our patents, if obtained, or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent holder must license a patent to third parties if certain conditions are met (generally subject to local laws), typically when public health interests require it (e.g., if a treatment is not made available to the public in sufficient quantity or quality or at abnormally high prices), and where the patent holder is compensated.

If the safety and efficacy testing of BIO101 (20-hydroxyecdysone) in patients with pneumonia due to SARS-CoV-2 is successful, we could be subject to compulsory licensing requirements for any patents or patent applications covering this treatment. Furthermore, many countries limit the enforceability of patents against third parties, including government agencies or contractors. In such countries, patents may offer only limited or no commercial advantage. Patent protection must ultimately be sought on a country-by-country basis, a process that is lengthy, costly, and uncertain. As a result, we may choose not to seek patent protection in certain countries, and thus not benefit from such protection there.

Enforcing patent or other intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Such enforcement proceedings could also carry the risk that our patents or other intellectual property rights are invalidated or narrowly interpreted, and that our patent or trademark applications are not granted. These proceedings may also provoke third parties to assert claims against us. We may not prevail in any litigation we initiate, and any damages or other remedies awarded, if any, may not be commercially meaningful. Furthermore, changes to laws and legal interpretations by courts in the United States and foreign countries could affect our ability to obtain adequate protection for our technology and to enforce our intellectual property rights. As a result, our efforts to enforce our intellectual property rights worldwide may not be sufficient to obtain a significant commercial advantage from the intellectual property we develop or license.

Third parties may assert intellectual property rights or commercial rights over inventions we develop.

Third parties may in the future assert claims challenging the inventorship or ownership of our intellectual property rights. We have entered into written agreements with our collaborators providing for the ownership of such rights arising from our collaborations. These agreements include provisions for negotiating certain commercial rights with collaborators regarding joint inventions or inventions made by our collaborators resulting from the outcomes of the collaboration. In some instances, there may be no adequate written provisions clearly addressing the resolution of intellectual property rights arising from such collaboration. If we fail to adequately negotiate these ownership and commercial rights to inventions resulting from our use of third-party collaborator materials, where necessary, or if disputes arise regarding intellectual property developed using a collaborator's materials, our ability to fully capitalize on the commercial potential of these inventions may be limited. Additionally, we may face claims from third parties alleging that our agreements with employees, contractors, or consultants obligating them to assign intellectual property to us are ineffective or conflict with prior or competing contractual obligations, potentially leading to ownership disputes concerning intellectual property we currently develop or may develop in the future, thereby interfering with our ability to capture the commercial value of these inventions. Litigation may be necessary to resolve any ownership conflict, and if unsuccessful, we may be prevented from using certain intellectual property or lose our exclusive rights to such intellectual property. Either outcome could have a material adverse effect on our business.

Our Chief Executive Officer, who is a corporate officer but not an employee of the company under French law, is involved in our research and development activities. He has contributed to research results for which we have filed patent applications listing him as a co-inventor and other inventions that we believe may give rise to future patent applications for which we expect he will be listed as a co-inventor. Under French intellectual property law, inventors employed by a company have legal rights that are generally addressed in France through a combination of French labor law and contractual provisions. Because Mr. Veillet is our CEO and not an employee, we have entered into an assignment agreement with him, under which he is entitled to certain payments in consideration for his past and future contributions to our research projects and inventions. See "Intellectual Property Ownership Agreement with Stanislas Veillet" in the "Business" section of this annual report for further information.

Third parties may assert that our employees or consultants have misappropriated or wrongfully used confidential information or trade secrets.

We employ individuals who were previously employed at universities or other biotechnology companies, including our competitors or potential competitors. Although we seek to ensure that our employees and consultants do not use confidential information or know-how belonging to others in their work for us, we may be subject to claims that we or our employees, consultants, or independent contractors have, inadvertently or otherwise, used or disclosed intellectual property, including trade secrets or other confidential information, of a former employer or other third party. Litigation may be necessary to defend against such claims. If we fail to defend ourselves against such claims, we could, in addition to paying monetary damages, lose valuable intellectual property rights or personnel. Even if we successfully defend ourselves against such claims, litigation could result in substantial costs and divert management and other employees' attention.

Litigation regarding the infringement or misappropriation of our proprietary rights or the proprietary rights of others could be lengthy and costly, and an unfavorable outcome could harm our business.

The biotechnology industry is subject to significant litigation regarding patents and other intellectual property rights. Although we are not currently subject to any ongoing intellectual property litigation and are not aware of any such threatened litigation, we could become subject to future litigation brought by third parties based on allegations that our product candidates, technologies, or activities infringe their intellectual property rights. If it is determined that our development activities infringe upon any such patents, we could be required to pay substantial damages or seek licenses for such patents. A patent holder could prevent us from using patented drugs or compositions. We may need to resort to litigation to enforce a patent issued to us, to protect our trade secrets, or to determine the scope and validity of third-party proprietary rights. From time to time, we may hire scientific personnel or consultants who were previously employed by other companies active in fields like those we pursue. As a result, these individuals or we may become subject to allegations of trade secret misappropriation or similar claims because of prior affiliations. If we are involved in litigation, it could consume a substantial portion of our financial and management resources, whether we win or lose. We may not be able to afford the costs of litigation. Any adverse ruling or even the perception of an adverse ruling could have a material negative impact on our cash position and the price of our ADSs. Any litigation against us or our collaborators could result in:

• the payment of damages, potentially treble damages, if we are found to have willfully infringed a party's patent rights;

• injunctive or other equitable relief that could effectively block our ability to develop, commercialize, and sell products; or

• our collaborators or us having to enter into license agreements that may not be available on commercially acceptable terms, if at all, which could materially and adversely affect our cash position, business, and financial condition. As a result, we could be prevented from commercializing current or future product candidates.

We may infringe the intellectual property rights of others, which could prevent or delay our product development efforts and prevent us from commercializing or increase the costs of commercializing our product candidates, if approved.

Our success will partly depend on our ability to operate without infringing the intellectual property and proprietary rights of third parties. But we cannot guarantee that our business, products, and methods do not and will not infringe the patents or other intellectual property rights of others.

The biotechnology industry is characterized by frequent litigation regarding patents and other intellectual property rights. Other parties may allege that our product candidates or the use of our technologies infringe their patents or other intellectual property rights, or that we are using their proprietary technology without authorization. Patent and other intellectual property litigation may involve complex factual and legal questions, and its outcome is uncertain. Any successful claim against us for intellectual property infringement could require us to pay substantial damages, including treble damages and attorneys' fees if we are found to have willfully infringed another party's patents, for past use of the claimed intellectual property, and ongoing royalties and other payments if we are forced to obtain a license. Furthermore, if any such claim were successful and we could not obtain a license, we could be forced to stop or delay the development, manufacturing, sale, or commercialization of our products.

Even if we prevail in any such proceedings, we could incur substantial costs, and the pursuit of such proceedings could divert management's time and attention, which could have a significant negative effect on us. If we cannot avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action, or challenge the validity of patents in court, or redesign our products. Patent litigation is costly and time-consuming, and we may not have sufficient resources to conduct such litigation. Furthermore, intellectual property litigation or claims could force us to take one or more of the following actions:

• cease developing, selling, or otherwise commercializing our product candidates;

• pay substantial damages for past use of the claimed intellectual property;

• obtain a license from the holder of the asserted intellectual property, which license may not be available on commercially reasonable terms if at all;

• harm our reputation and discourage potential partners or academic institutions from collaborating with us; and

• in the case of trademark claims, redesign, relabel, or rename any of our owned trademarks to avoid infringing third-party rights, which may not be possible and, even if possible, could be costly and time-consuming.

Any of the foregoing risks could have a significant negative effect on our business, operating results, financial condition, and prospects.

Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court.

If we or one of our licensing partners initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent is invalid and/or unenforceable. In patent litigation in the United States, defendants frequently allege invalidity and/or unenforceability as counterclaims. Grounds for a validity challenge include alleged failure to meet several statutory requirements, including lack of novelty, obviousness, or lack of enablement. Grounds for unenforceability include allegations that someone involved in the prosecution of the patent withheld material information from the USPTO or made a misleading statement during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include reexamination, post-grant review, and equivalent proceedings in foreign jurisdictions, such as opposition proceedings. These procedures could result in revocation or amendment of our patents in such a way that they no longer cover our product candidates or adequately protect against competing products.

The outcome of invalidity and unenforceability proceedings is unpredictable. For instance, with respect to validity, we cannot be certain that there are no invalidating prior art references that were not considered during prosecution by the patent examiner or ourselves. If a defendant were successful on a legal assertion of invalidity and/or unenforceability, we could lose part, or all of the protection afforded by our patents on our product candidates. Any such loss of patent protection could have a material adverse effect on our business.

Risks Related to Government Regulation

Even if we obtain regulatory approval for a product candidate, our products will remain subject to extensive regulatory scrutiny.

If our product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, post-marketing studies, and submission of safety, efficacy, and other post-market information, including both federal and state requirements in the United States, as well as comparable requirements from foreign regulatory authorities.

Manufacturers and their facilities are required to comply with extensive requirements from the FDA, EMA, and comparable foreign regulatory authorities, including ensuring that quality control and manufacturing procedures comply with current Good Manufacturing Practices ("cGMP") regulations. As such, we and our contract manufacturers will be subject to ongoing review and inspections to assess compliance with cGMP and adherence to commitments made in any approved marketing application. Regulatory inspections and any necessary subsequent corrective actions may require additional investment or modifications to the manufacturing facilities of our manufacturers or suppliers and could result in delays, disruptions, or complete shutdowns of manufacturing processes.

If certain drugs have potential for misuse or abuse, manufacturers and manufacturing facilities must also comply with specific regulatory and compliance programs for drug diversion. Accordingly, we and the other parties with whom we work must continue to dedicate time, money, and effort across all areas of regulatory compliance, including manufacturing, production, and quality control. Given that we expect to have a global supply chain, our supply chain could also be affected by FDA enforcement activities at the U.S. border, such as import holds, drug diversion monitoring, or refusals. Despite our investments in regulatory compliance, the FDA may raise concerns regarding our compliance, and suppliers beyond our direct control may also fail to meet FDA regulatory requirements, in which case our supply chain and business plans could be disrupted. Additional holds or import detentions may also occur as the FDA attempts to verify imported products' compliance with applicable laws. These holdbacks may affect our supply chain and business plans.

Authorities and policymakers are increasingly tightening controls on suppliers' compliance with environmental and social standards. We may be required to further strengthen the audits of our suppliers and to change suppliers in cases of non-compliance. Regardless, enforcement actions by government authorities, such as import bans on suppliers suspected of non-compliance, could also impact our supply chain.

We will need to comply with advertising and promotional requirements for our products. Promotional communications regarding prescription drugs and biological products are subject to various legal and regulatory restrictions in the United States and in the EU (both at the European and national levels, such as in France) and must be consistent with the information contained in the product's approved labeling. Accordingly, we cannot promote our products for instructions or uses for which they have not been approved. The holder of an approved application must submit new or supplemental applications and obtain approval for certain changes to the product, product labeling, or approved manufacturing process. We may also be required to conduct post-marketing clinical trials to verify the safety and effectiveness of our products generally or within specific subsets of patients. An unsuccessful or failed post-marketing study could result in the withdrawal of marketing authorization. Additionally, under European regulations, some of our product candidates could be added to the list of products subject to additional monitoring. This list includes products for which there is limited experience due to recent market introduction or a lack of long-term usage data. Such classification would impose additional post-marketing surveillance requirements on our products, potentially requiring greater resources from us.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unexpected severity or frequency, or problems within manufacturing facilities, or if the agency disagrees with the promotion, marketing, or labeling of a product, it may impose restrictions on us or on the product, including requiring its withdrawal from the market.

If we fail to comply with applicable regulatory requirements, a regulatory agency may, among other things:

• issue warning letters;

- conduct inspections;

- seek an injunction or impose administrative, civil, or criminal penalties;

- suspend or withdraw regulatory approval;

- suspend our clinical trials;

- refuse to approve pending applications or supplements to approved applications;
- impose restrictions on our operations, including shutting down the facilities of our contract manufacturers;
- seize or detain products, or require a product recall;

- refuse the importation of products, subject import shipments to heightened scrutiny, or place us or our suppliers on import alert.

Any governmental investigation into alleged violations of law could require significant time and resources to respond to and could generate negative publicity.

Any failure to comply with ongoing regulatory requirements could significantly and negatively affect our ability to market and generate revenues from our products.

If regulatory sanctions are imposed or if regulatory approval is withdrawn, the value of our business and our operating results would be adversely affected.

Moreover, the policies of the FDA, the EMA, and other regulatory authorities may change, and additional government regulations could be enacted, which could prevent, limit, or delay regulatory approval of our product candidates.

We cannot predict the likelihood, nature, or extent of government regulation arising from future legislation or administrative or executive action in Europe, the United States, or elsewhere. For example, Regulation (EU) No 536/2014 on clinical trials on medicinal products for human use was adopted in 2014 and entered into force on January 31, 2022, and could impact the administrative procedures we must follow to obtain approval or authorization for our product candidates. Depending on the timing of our clinical trial application, we may need to quickly adapt to the new requirements and procedures resulting from this new regulation, particularly regarding newly imposed timelines that will require us to respond rapidly to additional requests from authorities. We also expect further guidance from national regulators in each Member State (such as the ANSM in France) as they become involved in the process.

Additionally, certain policies implemented by the new Biden administration in the United States, or the future administration of the candidate who wins the upcoming 2024 presidential election, could impact our business and industry. Previously, the Trump administration took several executive actions, including the issuance of multiple executive orders, which significantly restricted the FDA's ability to engage in routine oversight activities, such as implementing laws through rulemaking. The Biden administration has repealed some of these orders and has not implemented new executive orders that significantly restrict the FDA's authority. However, any presidential administration, including the current one, could enact new policies or executive measures in the future that could impact the FDA's ability to exercise its regulatory authority. If these executive actions impose restrictions on the FDA's ability to engage in normal oversight and enforcement activities, our business could be negatively affected.

Furthermore, new or existing legislation in the United States, as well as regulations implemented by the FDA, may impact our business and industry.

For example, the Consolidated Appropriations Act of 2023, as signed into law by President Biden, calls for a number of changes to the structure and oversight of clinical trials, and directs the FDA to implement several new regulations related to clinical trials, which could impact our business or the industry. In addition, FDA regulations and guidance relating to the advertising of prescription drugs, as well as the modernization and diversification of clinical trial types and data sources, may also impact our business and industry. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are unable to maintain regulatory compliance, we could lose any marketing authorization we may have obtained and could fail to achieve or maintain profitability.

The Substantial or Complete Eradication of COVID-19 Has Reduced or Eliminated Demand for BIO101 (20-hydroxyecdysone) for This Indication

The end of the COVID-19 pandemic in 2020–2021 has resulted in a significant decrease in reported cases and hospitalizations. COVID-19 is now considered a chronic viral respiratory infection, similar to seasonal influenza. While severe cases and related fatalities still occur, the continued vaccination of at-risk populations and the reduced virulence of recent variants have led health authorities to consider the disease substantially eradicated.

As a result, demand for BIO101 (20-hydroxyecdysone), our investigational drug candidate for the treatment of severe COVID-19, has significantly diminished and is no longer current. The shift in the public health landscape and the absence of a commercial or clinical need for COVID-19-specific therapeutics such as BIO101 may adversely affect our ability to generate any future value from this indication. This could lead us to suspend further development of the product for this use and reallocate resources to other programs.

Regulatory authorities may change policies and requirements regarding approvals and Emergency Use Authorizations or revoke Emergency Use Authorizations previously granted.

Under Section 564 of the Federal Food, Drug, and Cosmetic Act (FD&C Act), following a public health emergency declaration by the Secretary of Health and Human Services (HHS), the FDA Commissioner may authorize unapproved medical products or unapproved uses of approved medical products to be used in an emergency to diagnose, treat, or prevent serious or life-threatening diseases or conditions caused by chemical, biological, radiological, and nuclear (CBRN) threat agents when there are no adequate, approved, and available alternatives.

The EUA allows temporary use of the medical product based on efficacy data that would not, by itself, generally be sufficient for approval.

Many drugs and medical devices have received Emergency Use Authorizations under this framework, and we plan to seek an Emergency Use Authorization for at least one of our product candidates. However, there is a risk that the public health emergency declaration could end before or shortly after the final development stage of our product, or even if we obtain an EUA, that the FDA could revoke it. In fact, the FDA has already begun issuing guidance documents addressing the phase-out of products distributed under EUAs.

If this occurs, we may no longer be able to distribute our product, or our distribution and marketing efforts could be severely restricted.

If one of our product candidates receives regulatory approval, additional competitors could enter the market with generic versions of these drugs, which could result in significant declines in sales and related revenues.

Under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly known as the Hatch-Waxman Act, a pharmaceutical manufacturer may file an Abbreviated New Drug Application (ANDA) seeking approval of a generic version of an approved small-molecule innovative product. Under the Hatch-Waxman Act, a manufacturer may also submit a New Drug Application (NDA) under Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act (FDCA), referencing prior FDA approval of the innovative product.

A 505(b)(2) NDA can represent a new or improved version of the original innovative product. The Hatch-Waxman Act also provides certain periods of regulatory exclusivity, which prevent the FDA's approval (or, in some cases, even the filing and review) of an ANDA or 505(b)(2) NDA.

In addition to regulatory exclusivity, an innovative NDA holder may hold patents claiming the active ingredient, the product formulation, or an approved use of the drug, which would be listed with the product in the FDA's publication "Approved Drug Products with Therapeutic Equivalence Evaluations," known as the Orange Book.

If patents are listed in the Orange Book for a product, a generic or 505(b)(2) applicant seeking to market its product before the expiration of the patents must include what is known as a "Paragraph IV" certification in its application, challenging the validity or enforceability of the listed patents or asserting that their product does not infringe those patents.

Notice of this certification must be provided to the patent holder and the NDA holder, and if the patent owner or the NDA holder files a patent infringement lawsuit within 45 days of receiving the notice, FDA approval of the ANDA or 505(b)(2) NDA is automatically stayed for 30 months.

Thus, if one of our product candidates is approved, competitors could file ANDAs for generic versions of our small-molecule pharmaceutical products or 505(b)(2) NDAs referencing our products. If patents are listed in the Orange Book for our product candidates, these ANDA and 505(b)(2) NDA applicants would have to include a certification for each listed patent indicating whether or not they intend to challenge the patent.

We cannot predict which patents in our current portfolio, if any, or future patents we may obtain, would be eligible for listing in the Orange Book, how a generic competitor would approach these patents, whether we would pursue patent litigation, or the outcome of such litigation. We may not succeed in obtaining or maintaining exclusive patent protection for the products and technologies we develop or license.

Moreover, if one of our owned or licensed patents listed in the Orange Book is successfully challenged through a Paragraph IV certification and subsequent litigation, the related product could immediately face generic competition, and its sales would likely decline rapidly and substantially.

We may seek orphan drug designation for certain future product candidates, but we may not be able to obtain such designations or maintain the benefits associated with orphan drug status, including market exclusivity, which could, if applicable, reduce our potential revenues.

We may seek orphan drug designation for certain of our future product candidates. In the European Union, the Committee for Orphan Medicinal Products (COMP) of the EMA grants orphan drug designation to promote the development of products intended for the diagnosis, prevention, or treatment of life-threatening or chronically debilitating conditions affecting no more than five in 10,000 people in the EU.

Additionally, designation may be granted for products intended for the diagnosis, prevention, or treatment of life-threatening, seriously debilitating, or serious and chronic diseases where, without incentives, it is unlikely that the sales of the drug in the EU would be sufficient to justify the necessary investment in its development, or where no satisfactory method of diagnosis, prevention, or treatment exists, or, if such a method exists, the new drug must provide a significant benefit to those affected by the condition.

Under the Orphan Drug Act, the FDA may grant orphan drug designation for a drug or biological product intended to treat a rare disease or condition affecting fewer than 200,000 people in the United States, or affecting more than 200,000 people but where the cost of developing and making the drug available in the U.S. would not be recovered from sales in the United States.

In the EU, orphan drug designation entitles the holder to financial incentives such as fee reductions or waivers and ten years of market exclusivity following the product's approval. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including when it is shown that the product is sufficiently profitable not to justify the maintenance of market exclusivity.

In the United States, orphan drug designation provides financial incentives such as grant opportunities to cover clinical trial costs, tax benefits, and exemption from certain regulatory fees. Moreover, if a product receives the first FDA approval for the indication for which it has orphan drug designation, the product is entitled to orphan drug exclusivity, meaning that the FDA cannot approve any other application for the same drug for the same indication for a period of seven years, except under limited circumstances, such as if a clinically superior drug is demonstrated or if the original manufacturer is unable to ensure sufficient supply of the drug for the orphan population.

We may seek additional orphan drug designations in the future for certain of our product candidates, but the FDA or EMA may not grant our requests.

Even if we obtain orphan drug designation, we may not be the first to obtain marketing authorization for a particular orphan indication due to the uncertainties associated with pharmaceutical product development.
Furthermore, even if we obtain orphan drug exclusivity for a product candidate, this exclusivity may not effectively protect the product from competition, as different drugs with different active moieties may be approved for the same condition.

Orphan drug designation in no way indicates the likelihood that a drug will receive final marketing approval from the FDA.

The FDA does not evaluate the safety and efficacy of a product candidate to the same standards when granting orphan drug designation as it does during the review process for final marketing approval. The FDA may grant orphan drug designations to multiple drugs intended for the same indication. Even after the approval of an orphan drug, the EMA or FDA may subsequently approve the same drug with the same active moiety for the same condition if they conclude that the subsequent drug is clinically superior by being safer, more effective, or making a major contribution to patient care. Orphan drug designation does not shorten the development or regulatory review time for a drug or biological product, nor does it provide any advantage in the regulatory review or approval process.

Healthcare legislative and regulatory reforms may increase the difficulty and cost for us to obtain regulatory approval and commercialize our product candidates and may also affect the prices we are able to charge.

Significant legislative and regulatory changes affecting the healthcare industry have been adopted in the United States, the European Union, and other jurisdictions, and additional changes are likely to continue.
These changes have been driven by efforts to contain healthcare costs while improving the quality of care, and they could materially impact our business, financial condition, results of operations, and prospects.

In particular, in the United States, federal and state governments have enacted numerous initiatives to reduce healthcare expenditures.

Notably, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the "Affordable Care Act"), was signed into law, fundamentally reforming healthcare financing in the United States.

Key provisions of the Affordable Care Act relevant to the pharmaceutical and biotechnology sectors include, among others:

- The imposition of an annual, non-deductible fee on manufacturers and importers of branded prescription drugs and biologic products (excluding those qualifying as orphan drugs), calculated based on their market share in certain federal programs;

- The establishment of a Medicare Part D coverage gap discount program requiring manufacturers to provide 50% point-of-sale discounts on applicable brand-name drugs to eligible beneficiaries during their coverage gap period, as a condition of participation in Medicare Part D;

- Mandatory public reporting of financial relationships with physicians and teaching hospitals, including the disclosure of "transfers of value" and ownership interests under the Physician Payments Sunshine Act;

- An increase in the minimum Medicaid rebate for brand-name drugs to 23.1% of the average manufacturer price and for generic drugs to 13.0%, along with changes to the rebate calculation methodology for certain administered drugs;

- Expansion of Medicaid Drug Rebate Program obligations to include covered outpatient drugs dispensed to Medicaid managed care enrollees;

- Broadening of Medicaid eligibility, which has increased the number of covered individuals and, consequently, the potential rebate liabilities for manufacturers;

- The establishment of the Patient-Centered Outcomes Research Institute to conduct comparative clinical effectiveness research, which could influence coverage and reimbursement policies;

- Creation of the Center for Medicare and Medicaid Innovation to pilot alternative payment and service delivery models intended to lower healthcare costs, including models affecting prescription drug reimbursement.

Since its enactment, the Affordable Care Act has been subject to numerous judicial challenges and Congressional efforts to modify or repeal certain of its provisions, and we expect continued legal and legislative challenges and modifications in the future.

In addition, other legislative changes have been proposed and enacted in the United States since the passage of the Affordable Care Act. In August 2011, the Budget Control Act of 2011, among other provisions, resulted in aggregate reductions in Medicare payments to providers of up to 2% per fiscal year. These reductions went into effect in April 2013 and, due to subsequent legislative amendments, will remain in effect through 2025 unless additional congressional action is taken.

In January 2013, the American Taxpayer Relief Act of 2012 was enacted, which, among other things, reduced Medicare payments to several types of providers, including hospitals, imaging centers, and cancer treatment centers, and increased the statute of limitations for the government to recover overpayments to providers from three to five years.

More recently, The Inflation Reduction Act, enacted in 2022, also significantly revised Medicare Part D benefits by eliminating the 5% beneficiary coinsurance requirement above the catastrophic threshold and capping annual out-of-pocket expenses at $2,000 starting in 2025. The law also shifts liability for costs above the out-of-pocket cap, reducing Medicare's share from 80% to 20% for branded drugs and to 40% for generics. The share borne by Medicare Part D plans will increase from 15% to 60% for both branded and generic drugs, and manufacturers will be required to provide a 20% discount on branded drug prices above the cap. The legislation further mandates a 10% manufacturer discount on branded drugs in the initial coverage phase, replacing the current 70% discount in the coverage gap phase.

Several U.S. states have also taken increasingly aggressive actions to control pricing for pharmaceutical and biologic products. These include price or patient reimbursement caps, rebates, product access restrictions, marketing cost disclosure and transparency measures, and, in some cases, policies to encourage bulk purchasing or importation from other countries. Any price controls or other restrictions on payments imposed by law could negatively affect our business, operating results, financial condition, and prospects. In addition, regional health authorities and individual hospitals are increasingly using tendering procedures to determine which drugs and suppliers are included in their prescription drug and healthcare programs. This could reduce the final demand for our product candidates or exert downward pricing pressure.

Furthermore, reimbursement methodologies are subject to changes under legislative and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. Government scrutiny has also increased in recent years regarding how manufacturers set prices for their marketed products.

In the European Union, similar political, economic, and regulatory developments may affect our ability to successfully commercialize our product candidates, if approved. In addition to continued pricing pressures and cost-containment measures, EU-level or Member State legislative developments may impose additional significant requirements or barriers that could increase our operating costs. Healthcare delivery in the EU - including the organization and operation of health services and the pricing and reimbursement of medicines - is primarily governed at the national level, rather than by EU law. National governments and healthcare providers have different priorities and approaches with respect to healthcare delivery and drug pricing and reimbursement.

Generally, budgetary constraints on healthcare systems in most EU Member States have led to restrictions on drug pricing and reimbursement by healthcare providers. Price negotiations with government authorities often take several months following regulatory approval and product launch. In certain EU Member States, such as France, we may be required to conduct a clinical trial comparing the cost-effectiveness of our product candidates with existing therapies to obtain favorable reimbursement for the intended indications or to secure price approval. If reimbursement is not available or is limited, or if it is conditioned on additional clinical studies, or if pricing levels are set at unsatisfactory rates in any market where we seek reimbursement, it could adversely affect our operating results.

Coupled with the steadily increasing regulatory burdens at both EU and national levels on companies seeking to develop and commercialize products, this environment may prevent or delay approval of our product candidates, restrict or regulate post-approval activities, and adversely affect our ability to commercialize our products, if approved. Outside the United States and the EU, healthcare reimbursement and payment systems vary significantly by country, and many countries have implemented price controls for specific products and therapies.

We cannot predict the likelihood, nature, or extent of government regulation that may result from future legislation or administrative actions in the United States, the EU, or other jurisdictions. If we or any third parties we may engage, are slow to adapt to, or unable to comply with, changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties fail to maintain regulatory compliance, our product candidates may lose previously obtained regulatory approval, and we may be unable to achieve or maintain profitability.

Our current and future business operations and relationships with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers are subject to extensive healthcare regulatory laws, which could expose us to penalties.

Our activities and agreements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers may subject us to various federal and state healthcare laws and regulations that impose substantial requirements, restrictions and potential liabilities. These laws regulate the ways in which we conduct our business, including how we research, market, sell and distribute our drug candidates, if approved. Such laws include, without limitation:

- the U.S. federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, offering, receiving or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, the referral of an individual for, or the purchase, lease, order, or recommendation of, any good, facility, item or service for which payment may be made, in whole or in part, under federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

- the U.S. federal civil and criminal false claims laws and civil monetary penalties laws, including the False Claims Act, which, among other things, impose criminal and civil penalties on individuals or entities for knowingly presenting, or causing to be presented, false or fraudulent claims for payment to the federal government, making or using, or causing to be made or used, a false statement or record material to a false or fraudulent claim, or for knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. Moreover, claims involving items or services resulting from a violation of the Anti-Kickback Statute are deemed false or fraudulent claims under the False Claims Act;

- the U.S. federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), which imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or for knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the law or specific intent to violate it in order to have committed a violation;

- HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH Act), and its implementing regulations, which impose obligations on covered entities and their business associates with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

- the U.S. Federal Food, Drug, and Cosmetic Act (FDCA), which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices and their introduction into interstate commerce;

- the U.S. Public Health Service Act, which prohibits, among other things, the introduction into interstate commerce of a biological product unless a biologics license is in effect;

- the U.S. Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies reimbursable under Medicare, Medicaid or the Children's Health Insurance Program to report annually to the government information related to certain payments and other transfers of value provided to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

- analogous U.S. state laws and regulations, including state anti-kickback and false claims laws, which may apply to our business practices, including research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws requiring pharmaceutical companies to comply with voluntary compliance guidelines issued by pharmaceutical industry associations or governmental authorities; state laws that restrict payments to healthcare providers; state laws requiring reporting of marketing expenditures or pricing information; and state laws governing the privacy and security of health information, many of which differ significantly from each other and, in some cases, are not preempted by HIPAA, thus complicating compliance efforts.

Similar healthcare laws and regulations exist in the EU and other jurisdictions, including detailed reporting requirements concerning interactions with and payments to healthcare professionals. For example, under French law, strict transparency requirements govern the relationships between the healthcare sector and other actors, including, but not limited to, healthcare professionals. Companies must disclose all benefits provided and agreements concluded with such actors, as well as any compensation paid. Non-compliance, such as incomplete disclosures or failure to publish information, may result in additional sanctions and adversely affect our business operations.

Moreover, as our business involves significant interaction with government officials, we are subject to national anti-corruption laws across EU member states, which prohibit improper influence over public officials or business partners for the purpose of obtaining or retaining business, directing business to any person or gaining any improper advantage. These laws also extend liability to actions taken by third-party partners, intermediaries, representatives, subcontractors, distributors and agents, even where we did not authorize or have actual knowledge of such activities. Although we maintain procedures to select, engage and monitor third parties in compliance with applicable anti-corruption laws, there remains a risk that such third parties could violate applicable laws for which we could ultimately be held liable. Any violation of applicable anti-corruption laws could result in whistleblower complaints, adverse media coverage, government investigations, severe criminal, civil and administrative penalties, disbarment from government contracts and reputational harm, any of which could adversely affect our business, financial condition and results of operations. As our business expands, we may become subject to additional compliance obligations, including under France's Sapin II law, which mandates the implementation of a general anti-corruption compliance program supervised by a competent authority, including staff training, compliance documentation, audits and monitoring of business relationships. As the European Commission has noted, the healthcare sector is particularly vulnerable to corruption risks, and our company could therefore face heightened compliance scrutiny.

Ensuring that our internal operations and third-party business arrangements comply with applicable healthcare laws and regulations will require substantial costs. Government authorities could conclude that our business practices are not compliant with current or future statutes, regulations, agency guidance or judicial interpretations related to healthcare fraud and abuse or other healthcare laws. If our operations are found to be in violation of any of the laws or regulations described above, or any other applicable governmental regulations, we could be subject to significant civil, criminal and administrative penalties, including monetary damages, fines, disgorgement, individual imprisonment, exclusion from participation in government healthcare programs such as Medicare and Medicaid (or similar programs in other jurisdictions), contractual damages, reputational harm, diminished profits and curtailment or restructuring of our operations. In addition, defending against such claims, even if successful, could require substantial time, attention and resources.

Further, because our business involves processing personal data, particularly sensitive health data, we are also subject to the General Data Protection Regulation (GDPR) and other national data protection laws governing such data. Compliance with these data protection regulations requires significant and ongoing efforts, including precise identification of our data processing activities and associated risks, implementation of robust internal processes and establishment of comprehensive compliance documentation. We must also ensure that third-party contractors meet GDPR requirements, which necessitates imposing strict contractual obligations on them as data processors. Moreover, transferring data from the EU to our U.S. entities or other U.S. companies requires reliance on GDPR-compliant mechanisms and may require additional safeguards to ensure an adequate level of protection, as defined by EU authorities. Failure to comply with these requirements could result in operational disruptions and significant expenses.

Additionally, following the Court of Justice of the European Union's Schrems II decision invalidating the EU-U.S. Privacy Shield framework, any transfers or storage of EU personal data by our U.S. entities, other U.S. companies or contractual counterparties require the implementation of additional safeguards. Given the evolving regulatory environment, such measures will likely require enhanced privacy and security protections to ensure an adequate level of data protection. If such measures fail to provide sufficient protection, data transfers must be suspended or avoided altogether.

We are subject to U.S. and foreign anti-corruption and anti-money laundering laws in connection with our operations, and any failure to comply with such laws could result in criminal and/or civil liability and harm our business.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), the U.S. domestic bribery provisions set forth in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and potentially other anti-corruption and anti-money laundering laws and regulations in the jurisdictions where we operate. These anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, third-party intermediaries, joint venture partners, and collaborators from authorizing, offering, promising, or providing, directly or indirectly, anything of value to recipients in both the public and private sectors to improperly influence any act or decision or secure an improper advantage.

We engage third-party investigators, contract research organizations (CROs), and other consultants to design and conduct preclinical studies of our product candidates, and we intend to do the same for clinical trials. Additionally, once any of our product candidates are approved, authorized, and commercialized, we may engage third-party intermediaries to promote and sell our products abroad and/or to assist in obtaining the necessary permits, licenses, and other regulatory approvals or authorizations. We or our third-party intermediaries may interact directly or indirectly with government officials and employees of government agencies, state-owned enterprises, or affiliates thereof. We could be held liable for corrupt or other illegal activities committed by these third parties, our employees, representatives, contractors, collaborators, partners, and agents, even if we do not explicitly authorize such activities or have actual knowledge of them.

Failure to comply with anti-corruption and anti-money laundering laws could result in whistleblower complaints, investigations, regulatory actions, settlements, prosecutions, other enforcement actions, disgorgement of profits, substantial fines, damages, other civil and criminal penalties, suspension or debarment from contracting with certain persons or governmental entities, loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. The initiation of investigations, subpoenas, or other enforcement actions, the imposition of penalties, or an adverse outcome in any such proceeding could harm our business, financial condition, and results of operations. In addition, responding to any investigation or enforcement action would likely divert management's attention and resources and result in significant defense and compliance costs and other professional fees. In certain cases, enforcement authorities may require the appointment of an independent compliance monitor, which could result in additional costs and administrative burdens.

Our inability to maintain certain tax benefits available to French technology companies could adversely affect our operating results.

As a French biotechnology company, we have benefited from certain tax advantages, including, for example, the French Research Tax Credit (Crédit d'Impôt Recherche, or "CIR"). The CIR is a French tax credit program aimed at encouraging research and development activities. The CIR can be used to offset French corporate income tax liabilities, and any excess (if applicable) may be refunded after a three-year period (or sooner, in the case of small companies like ours). The CIR amounts we claimed in France, based on our eligible research and development expenditures, were €3.3 million, €1.6 million, and €1.1 million as of December 31, 2022, 2023, and 2024, respectively.

The French tax authorities, with the assistance of the Ministry of Research and Technology, may audit each research and development program for which a CIR has been claimed and may assess whether, in their opinion, the program qualifies for the CIR benefit. The French tax authorities could challenge our eligibility for, or our calculation of, certain tax credits and/or deductions related to our research and development activities. If the French tax authorities are successful in their challenge, we could be required to pay additional corporate income taxes, as well as related penalties and interest, or we may not receive the refunds we have requested, which could materially impact our operating results and future cash flows.

Furthermore, if the French Parliament were to eliminate or reduce the scope or rate of the CIR benefit, which it could decide to do at any time, our operating results could be negatively affected.

Future changes to applicable U.S. tax laws could adversely affect our business, financial condition, and results of operations.

In general, changes to tax laws and policies could have a material adverse effect on our business, financial condition, and results of operations. For example, at the end of 2017, the U.S. government enacted significant tax reform legislation, with additional guidance from the U.S. Department of the Treasury and the Internal Revenue Service ("IRS") still pending. Changes included, among other things, a reduction of the federal corporate income tax rate to 21% for tax years beginning after December 31, 2017, a limitation on the maximum deduction for net operating losses generated in tax years beginning after December 31, 2017, the elimination of net operating loss carrybacks, and the allowance of indefinite carryforwards for net operating losses generated in tax years beginning after December 31, 2017.

The 2017 legislation remains uncertain in many respects and could be subject to further amendments, technical corrections, or significant changes. Additionally, existing tax laws may continue to be interpreted and implemented by the U.S. Treasury and IRS in a manner that could mitigate or increase certain adverse impacts of prior legislation. Moreover, it remains unclear how future changes to U.S. federal income tax law may affect state and local taxation.

Risks Related to Holding Our ADSs and Ordinary Shares and Our Status as a Non-U.S. Company with Foreign Private Issuer Status

Complying with the obligations associated with being a U.S. public company places a considerable strain on our resources, requires significant time and attention from our management, and negatively impact our ability to attract and retain highly qualified senior executives and members of our board of directors.

As a U.S. public company, we have incurred and will continue to incur substantial legal, accounting, and other expenses that we did not incur prior to our initial public offering of ADSs in the United States. Following the offering, we became subject to the Exchange Act, including the ongoing reporting obligations thereunder, as well as the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"), the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq, and other applicable securities rules and regulations. Compliance with these rules and regulations has increased, and will continue to increase, our legal and financial compliance costs, make certain activities more difficult, time-consuming, or costly, and place increased strain on our systems and resources, particularly once we are no longer an "emerging growth company" and/or a foreign private issuer. For example, as long as we remain a foreign private issuer, we are not required to file quarterly reports with the SEC that domestic issuers are required to file under the Exchange Act.

In accordance with Section 404 of Sarbanes-Oxley, we will eventually be required to furnish a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, as long as we remain an emerging growth company, we will not be required to provide such an attestation. The expiration date of our Emerging Growth Company (EGC) status is February 3, 2026. Once our auditors are required to assess our internal control over financial reporting, compliance costs related to Section 404 will increase significantly, and management's attention may be diverted from other business concerns, potentially adversely affecting our business and results of operations. We may also need to hire additional personnel or engage outside consultants to support our compliance efforts, further increasing our costs and expenses. If we are unable to implement the requirements of Section 404 in a timely manner, we may be subject to sanctions or investigation by regulatory authorities, including the SEC and Nasdaq.

In addition, several deficiencies in our internal control system have been identified. The Company is taking, or plans to reinforce, all necessary corrective measures to test and improve the quality of its internal control procedures with the objective of enhancing their effectiveness. The adverse findings have led the Company to take steps to strengthen the effectiveness of internal control over financial reporting in order to bring it back to an acceptable level of compliance. Failure to do so could result in a loss of investor confidence in the accuracy and completeness of our financial reporting, which could lead to a decline in the market price of our ADSs and ordinary shares. We may also be subject to sanctions or investigations by regulatory authorities. Furthermore, our failure to implement or maintain effective internal control systems as required for publicly listed companies could limit our future access to capital markets.

Furthermore, we failed to comply with Nasdaq's continued listing requirements, including the minimum bid price requirement. Our ADSs were delisted from the Nasdaq, and as a result, we and our shareholders have experienced and may continue to experience significant adverse consequences, including reduced liquidity, impaired ability for our shareholders to sell their shares, and diminished capacity to raise capital.

On April 24, 2023, we received a deficiency notice from Nasdaq indicating that we had failed to maintain a minimum of $2,500,000 in stockholders' equity as required under Nasdaq Listing Rule 5550(b), based on our Form 20-F for the fiscal year ended December 31, 2022. On August 1, 2023, Nasdaq granted us until October 23, 2023, to regain compliance. On October 26, 2023, we received written notice from Nasdaq stating that we had not regained compliance with the $2,500,000 minimum stockholders' equity requirement and that our securities would be subject to delisting unless we requested a hearing. We subsequently appealed the decision, and a hearing before the Nasdaq Hearings Panel (the "Panel") was held on February 1, 2024. Based on the remediation plan we presented, the Panel granted an extension through April 23, 2024, allowing the Company to continue trading its ADSs on Nasdaq and to implement appropriate measures to increase its stockholders' equity and regain compliance. These actions included the conversion of convertible bonds held by ATLAS funds, at their request, as well as equity financing. As of the date of this report, compliance has not yet been achieved, and the planned actions are still in progress.

Separately, on November 15, 2023, we received a written notice from Nasdaq indicating that, based on the closing bid price of our American Depositary Shares ("ADSs") being below $1.00 for the prior 30 consecutive business days, we were not in compliance with Nasdaq Listing Rule 5550(a)(2). Under this rule, we have a grace period of 180 calendar days, through May 13, 2024, to regain compliance. As of the date of this report, the trading of our ADSs is suspended. The Company is currently evaluating all available options to regain compliance with all applicable Nasdaq listing requirements. On March 15, 2024, the Company announced the implementation of a reverse stock split of its shares listed on Euronext Growth, which would result in the issuance of one new ordinary share with a nominal value of €0.80 (the "New Shares") for every 400 existing ordinary shares with a nominal value of €0.002 each (the "Old Shares"), and a corresponding division of our share capital by 400. The reverse stock split period runs from April 2, 2024, to May 3, 2024 (inclusive). On May 3, 2024, the Old Shares (ISIN FR0012816825) will be delisted from Euronext Growth, and the New Shares (ISIN FR001400OLP5) will commence trading. The total amount of share capital will remain unchanged, and the reverse split will not impact the overall value of Biophytis securities held by shareholders, except for fractional shares. We voluntarily adjusted our ADS-to-share ratio, replicating the reverse stock split of our shares listed on Euronext Growth in order to maintain the current ADS-to-share ratio of 1-for-100. However, for our ADSs that had been trading above the minimum bid price of $1.00 for at least 10 days prior to May 13, 2024, we adjusted the ADS-to-share ratio ahead of the May 3, 2024 effective date of the reverse stock split.

On April 24, 2024, the Company announced that it had received a notice from Nasdaq informing it that the Nasdaq Hearings Panel (the "Panel") had determined to delist the Company's securities from the Nasdaq Stock Market due to the Company's failure to comply with the equity requirement set forth in Listing Rule 5550(b). Following the Panel's decision, Nasdaq suspended trading in the Company's American Depositary Shares ("ADSs") effective Friday, April 26, 2024, and filed a Form 25 with the Securities and Exchange Commission ("SEC") to effect the formal delisting of the ADSs from Nasdaq once all applicable appeal and review periods have expired.

Following the suspension of trading on Nasdaq, our ADSs are now quoted on the OTC Pink Current Information market under the current symbol "BPTS." The Company has prepared an application for the listing of its ADSs on the OTCQB Market, which is expected to provide improved access to U.S. investors.

The delisting from Nasdaq has had and may continue to have a negative impact on our business and the trading of our ADSs. The over-the-counter market is generally considered less efficient than major stock exchanges, which may reduce investor interest in our ADSs and significantly affect their price and liquidity. Such delisting could also materially hinder or prevent our shareholders from trading their ADSs or reselling them at or above the price they paid.

On June 19, 2025, the company announced the temporary suspension of the trading of its shares by Euronext, due to the non-publication of the annual financial report for the fiscal year ended December 31, 2024. The company had announced in a press release dated May 30, 2025, that the report would be published, expected by the end of June 2025. Trading of Biophytis shares on Euronext Growth Paris was suspended on June 17, 2025, and is expected to resume following the publication of the annual financial report.

In addition, the strengthening of legal and regulatory frameworks, as well as enhanced corporate governance and disclosure standards applicable to publicly traded companies, has led to increased legal and financial compliance costs and has made certain business processes more time-consuming. Furthermore, being listed both in the United States and France affects our disclosure practices and requires compliance with two different regulatory frameworks, which could create uncertainty regarding compliance issues and require higher costs due to ongoing legal analysis, revisions to disclosures, and adherence to enhanced governance practices.

There was no public market for our ADSs prior to our initial public offering in the United States, and there may no longer be an active market in which investors can resell their ADSs. Prior to our initial public offering in the United States, there was no public market for our ADSs. We cannot predict the extent to which an active trading market for the ADSs will develop or be sustained, or how the development of such a market may affect the market price of the ADSs. Investors may not be able to sell their ADSs at the price they paid or at all.

Additionally, investors may not be able to successfully withdraw the underlying ordinary shares represented by the ADSs for the reasons described under the risk factor titled "You may not be able to exercise your right to vote on the underlying ordinary shares represented by the ADSs" set forth below. In the event of any withdrawal of one of our ordinary shares represented by an ADS, the corresponding ADS will be surrendered to the depositary. Unless additional ADSs are issued, the effect of these transactions will be to reduce the number of ADSs outstanding and, if significant withdrawals occur, to decrease the liquidity of the ADSs.

The market price of our securities may be volatile, and purchasers of our securities could incur substantial losses.

The market price of our shares may be volatile. The stock market in general, and the market for biotechnology companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of specific companies. As a result of this volatility, investors may not be able to sell their securities at or above the price they paid for them.

The market price of our securities may be influenced by numerous factors, including:

   • actual or anticipated fluctuations in our financial condition and operating results;

   • actual or anticipated changes in our growth rate compared to our competitors;

   • competition from existing products or new products that may emerge;

   • announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

   • failure to meet or exceed the financial estimates and projections of the investment community or of guidance we may provide to the public;

   • publication of research reports or investment recommendations about us, our competitors, or our industry by securities analysts;

   • fluctuations in the valuation of companies perceived by investors to be comparable to us;

   • price and volume fluctuations in the overall stock market that do not necessarily relate to our operating performance;

   • departures of key executives or scientific personnel;

   • litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;

   • changes in coverage or reimbursement levels by commercial or government payors and any announcement or expectation of changes to coverage or reimbursement policies;

- announcement or expectation of additional debt or equity financing;

- sales of ADSs or ordinary shares by us, our insiders, or other shareholders; and

- general economic and market conditions.

These factors, as well as broader market and industry factors, may result in significant market price and demand fluctuations for our securities, regardless of our actual operating performance, which could limit or prevent investors from readily selling their securities and may negatively impact the liquidity of our securities.

We may be exposed to significant currency exchange risk. Fluctuations in exchange rates may negatively impact the U.S. dollar value of the ADSs.

We incur a portion of our expenses and may in the future generate revenues in currencies other than the euro, particularly the U.S. dollar. As a result, we are exposed to currency exchange risk as our operating results and cash flow are subject to fluctuations in exchange rates. We currently do not engage in hedging transactions to protect against uncertainty in future exchange rates between certain foreign currencies and the euro. Consequently, for example, an increase in the value of the euro relative to the U.S. dollar could have a negative impact on our operating costs, revenue growth, and profitability, to the extent that operating costs, revenues, and profits denominated in U.S. dollars, if any, would be converted into euros at a lower value. We cannot predict the impact of future currency fluctuations, and such fluctuations could adversely affect our financial condition, operating results, and cash flows.

The ADSs are traded in U.S. dollars on the Nasdaq Capital Market, while our ordinary shares are traded in euros on Euronext Growth Paris. Our financial statements are prepared in euros. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect, among other things, the U.S. dollar value of the ADSs.

If we fail to achieve our projected development and commercialization milestones within the announced and expected timeframes, our business will suffer and the market price of our securities may decline as a result

We sometimes estimate, for planning purposes, the expected timing of achieving various scientific, clinical, regulatory, and other product development milestones. These milestones may include our expectations regarding the initiation or completion of scientific studies or clinical trials, the submission of regulatory filings, or commercialization targets. From time to time, we may publicly announce the expected timing of certain of these milestones, such as the completion of an ongoing clinical trial, the initiation of additional clinical programs, the receipt of marketing approval or authorization, or the commercial launch of a product. The achievement of many of these milestones is subject to factors beyond our control. All of these milestones are based on various assumptions, which may cause actual timelines to differ significantly from our estimates, including:

- our available capital resources or any capital constraints we may face;

- the pace, cost, and outcome of our clinical trials and R&D activities, and our ability to identify and recruit patients who meet clinical trial eligibility criteria;

- our receipt and timing of approvals or authorizations from the EMA, FDA, and other regulatory authorities;

- other actions, decisions, or regulations issued by regulatory authorities;

- our ability to access sufficient, reliable, and affordable supplies of compounds and raw materials used in the manufacture of our product candidates;

- our ability to out-license and/or generate revenue by means other than independent commercialization of our products;

- the efforts of our collaborators and/or other partners, including licensees, with respect to the eventual commercialization of our products; and

• our ability to secure the costs and timelines related to product manufacturing as well as sales and marketing activities.

If we are unable to meet the milestones we have announced within the expected timeframes, the commercialization of our product candidates may be delayed, our business and operating results may be adversely affected, and the trading price of our securities may decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price and trading volume of our securities could decline
The trading market for our securities depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or few securities or industry analysts cover our company, the trading price of our securities may be adversely affected. If one or more of the analysts covering us downgrade our securities or publish inaccurate or unfavorable research about our business, the market price of our securities would likely decline. If one or more of these analysts cease to cover our company or fail to publish reports on us regularly, or if they downgrade our securities, demand for our securities could decrease, which could lead to a decline in the market price or trading volume of our securities.

We do not currently intend to pay dividends on our ordinary shares, and therefore your ability to receive a return on your investment will depend on the appreciation of the price of our securities. Moreover, French law may limit the amount of dividends we can distribute.

We have never declared or paid cash dividends on our ordinary shares and do not intend to do so in the foreseeable future. We currently intend to reinvest any future profits, if any, to fund our growth. Accordingly, it is unlikely that you will receive any dividends on our securities in the near term, and the success of an investment in such securities will depend on any future appreciation in their value. As a result, investors may need to sell some or all of their holdings after price appreciation, which may never occur, as this would be the only way to make a return on their investment. There is no guarantee that the value of our securities will increase or even maintain the price at which investors purchased them. Investors seeking cash dividends should not purchase our securities.

In addition, under French law, the determination of sufficient distributable profits to declare dividends is made based on our statutory financial statements prepared in accordance with applicable accounting standards in France. Article 34 of our bylaws further restricts our ability to declare and pay dividends, and taxes may be imposed on you if we choose to pay a dividend. Accordingly, we may be more limited in our ability to declare dividends than companies not based in France.

Furthermore, exchange rate fluctuations may affect the amount in euros we are able to distribute and the amount in U.S. dollars shareholders receive when we declare and pay cash dividends or other distributions, if any, in euros. These factors could adversely affect the value of the ADSs and, consequently, the proceeds in U.S. dollars that holders receive from selling ADSs.

We have a significant number of warrants and convertible debt instruments outstanding, which could result in substantial dilution to our shareholders, have a significant negative impact on the market price of our ordinary shares, and make it more difficult for us to raise funds through future equity offerings

As of May 31, 2025, we had 21,243,465 ordinary shares outstanding. In addition, as of that date, we had outstanding warrants to purchase up to 10,531,776 ordinary shares and 2,183,563 free ordinary shares. The Company also had convertible debt instruments outstanding that could result in the issuance of 13,410,370 ordinary shares and prepaid warrants allowing for the acquisition of 5,692,308 ordinary shares. The issuance of ordinary shares upon the exercise of warrants and conversion of debt instruments would dilute the ownership percentage of all shareholders, could dilute the book value per share of our ordinary shares, and would increase the number of our publicly traded shares, which could cause the market price of our ordinary shares to decline.

In addition to the dilutive effects described above, the perceived risk of dilution due to the significant number of outstanding warrants and convertible debt instruments could cause our shareholders to be more inclined to sell their shares, which would contribute to a decline in the market price of our ordinary shares. Furthermore, the perceived risk of dilution and the resulting downward pressure on our share price could encourage investors to engage in short selling of our ordinary shares, which could further contribute to a decline in the price of our ordinary shares.

The ability of our shareholders, warrant holders, and holders of convertible debt instruments to sell substantial amounts of our ordinary shares into the public market, whether or not such sales have actually occurred or are occurring, could make it more difficult for us to raise additional funds through the sale of equity securities or equity-linked securities in the future at a time and price that we deem reasonable or appropriate, or at all.

Our bylaws and French corporate law contain provisions that could delay or discourage a takeover attempt

Provisions in our bylaws and/or French corporate law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. In addition, the provisions in our bylaws impose various procedural and other requirements that could make it more difficult for shareholders to effect certain transactions involving our securities. These provisions include the following:

- Under French law, the holder of 90% of the voting rights of a public company listed on a regulated market in a European Union member state or in a state that is a party to the European Economic Area ("EEA") Agreement, including France, has the right to squeeze out minority shareholders following a tender offer made to all shareholders;

- Under French law, a non-resident of France, as well as any French entity controlled by non-residents, may be required to file an administrative notice with the French authorities in connection with a direct or indirect investment in our company, as defined by administrative decisions; see the section of this annual report entitled "Limitations Affecting Shareholders of a French Company";

- A merger (i.e., in the French legal context, a stock-for-stock transaction following which our company would be dissolved into the acquiring entity and our shareholders would become shareholders of the acquiring entity) with a company incorporated in the EU would require approval by our board of directors as well as a two-thirds majority vote of the shares held by shareholders present, represented by proxy, or voting by mail at the relevant meeting;

- Under French law, a cash merger is treated as a share buyback and would require the consent of each participating shareholder;

- Our shareholders have granted, and may in the future grant, broad authorization to our board of directors to increase our share capital or issue additional ordinary shares or other securities, such as warrants, to our shareholders, the public, or qualified investors, including for defensive purposes against a takeover offer for our shares;

- Our shareholders benefit from a preferential subscription right, on a pro rata basis, in the event of issuances by us of additional securities for cash consideration or as compensation for cash debts, which can only be waived by a two-thirds majority vote of the shareholders at an extraordinary general meeting or individually by each shareholder;

- Our board of directors has the right to appoint directors to fill vacancies resulting from the resignation or death of a director, for the remaining term of the director being replaced, provided that before such decision, the number of directors remaining in office exceeds the legal and statutory minimum, and subject to ratification by shareholders at the next general meeting, thereby preventing shareholders from having exclusive rights to fill board vacancies;

- Our board of directors may be convened by our chairman (either directly or at the request of our chief executive officer), or, if no meeting has been held for more than three consecutive months, by directors representing at least one-third of the total number of directors;

- Meetings of our board of directors can only be held validly if at least half of the directors are present, either physically or by means of videoconference or teleconference allowing the identification and effective participation of directors in board decisions;

- Our shares are held in registered or bearer form, if permitted by law, at the shareholder's choice;

- Certain investments in any entity governed by French law in strategic industries (such as biotechnology research and development and public health activities) by individuals or entities that are non-French or non-resident in France, or controlled by non-French or non-resident entities, are subject to prior authorization by the French Ministry of Economy; see "Limitations Affecting Shareholders of a French Company";

- Approval of at least a majority of the voting rights held by shareholders present, represented by proxy, or voting by mail at the relevant ordinary general shareholders' meeting is required to remove directors with or without cause;

- Advance notice is required for nominations to the board of directors or to propose matters to be considered at a shareholders' meeting, except that a vote to remove and replace a director may be proposed at any shareholders' meeting without advance notice;

- Our bylaws may be amended in accordance with applicable law;

- The crossing of certain shareholding thresholds must be disclosed and may impose certain obligations;

- Transfers of shares must comply with applicable insider trading rules, particularly under the European Union Market Abuse Regulation and Directive of April 16, 2014;

- In accordance with French law, our bylaws, including provisions relating to the number of directors and the election and removal of directors, may only be amended by a resolution adopted by a two-thirds majority vote of our shareholders present, represented by proxy, or voting by mail at the relevant shareholders' meeting.

We could lose our foreign private issuer status in the future, which could result in significant additional costs and expenses

Although we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of the second fiscal quarter, and therefore The most recent determination regarding our status was made on June 30, 2025. In the future, we will lose our foreign private issuer status if we fail to meet the requirements necessary to retain such status as of the relevant date. We will remain a foreign private issuer until more than 50% of our outstanding voting securities are held by U.S. residents and one of the following three conditions applies: (i) a majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. The regulatory and compliance costs we would incur under U.S. securities laws as a U.S. domestic issuer could be significantly higher than the costs we currently incur as a foreign private issuer. If we were no longer a foreign private issuer, we would be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. Under current SEC rules, we would be required to prepare our financial statements in accordance with U.S. generally accepted accounting principles (U.S. GAAP) rather than IFRS and to change certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such a conversion of our financial statements to U.S. GAAP would involve significant time and cost. Furthermore, we could lose our ability to rely on exemptions from certain corporate governance requirements available to foreign private issuers on U.S. stock exchanges, as well as exemptions from the proxy solicitation rules. For example, we currently rely on exemptions from the requirements to hold a non-binding advisory vote on executive compensation and to seek shareholder approval of golden parachute payments not previously approved.

Appendix 2 – Summary of Financial Results for the Last Five Fiscal Years

Nature des indications	2020	2021	2022	2023	2024
I - END-OF-YEAR CAPITAL					
a) Share capital	20,151,419	27,190,731	47,659,529	2,080,965	734,283
b) Number of shares issued	100,757,097	135,953,657	238,297,642	1,040,482,402	7,342,831
c) Number of convertible bonds	140	224	400	58	82
II - OPERATIONS AND RESULTS FOR THE YEAR					
a) Revenue excluding taxes	-	-	-	-	-
b) Profit before tax, depreciation and provisions	(19,152,652)	(34,309,300)	(21,392,238)	(15,559,413)	(10,186,805)
c) Corporate income tax (1)	3,327,660	4,079,548	3,274,209	1,561,149	1,088,595
d) Profit after tax, depreciation and provisions	(15,939,873)	(29,460,393)	(18,858,585)	(14,255,491)	(9,385,971)
e) Amount of distributed earnings	None	None	None	None	None
III - EARNINGS PER SHARE					
a) Profit after tax, before depreciation and provisions	(0,19)	(0,26)	(0,08)	(0,015)	(1,427)
b) Profit after tax, depreciation and provisions	(0,16)	(0,26)	(0,08)	(0,014)	(1,278)
c) Dividend paid per share	None	None	None	None	None
IV - EMPLOYEES					
a) Average number of employees	21	30	23	21	20
b) Total payroll	1,849,843	2,506,066	3,081,779	2,946,936	2,853,345
c) Amounts paid for employee benefits (Social Security, welfare programs, etc.)	833,438	1,552,079	1,352,338	1,479,923	1,232,952

(1) Produit d'impôt correspondant au crédit d'impôt recherc

Appendix 3 – Delegations of Authority or Powers Relating to Capital Increases

The tables below set out the authorizations granted to the Board of Directors regarding capital increases and the use made of such authorizations during the 2024 financial year:

Resolutions of the April 2, 2024 Shareholders' Meeting	Purpose of the Resolution	Maximum Nominal Amount in Euros	Terms for Determining the Issue Price	Duration of the Authorization and Expiry Date	Use	Remaining Amount as of the Date of this Financial Report
1st Resolution	Delegation of authority to the Board of Directors pursuant to the provisions of Article L. 225-129-2 of the French Commercial Code to decide on the issuance of shares and/or securities giving immediate or future access to the share capital or entitling the holder to debt securities, <u>with cancellation of shareholders' preferential subscription rights and without specification of beneficiaries, by way of a public offering</u>	**Nominal amount** (capital increases): **€38,000,000** (bonds and other debt securities giving access to the share capital): **€40,000,000** within the limit of the overall ceiling set by the 9th Resolution (the "Overall Ceiling")	Pricing set by the Board of Directors, at no less than 75% of the volume-weighted average price over the last fifteen (15), ten (10), or five (5) trading sessions	26 months	No	**Nominal amount** (capital increases): **€38,000,000** (bonds and other debt securities giving access to capital): **€40,000,000**
2nd Resolution	Delegation of authority to the Board of Directors to decide either on the issuance of shares and/or securities giving immediate or future access to the capital or entitling the holder to a debt security, <u>with retention of the shareholders' preferential subscription rights, or on the capitalization of profits, reserves or premiums</u>	**Nominal amount** (capital increases): **€38,000,000** (bonds and other debt securities giving access to the share capital): **€40,000,000** (within the limit of the Global Cap)	-	26 months	No	**Nominal amount** (capital increases): **€38,000,000** (bonds and other debt securities giving access to capital): **€40,000,000**
3rd Resolution	Delegation of authority to the Board of Directors to decide either on the issuance of shares and/or securities giving immediate or future access to the capital or entitling the holder to a debt security, <u>with cancellation of shareholders' preferential subscription rights in favor of categories of beneficiaries</u>	**Nominal amount** (capital increases): **€38,000,000** (bonds and other debt securities giving access to the share capital): **€40,000,000** within the limit of the overall ceiling set by the 9th Resolution (the "Overall Ceiling")	At least equal to 75% of the volume-weighted average share price over the five (5), ten (10), or fifteen (15) trading days preceding the date of determination	18 months	No	**Nominal amount** (capital increases): **€38,000,000** (bonds and other debt securities giving access to capital): **€40,000,000**

Resolutions of the April 2, 2024 Shareholders' Meeting	Purpose of the Resolution	Maximum Nominal Amount in Euros	Terms for Determining the Issue Price	Duration of the Authorization and Expiry Date	Use	Remaining Amount as of the Date of this Financial Report
4th Resolution	Delegation of authority to the Board of Directors to decide either on the issuance of shares and/or securities giving immediate or future access to the capital or entitling the holder to a debt security, with cancellation of shareholders' preferential subscription rights in favor of categories of beneficiaries	**Nominal amount** (capital increases): **€38,000,000** (bonds and other debt securities giving access to the share capital): **€40,000,000** within the limit of the overall ceiling set by the 9th Resolution (the "Overall Ceiling")	At least equal to 75% of the volume-weighted average share price over the five (5), ten (10), or fifteen (15) trading days preceding the date of determination	18 months	No	**Nominal amount** (capital increases): **€38,000,000** (bonds and other debt securities giving access to capital): **€40,000,000**
5th Resolution	Delegation of authority to be granted to the Board of Directors to decide on the issuance of shares and/or securities giving immediate or future access to the share capital or entitling the holder to a debt instrument, with cancellation of shareholders' preferential subscription rights, in favor of a category of persons undertaking to subscribe for the Company's equity securities on a firm commitment basis in the context of an equity financing line.	**Nominal amount** (capital increases): **€38,000,000** (bonds and other debt securities giving access to the share capital): **€40,000,000** within the limit of the overall ceiling set by the 9th Resolution (the "Overall Ceiling")	At least equal to 75% of the volume-weighted average share price over the five (5), ten (10), or fifteen (15) trading days preceding the date of determination	18 months	No	**Nominal amount** (capital increases): **€38,000,000** (bonds and other debt securities giving access to capital): **€40,000,000**
6th Resolution	Delegation of authority to be granted to the Board of Directors to decide on the issuance of shares and/or securities giving immediate or future access to the share capital or entitling the holder to a debt instrument, with cancellation of shareholders' preferential subscription rights, through an offer to qualified investors or to a restricted circle of investors as defined in paragraph II of Article L. 411-2 of the French Monetary and Financial Code (private placement), and within the limit of 20% of the share capital per year.	**Nominal amount** (capital increases): **€38,000,000** (bonds and other debt securities giving access to the share capital): **€40,000,000** within the limit of the overall ceiling set by the 9th Resolution (the "Overall Ceiling")	At least equal to 75% of the volume-weighted average share price over the five (5), ten (10), or fifteen (15) trading days preceding the date of determination	26 months	No	**Nominal amount** (capital increases): **€38,000,000** (bonds and other debt securities giving access to capital): **€40,000,000**

Resolutions of the April 2, 2024 Shareholders' Meeting	Purpose of the Resolution	Maximum Nominal Amount in Euros	Terms for Determining the Issue Price	Duration of the Authorization and Expiry Date	Use	Remaining Amount as of the Date of this Financial Report
7th Resolution	Authorization to be granted to the Board of Directors to increase the number of shares and/or securities giving immediate or future access to the share capital or entitling the holder to a debt instrument, in accordance with the provisions of Article L. 225-135-1 of the French Commercial Code, in the event of the implementation of the delegations of authority referred to in the six previous resolutions (1st to 6th), with or without shareholders' preferential subscription rights, as the case may be ("over-allotment option").	**15% of the initial issuance** (within the limit of the Global Cap))	Issue price based on that of the initial issuance and within a ceiling of 15% thereof.	26 months	No	**15% of the initial issuance**
8th Resolution	Delegation of authority to the Board of Directors to carry out, within the framework of the provisions of Article L. 225-129-1 of the French Commercial Code, a capital increase with cancellation of the preferential subscription rights for the benefit of the Company's employees who are members of an Employee Savings Plan (Plan d'Épargne Entreprise) to be established by the Company under the conditions provided for in Articles L. 3332-18 et seq. of the French Labor Code.	Maximum nominal amount of twenty thousand euros (EUR 20,000)	In accordance with the provisions of Articles L. 3332-18 et seq. of the French Labor Code.	18 months	No	Maximum nominal amount of twenty thousand euros (EUR 20,000)
10th Resolution	Authorization to be granted to the Board of Directors for the purchase by the Company of its own shares in accordance with Article L. 22-10-62 of the French Commercial Code (Share Buyback Program)	10% of the Company's share capital (at any given time)	A maximum of 300% of the offering price of the shares offered to the public in connection with the listing of the Company's shares on a North American stock exchange.	18 months	No	10% of the Company's share capital (at any given time)

Resolutions of the April 2, 2024 Shareholders' Meeting	Purpose of the Resolution	Maximum Nominal Amount in Euros	Terms for Determining the Issue Price	Duration of the Authorization and Expiry Date	Use	Remaining Amount as of the Date of this Financial Report
11th Resolution	Authorization to be granted to the Board of Directors to reduce the Company's share capital by cancelling shares acquired under any share buyback program.	10% of the Company's share capital over a twenty-four (24) month period	-	18 months	No	10% of the Company's share capital over a twenty-four (24) month period

4. CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH IFRS FOR THE YEAR ENDED DECEMBER 31, 2024

Consolidated financial statement

(amounts in thousands of euros)	NOTES	2022	2023	2024
ASSETS				
Patents and software	4	2,655	2,637	2,611
Property, plant and equipment	5	584	315	231
Other non-current financial assets	6, 10	173	158	135
Total non-current assets		**3,411**	**3,110**	**2,977**
Other receivables and prepaid expenses	8, 10	6,934	2,916	3,657
Other current financial assets	7	590	368	190
Cash and cash equivalents	9, 10	11,053	5,567	78
Total current assets		**18,576**	**8,850**	**3,925**
TOTAL ASSETS		**21,987**	**11,960**	**6,902**
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)				
Shareholder's equity				
Share capital	11	47,660	2,081	734
Premiums related to the share capital	11	(1,588)	13,483	15,294
Treasury shares	11	(21)	(12)	(10)
Foreign currency translation adjustment		(25)	(25)	69
Reserves - attributable to the owners of the parent		(23,689)	(2,357)	(15,371)
Net loss - attributable to the owners of the parent		(24,216)	(17,026)	(10,384)
Shareholder equity - attributable to the owners of the parent		**(1,879)**	**(3,857)**	**(9,668)**
Non-controlling interests		(32)	(32)	(34)
Total shareholder equity (deficit)		**(1,911)**	**(3,889)**	**(9,702)**
Liabilities				
Employee benefit obligations	14	183	237	239
Non-current financial liabilities	10, 13	4,367	3,247	757
Non-current derivative financial instruments	13	-	-	-
Total non-current liabilities		**4,551**	**3,484**	**997**
Current financial liabilities	10, 13	10,213	5,023	9,085
Provisions	15	75	223	201
Trade payable	10, 16.1	6,940	5,392	4,280
Tax and social liabilities	16.2	1,780	1,348	1,663
Current derivative financial liabilities	13	13	1	
Other creditors and miscellaneous liabilities	16.3	328	378	379
Total current liabilities		**19,348**	**12,365**	**15,608**
TOTAL LIABILITIES		**21,987**	**11,960**	**6,902**

Consolidated statement of income (loss)

(Amounts in thousands of euros, except share and per share data)	NOTES	2022 12 months	2023 12 months	2024 12 months
Revenues		—	—	—
Cost of sales		—	—	—
Gross margin		**—**	**—**	**—**
Research and development expenses, net	17.1	(16,034)	(8,845)	(3,383)
General and administrative expenses	17.2	(7,237)	(5,488)	(5,117)
Operating loss		**(23,272)**	**(14,333)**	**(8,500)**
Financial expenses		(2,564)	(1,633)	(1,702)
Financial income		983	269	306
Amortized cost and fair value changes of the debt bonds	13.2	637	(1,330)	(489)
Net financial expense	**18**	**(944)**	**(2,694)**	**(1,885)**
Loss before taxes		**(24,216)**	**(17,026)**	**(10,384)**
Income taxes benefit		—	—	-
Net loss		**(24,216)**	**(17,026)**	**(10,384)**
Attributable to the owners of the parent		*(24,216)*	*(17,026)*	*(10,379)*
Non-controlling interests		*-*	*-*	*(6)*
Basic and diluted weighted average number of shares outstanding		437,098	1,357,685	5 192 068
Basic loss per share (€/share)	**20**	**(55.40)**	**(12.54)**	**(2,00)**
Diluted loss per share (€/share)	**20**	**(55.40)**	**(12.54)**	**(2,00)**

(Amounts in thousands of euros)	2022 12 months	2023 12 months	2024 12 months
Net loss for the year	**(24,216)**	**(17,026)**	**(10,384)**
Items that will not be reclassified to profit or loss			
Actuarial gains and losses	80	1	59
Items that will be reclassified to profit or loss			
Foreign currency translation adjustment	48	(1)	35
Other comprehensive income items	**128**	**-**	**(94)**
Total other comprehensive profit or loss	**(24,089)**	**(17,026)**	**(10,290)**
Attributable to the owners of the parent	*(24,089)*	*(17,026)*	*(10,284)*
Non-controlling interests		*-*	*(6)*

Statement of consolidated shareholder equity variation

(amounts in thousands of euros, except share data)	NOTES	Capital	Additional paid-in capital	Reserves and income	Conversion reserve	Share-based payment	Impact of separate accounting for convertible and non-convertible bonds	Own shares	Shareholder equity - attributable to Biophytis shareholders	Non-controlling interests	Shareholder equity
On December 31, 2021		**27,191**	**27,781**	**(58,852)**	**(72)**	**8,942**	**897**	**(51)**	**5,835**	**(32)**	**5,803**
Net loss for the period				(24,216)					(24 216)	(0)	(24 216)
Other comprehensive profit or loss				80	48				128	-	128
Total other comprehensive profit or loss		**-**		**(24,136)**					**(24,089)**	**(1)**	**(24,089)**
Bond conversion		18,638	(7,798)	-	-	-	-	-	10,840	-	10,840
Share capital increase				-	-	-	-	-	-		-
Exercise of warrants		1,831	(1,823)	-	-	-	-	-	8	-	8
Allocation of premiums to retained earnings		-	(19 748)	19,748	-	-	-	-	-	-	-
Treasury shares net movements		-	-	-	-	-	-	30	30	-	30
Share-based payments		-	-	(71)-	-	-	-	-	(71)	-	(71)
Buyback of Securities Delivered to NEGMA		-	-	-	5,567	-	-	-	5,567	-	5,567
On December 31, 2022		**47,660**	**(1,588)**	**(63,312)**	**(25)**	**14,510**	**897**	**(21)**	**(1,880)**	**(32)**	**(1,912)**
Net loss for the period		-	-	(17,026)	-	-	-	-	(17,026)	0	(17,026)
Other comprehensive profit or loss				1	(1)	-	-	-	1	-	1
Total other comprehensive profit or loss				**(17,025)**	**(1)**				**(17,026)**	**0**	**(17,026)**
Bond conversion		16,772	(8,929)						7,843		7,843
Share capital increase		1,963	3,577						5,541		5,541
Exercise of warrants		849	1,297						2,146		2,146
Capital reduction		(65,163)		65,163					-		-
Net movements in treasury shares								10	10		10
Net gains and losses on treasury shares				(17)					(17)		(17)
Retained earnings reclassified to share premium			20,428	20,428					-		-
Share-based payments						812			812		812
Other changes impacting equity					17				17		17
Share issuance costs				(1 303)					(1,303)		(1,303)
On December 31, 2023		**2,081**	**13,483**	**(35,602)**	**(25)**	**15,322**	**896**	**(12)**	**(3,857)**	**(32)**	**(3,889)**
Results 2024		-	-	(10,379)	-	-	-	-	(10,379)	(6)	(10,384)
Other elements of global results		-	-		94	-	-	-	94	-	94
Global Results		**2,081**	**13,483**	**(45,981)**	**69**	**15,322**	**896**	**(12)**	**(14,142)**	**(38)**	**(14,180)**
Bond conversion	11	1,885	1,840						3,725		3,725
Share capital increase	11										
Exercise of warrants	11	40	(30)	(3)					7		7
Capital reduction	11	(3,272)		3,272							
Share-based payments	12.4					739			739		739
Net Movements in Treasury Shares								2	2		2
Other changes impacting equity										4	4
On December 31, 2024		**734**	**15,294**	**(42,712)**	**69**	**16,061**	**896**	**(10)**	**(9,668)**	**(34)**	**(9,702)**

Consolidated cash flow statement

(amounts in thousands of euros)	NOTES	12/31/2022 12 months	12/31/2023 12 months	12/31/2024 12 months
Cash flow from operating activities				
Net income		**(24,216)**	**(17,026)**	**(10,384)**
Elimination of depreciation on fixed assets	4,5	484	803	298
Provisions, net of reversals	14,1514,15	(89)	(72)	24
Share-based payment costs	12.4	5,567	812	739
Gross interest paid		1,853	1;022	770
		-	-	
Change in fair value of debt	13.2	(637)	1,330	40
Net financial indemnities Negma	13.2	(1,000)		
Discounting advances	13.1	22	12	3
Amortized cost of non-convertible bonds and the debt component of convertible bonds	13.2	364	272	450
Cash flow from operating activities before changes in working capital		**(17,652)**	**(12,847)**	**(8,060)**
(-) Change in working capital (net of impairment of trade receivables and inventories)		**(1,335)**	**(26)**	**(583)**
Increase (decrease) in Other non-current financial assets		-	14	
Increase (decrease) in other receivables		(398)	1,670	(1,363)
(Increase) decrease in trade accounts payable		(665)	1,328	501
(Increase) decrease in tax and social security liabilities		(219)	(432)	279
(Increase) decrease in other creditors and accrued liabilities		(53)	50	
Cash flow from operating activities		**(18,988)**	**(12,873)**	**(8,643)**
Cash flow from investment operations				
Acquisition of intangible assets and property, plant and equipment	4,5	(141)	(220)	10
Interest on investment account				
Subscription of term deposits classified as other current & non-current financial assets (2)	7	110		
Decrease (increase) in term deposits classified as other current financial assets		14	590	
Cash flow related to investment operations		**(17)**	**370**	**10**
Cash flow related to financing operations				
Capital increase	11		5,541	
Expenses relating to capital increase	11		(1,303)	
Net Negma indemnities received	13.2	1,000		
Exercise of 'BSA' warrants and 'BSPCE' warrants		6	2,146	
BSA warrant subscription				
Payment of CIR (Research tax credit) pre-financing net of deposit	13.3	1,834	1,098	676
Repayment of CIR (Research tax credit) pre-financing net of deposit		(3,450)		(89)
Payment/Repayment of repayable advances	13.1	4		75
Repayment of repayable advances		(224)	(220)	
Receipt of grants		204		
Loan repayments		(1,844)	(1,262)	(796)
Gross interest paid		(662)	(460)	(508)
Conversion resulting in a cash outflow	13.2			
Issue of convertible and non-convertible bonds	13.2	9,510	1,890	4,000
Bond issue costs	13.2		(121)	(163)
Subscription of term deposits classified as other current and non-current financial assets				2
Changes in current bank overdrafts				2
Repayment of leasing obligation debt	13.3	(244)	(283)	(53)
Cash flow related to financing operations		**6,134)**	**7,027**	**3,143**
Impact of exchange rate fluctuations		(3)	(9)	(1)
Increase (decrease) in cash flow		**12,873)**	**(5,485)**	**(5,492)**
Opening cash and cash equivalents		23,926	11,053	5,570
End of year cash and cash equivalents		11,053	5,570	78

Notes to the consolidated financial statements

(Unless otherwise indicated, the consolidated financial statements are presented in thousands of euros. Certain amounts may be rounded up for the purpose of calculating the financial information contained in the consolidated financial statements. As a result, the totals in some tables may differ slightly to the sum of the preceding figures).

Note 1: General information about the Company

Founded in September 2006, Biophytis SA is a clinical-stage biotechnology company specializing in the development of treatments aimed at slowing down the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases.

Biophytis is a limited company (société anonyme) subject to French law, with its registered office at 14, avenue de l'Opéra, 75001 Paris, France (Company registration number: 492 002 225 RCS PARIS).

The Company's standard shares are listed on Euronext Growth Paris (Mnemo: ALBPS-ISIN: FR0012816825). The ADSs (American Depositary Shares) have been listed on the Nasdaq Capital Market since February 10, 2021 under the symbol "BPTS".

On April 24, 2024, the Company announced that it had received a notice from Nasdaq informing it that the Nasdaq Hearings Panel (the "Panel") had decided to delist the Company's securities from Nasdaq due to non-compliance with the equity requirements set forth in Listing Rule 5550(b). Following the Panel's decision, Nasdaq suspended trading of the Company's American Depositary Shares ("ADSs") effective Friday, April 26, 2024, and on June 26, 2024, after the expiration of the applicable appeal and review periods, Nasdaq filed a Form 25 with the Securities and Exchange Commission (the "SEC") to formally delist the ADSs from Nasdaq.

Biophytis and its subsidiaries are hereinafter referred to as "Biophytis" or the "Company".

The consolidated financial statements of Biophytis for the year ended December 31, 2024, or the "Financial Statements", were prepared under the responsibility of the Company's management and were approved and authorized for issue by the Company's Board of Directors on July 9, 2025. The accounts will also be submitted to the Annual General Meeting for approval.

Note 2: Notable events

2.1. Research and development activity

During fiscal year 2024, the Company continued the development of its main clinical and preclinical programs centered around BIO101 (20-hydroxyecdysone), formerly known as Sarconeos (BIO101).

2.1.1. SARA and COVA Programs (Development of BIO101 in Sarcopenia and Severe Forms of COVID-19)

Over the past years, the Company achieved significant results demonstrating efficacy in patients suffering from sarcopenia and severe COVID-19, along with favorable safety data in these frail populations. Advancement of both SARA and COVA programs now requires the initiation of long, capital-intensive Phase 3 clinical trials. The Company is actively seeking pharmaceutical partnerships under co-development and licensing agreements to support these efforts.

Following the agreement signed with Blanver in June 2024 for the Latin American market, Biophytis is now focusing on identifying potential partners in the Asia region. Sarcopenia is highly prevalent in Asia, particularly in China and Japan, where nearly 38 million individuals over the age of 65 are affected. This population is expected to grow at a rate exceeding 5% annually by 2030, making this region a highly attractive target market.

2.1.2. OBA Program – Development of BIO101 in Obesity

In April 2024, Biophytis announced the launch of its new COVA-based program using BIO101 (20-hydroxyecdysone) in the indication of obesity.

Obesity treatment often results in unintended loss of muscle mass and function, especially when combined with dietary restrictions and GLP-1 receptor agonists (GLP-1 RAs), which are highly effective weight-loss agents. Up to 40% of total weight loss under GLP-1 RAs may come from muscle tissue, posing significant concern given the essential role of skeletal muscle in both mobility and metabolic regulation.

By 2030, over 15 million U.S. adults are expected to be treated with anti-obesity medications, representing 13% of the adult population. With the market valued at USD 6 billion in 2023 and a projected CAGR of 42%, the global obesity treatment market is forecasted to reach USD 100 billion by 2030 (source: Goldman Sachs Research).

BIO101 (20-hydroxyecdysone), a first-in-class orally administered MAS receptor activator, has shown beneficial metabolic effects on skeletal muscle and adipose tissue in preclinical obesity models. These effects could improve mobility and muscle strength in obese and sarcopenic patients, as suggested by data from the Phase 2 SARA-INT study.

Additionally, 20-hydroxyecdysone has already been tested in overweight or obese individuals under caloric restriction in the Quinolia study, demonstrating promising outcomes on muscle strength and fat mass reduction.

To confirm BIO101's potential in mitigating the loss of muscle function associated with rapid weight loss, the Company plans to initiate a Phase 2 clinical trial (OBA study). This trial will assess the efficacy and safety of BIO101 in overweight and obese patients undergoing GLP-1 RA treatment combined with a hypocaloric diet. This will be a randomized, double-blind, placebo-controlled trial involving 164 participants with a BMI ≥30 (obese) or BMI ≥27 with comorbidities (e.g., diabetes, hypertension), recruited at the start of their GLP-1 RA treatment.

The study will administer 350 mg BID of BIO101 (as used in prior Phase 2 trials) for 21 weeks. The primary efficacy endpoint will be muscle strength, assessed via knee extension. Key secondary endpoints include the 6-minute walk test, stair-climbing test, lean mass-adjusted strength, appendicular lean mass, fat mass, plasma biomarkers, and various patient-reported outcomes (PROs).

On July 11, 2024, BIOPHYTISHYTIS announced that it had received Investigational New Drug (IND) clearance from the U.S. Food and Drug Administration (FDA) for this Phase 2 OBA trial. Study initiation is anticipated in the second half of 2025 in the U.S., with potential expansion to Europe and Brazil. Preliminary efficacy results are expected by the end of 2026. The Company is actively pursuing financing and partnership opportunities to conduct this study.

Additionally, on April 15, 2024, the Company filed a new patent application covering the use of BIO101 in obesity, which could extend market exclusivity in this indication through 2044.

2.2. Financing

During the fiscal year, the Company did not carry out any capital increases through public market offerings. Instead, it continued to utilize the convertible bond financing facility established with Atlas in 2021. As of the first quarter of 2024, total drawdowns under this facility amounted to €4 million.

2.2.1. Issuance of Convertible Bonds

The convertible bond agreement with Atlas was originally set to expire on June 14, 2024. This agreement provided for the issuance of up to 1,280 bonds with an option for cash settlement and/or conversion into new or existing shares (ORNANE), in eight successive tranches of €4 million each.

On June 14, 2024, the Company extended the ATLAS 2021 agreement for an additional two years, through June 14, 2026. Under this amendment, Biophytis may issue convertible bonds for a maximum total amount of €16 million, in tranches of up to €2 million each. In order to limit the potentially dilutive effect of the financing, a new tranche may only be drawn if the outstanding amount of convertible debt held by Atlas at the time of the drawdown does not exceed €2 million. It should be noted that since the last €2 million convertible bond issued in January 2025, the Company no longer has the ability to issue new convertible bonds under contract.

In the first quarter of 2024, the Company issued the fourth tranche of 160 ORNANE bonds, with the first half effectively received in early January 2024 and the second half issued in February 2024. The net proceeds amounted to €3.8 million.

On June 14, 2024, the Company completed a final drawdown of €500 thousand, corresponding to 20 ORNANE bonds. On that occasion, the Company also paid €500 thousand in fees related to the renewal of the Atlas financing facility. Since this final drawdown, and in connection with the financial debt restructuring completed on January 8, 2025 (see section 2.3.1), the Company no longer has the ability to make any further drawdowns under this facility.

During fiscal year 2024, part of the bond debt was reduced following the conversion of 136 ORNANE bonds for a face value of €3.4 million.

As of December 31, 2024, the outstanding bond debt amounted to €2.050 million, corresponding to 82 ORNANE bonds.

2.2.2. Research Tax Credit (CIR) Pre-financing

In December 2024, the Company arranged for the early financing of a portion of its 2024 Research Tax Credit (Crédit d'Impôt Recherche – CIR) in the amount of €675 thousand. This advance will be repaid once the French government reimburses the 2024 CIR receivable, which amounts to €1,141 thousand. The interest and fees related to this pre-financing totaled €117 thousand.

2.3. Post-balance sheet events

2.3.1. Refinancing Operation through a Capital Increase

On January 8, 2025, the Company announced a refinancing operation with a target total amount of €8.6 million. This operation aims to strengthen its financial structure through the arrival of new investors and to initiate the OBA Phase 2 study in the United States. The transaction combines a €2.5 million cash injection and a debt-to-equity conversion of up to €6.1 million to reinforce the Company's balance sheet. Prior to the transaction, the Company's Board of Directors resolved to reduce the nominal value of its shares to ten-euro cents (€0.10). The funds raised will be used to support development programs in obesity and to seek new pharmaceutical partners for the co-development of BIO101.

The transaction consists, in detail, on the one hand, of a cash contribution of €2.5 million (€0.5 million from new investors and the CEO through a reserved capital increase, and €2 million from convertible bonds (ORNANE) issued to Atlas, subject to a 9-month lock-up, thereby terminating the 2024 ORNANE agreement); and on the other hand, of a debt-to-equity conversion for a maximum amount of €5.7 million by funds and accounts managed by BlackRock [Kreos funds] (up to €2.8 million) and Atlas Capital (up to €2.9

million), provided that they hold no more than 9.99% and 24.99% of the share capital at any given time, respectively. As of June 30, 2025, the amount of debt converted into equity amounts to €1.6 million.

The capital increases and debt conversions were executed at a pari passu price of €0.30 per share. The newly issued shares are subject to an orderly sale agreement and lock-up, involving a third-party agent to manage their sales after a 9-month lock-up period for 70% of them

2.3.2. Private Placement on March 26, 2025

On March 26, 2025, the Company announced the successful completion of a private placement totaling approximately €2.6 million.

The Private Placement, totaling €2,599,979.72 (including share premium), was carried out through the issuance, without preferential subscription rights and without a priority period, of (i) 4,307,614 new ordinary shares of the Company (the "New Shares"), each paired with one stock warrant ("BSA" and, together with the associated New Share, an "ABSA", with a unit value of €0.26), and (ii) 5,692,308 prefunded stock warrants of the Company (the "Prefunded Warrants"), each paired with one BSA (collectively a "Prefunded Unit", with a unit value of €0.25), within the framework of a capital increase without preferential subscription rights for a specific investor category as defined in the third resolution of the Company's Combined General Meeting on April 2, 2024 (the "General Meeting"), in accordance with Article L. 225-138 of the French Commercial Code (the "Private Placement").

The gross proceeds include €2 million from Armistice and approximately €0.6 million from a limited number of other qualified investors.

The settlement and delivery of the new shares and the stock warrants occurred on March 28, 2025.

2.3.3. Suspension of Trading

On June 19, 2025, the Company announced the temporary suspension of the trading of its shares by Euronext, due to the non-publication of the annual financial report for the fiscal year ended December 31, 2024.

Note 3: Accounting principles, rules and methods

3.1. <u>Financial statement preparation principle</u>

Unless otherwise indicated, the consolidated financial statements are presented in thousands of euros. Certain amounts may be rounded up for the purpose of calculating the financial information contained in the consolidated financial statements. As a result, the totals in some tables may not correspond exactly to the sum of the preceding figures.

Declaration of conformity

In accordance with European Regulation No. 1606/2002 adopted on July 19, 2002, by the European Parliament and the Council, the Group's consolidated financial statements for fiscal year 2024 have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union as of the date of preparation of these financial statements.

The IFRS framework as adopted by the European Union differs in certain respects from the IFRS standards issued by the International Accounting Standards Board (IASB). However, the Group has ensured that the financial information for the periods presented would not have been materially different had it applied IFRS as issued by the IASB.

The reference system adopted by the European Commission can be consulted on the following website: https://eur-lex.europa.eu/legal-content/FR/TXT/?uri=LEGISSUM%3Al26040

The accounting principles and methods applied for the consolidated financial statements for the year ended December 31, 2024 are identical to those used in the consolidated financial statements for the year ended December 31, 2023, and comply with the IFRS standards, amendments and interpretations as adopted by the European Union and the IASB, mandatory for financial years beginning on or after January 1, 2024 (and which had not been applied early by the Group), namely:

Standard	Name
IFRS 17 and amendments to IFRS 17	Insurance Contracts, including amendments published on June 25, 2020 – Initial Application of IFRS 17 and IFRS 9 – Comparative Information
Amendments to IAS 8	Definition of Accounting Estimates
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies
Amendments to IAS 12	Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction
Amendments to IAS 12	International Tax Reform – Pillar Two Model Rules
Amendment to IAS 1 (Effective Date: January 1, 2024 – IASB & EU)	Classification of Liabilities as Current or Non-current
Second Amendment to IAS 1 (Effective Date: January 1, 2024 – IASB & EU)	Non-current Liabilities with Covenants
Amendment to IFRS 16 (Effective Date: January 1, 2024 – IASB & EU)	Lease Liability in a Sale and Leaseback
Amendments to IAS 7 and IFRS 7 (Issued May 2023, Effective Date: January 1, 2024 – IASB & EU)	Supplier Finance Arrangements

The application of these standards, amendments and interpretations has no material impact on the Group's consolidated financial statements.

In addition, the other standards, amendments or interpretations published respectively by the IASB and the IFRIC (International Financial Reporting Interpretations Committee) and adopted by the European Union on December 31, 2024 but whose mandatory application is subsequent to the financial year beginning January 1, 2024 have not been applied early by the Group: amendments to IFRS 16 (lease liabilities relating to a sale and leaseback), amendments to IAS 1 (classification of liabilities as current and non-current), and amendments to IAS 21 (absence of exchangeability).

Going concern

Since its inception, the Company has operated at a loss and has generated negative cash flows. As of the date of approval of these financial statements, its cash and cash equivalents are not sufficient to fund the Company's operations over the next 12 months.

In this context, the Company will require significant new financing to continue the development of its drug candidates. The exact extent of these financing needs is difficult to estimate and will depend on numerous factors, some of which are beyond the Company's control. These uncertainties include, but are not limited to:

- The Company's ability to successfully conduct clinical trials, including its ability to recruit patients for these trials in a timely manner;

- The evolution of the regulatory environment, particularly with respect to obtaining marketing authorization; and

- The approval of competing drugs on the market, which could potentially reduce the attractiveness of its drug candidates.

As part of its ongoing cost-efficiency strategy, the Company has implemented a cost-saving plan and a structural adjustment of its operating expenses in line with available resources. At the same time, the

Company is negotiating extended payment terms with its service providers and creditors in order to extend its cash runway. Additionally, the Company has initiated several steps to restructure its financial debt.

Accordingly, on January 8, 2025, the Company announced a refinancing operation resulting in a €2.5 million cash injection, and on March 26, 2025, the Company announced the successful completion of a €2.6 million private placement. With the receipt of these funds and based on the Company's current operations, plans, and assumptions reviewed by the Board of Directors on June 26, 2025, the Company believes it has sufficient cash and cash equivalents to fund its operations through September 2025.

Beyond that date, if the Company is unable to fund its growth through partnership agreements, it will be dependent on other sources of financing, including capital raises or the pursuit of grants.

Given the Company's current cash position and the uncertainty regarding the realization of new short-term financing sources, the Company concludes that t significant uncertainty exists that may cast doubt on its ability to continue as a going concern for at least 12-month horizon from the date the financial statements were approved.

As a result, the Company may be unable to realize its assets and settle its liabilities in the normal course of business.

Based on these elements, the Board of Directors has adopted the going concern assumption in preparing the financial statements.

Use of judgments and estimates

The preparation of financial statements requires that the management makes reasonable estimates and assumptions based on the information available at the date that the financial statements are finalized. These estimates and assumptions may affect the values of assets, liabilities and expenses given in the financial statements, and the disclosure of contingent assets and liabilities when the financial statements are reviewed.

These estimates are based on the going concern assumption and are prepared using the information available at the time of preparation. They are continuously assessed on the basis of past experience and various other factors deemed reasonable and form the basis for assessments of the accountable values of assets and liabilities. Estimates may be revised if the circumstances on which they were based change or if new information becomes available. Actual results could differ materially from these estimates depending on different assumptions or conditions.

The main judgments and estimates made by the Company's management relate in particular to:

- The definition of the fair value of share-based payments, including stock subscription warrants ("BSA"), warrants to purchase shares in business creators ("BSPCE") and bonus shares ("AGA") granted to employees, directors and external service providers. This is based on the Black & Scholes option pricing model, which takes into account assumptions on complex and subjective variables. These variables include the value of the shares, the expected volatility of the share value over the life of the instrument, and the current and future behavior of the holders of these instruments. There is a high inherent risk of subjectivity when using an option pricing model to measure the fair value of share-based payments in accordance with IFRS 2 Share-based Payment standard. The valuation assumptions used are presented in Note 12.

- The definition of the fair value of convertible bonds and non-convertible bonds issued to Kreos with attached stock warrants. The definition of the fair value of the derivative liabilities related to the conversion option granted to Kreos and the warrants issued in favor of Kreos is based on the Black & Scholes option valuation model, which takes into account assumptions on complex and subjective variables. These variables include the value of the Company's shares, the expected volatility of the share price over the life of the instrument, and the present and future behavior of the holders of these instruments. There is a high inherent risk of subjectivity arising from the use of an option pricing model to define the fair value of derivative liabilities and equity instruments in accordance with IAS 32 Financial Instruments - Presentation ("IAS 32") and IFRS 9. The fair value of the debt component of convertible bonds was determined by discounting future cash flows at a market rate (unobservable data). The valuation assumptions used are presented in Note 13.2.

- The definition of the fair value of Atlas bonds convertible into ordinary shares and/or redeemable in cash. This is based on the binomial option pricing model and the Longstaff Schwartz model, respectively, which take into account unobservable assumptions and variables. These variables include the value of the Company's securities, the expected volatility of the share price over the expected life of the instrument, and the present and future behavior of the Company and the holders of these instruments. There is an inherent high risk of subjectivity arising from the use of an option pricing model to define the fair value of convertible bonds in accordance with IFRS 9 and IAS 32. The valuation assumptions used are presented in Note 13.2.

- The definition of the amount of deferred tax assets that can be recognized in the financial statements. This requires management to make estimates both of the period over which losses carried forward will be used up, and of the level of future taxable profits, in the light of tax management strategies. The accounting principles applied by the Company regarding the recognition of deferred tax assets are specified in Note 3.19.

3.2. Consolidation scope and method

The scope of consolidation included the following companies on December 31, 2024:

- Instituto Biophytis Do Brasil, a 94.6%-owned Brazilian company registered in the state of Sao Paulo; and

- Biophytis Inc., a 100%-owned US company registered in Delaware.

As the Company controls its two subsidiaries, they are fully consolidated.

Group companies close their accounts on December 31 of each year. Intra-group transactions and balances are eliminated. Subsidiary financial statements are prepared for the same reference period as those of the parent company, using consistent accounting policies.

3.3. Foreign currency translation

For each entity, Group entities decide on a functional currency, and items included in the financial statements of each entity will be measured using that functional currency.

The Company's financial statements are drawn up in euros (€), which is its presentation currency.

3.3.1. Accounting for foreign currency transactions

Transactions in foreign currencies are translated into the company's functional currency of each entity at the exchange rate prevailing on the transaction date. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into the functional currency using the exchange rate for that date.

Gains and losses arising from the translation of monetary items correspond to the difference between the amortized cost denominated in the functional currency at the start of the period, adjusted for the impact of the effective interest rate and payments over the period, and the amortized cost denominated in the foreign currency translated at the exchange rate on the balance sheet date.

3.3.2. Translation of foreign subsidiary financial statements

The financial statements of entities whose functional currency is not the euro are translated as follows:

- Assets and liabilities are translated at the year-end rate;

- income statement items are translated using the average exchange rate for the period, as long as this rate is not altered by significant changes in exchange rates; and

- Equity items are translated at historical rate.

Exchange differences arising on translation for consolidation purposes are recognized in other elements of comprehensive income and stored in shareholder equity under "Translation reserve".

The exchange rates used to prepare the consolidated financial statements are as follows:

EXCHANGE RATES	Closing rate		Average rate	
(currency for €1)	12/31/2023	12/31/2024	2023	2024
BRL	5.36	6.425	5.40	5,827
USD	1.11	1.039	1.08	1.081

3.4. Intangible assets

3.4.1. Research and development costs

Research and development costs are accounted for as incurred. Costs incurred on development projects are included as intangible assets when the following criteria are met:

- It is technically possible to complete the intangible asset such that it can be available for use or sale;

- Management plans to complete, use or sell the intangible asset;

- The intangible asset can be used or sold;

- It can be demonstrated that the intangible asset is likely to generate future economic benefits;

- Adequate technical, financial and other resources are available for the full development, use or sale of the intangible asset;

- The expenditure attributable to the intangible asset during its development can be reliably measured.

In the opinion of the Company's management, and due to the uncertainties inherent in the development of the Company's drug candidates, the criteria required for development costs to be recognized as an asset, as defined by IAS 38, "Intangible Assets", are not met.

3.4.2. Patents and software

Costs relating to the acquisition of patents and software are capitalized on the basis of the costs incurred to acquire the patents and software concerned.

3.4.3. Amortization period and expense

Where intangible assets have a finite useful life, amortization is calculated on a straight-line basis over this period, i.e.:

Items	Amortization period
Development costs	Estimated useful life of the project
Purchased patents	Estimated useful life of patents
Metabrain	*19 years*

Iris Pharma	*20 years*
Stanislas Veillet (BIO101)	*19 years*
Software	3 to 5 years

Amortization of intangible assets is accounted for in the consolidated income statement under:

- "General and administrative expenses" for amortization of software; and

- "Research and development costs" for amortization of patents

The value of intangible assets is tested whenever there is a risk of impairment. Quantitative and qualitative indicators are reviewed at each balance sheet date, the main ones being those relating to the development of the R&D portfolio, pharmacovigilance, patent disputes and the arrival of competing products. If there is any internal or external indication of impairment, Biophytis assesses the asset's recoverable value. The test consists of comparing the net book value of these assets with their recoverable value. When the book value of an asset exceeds its recoverable value, an impairment loss is included to account for the difference.

3.5.   Property, plant and equipment

Property, plant and equipment are valued at acquisition cost (purchase price plus incidental expenses) or at the Company's production cost.

Assets are depreciated on a straight-line basis over their estimated useful lives:

Items	Amortization period
General fixtures and fittings	3 to 15 years
Plant, machinery and equipment	5 to 7 years
Office and computer equipment	3 to 5 years
Furniture	3 to 5 years
Transport equipment	3 to 5 years

Amortization of property, plant and equipment is accounted for in the consolidated income statement under :

- "General and administrative expenses" for the amortization of fixtures and fittings, office and computer equipment and furniture; and

- "Research and development costs" for the amortization of laboratory equipment.

3.6.   Lease contracts

Items financed by leases as defined by the IFRS 16 standard concerning leases that do not meet the accounting exemption criteria for the lessees (leases of "low-value" assets and short-term leases of less than 12 months) are accounted for as assets in the financial position statement. The corresponding debt is recorded under "Liabilities".

Payments made for leases that meet the exemption criteria are accounted for as expenses in the income statement on a straight-line basis over the term of the contract.

Rights of use are amortized on a straight-line basis over the lease term.

3.7. Recoverable value of non-current assets

Amortized assets are tested for impairment whenever there is an internal or external indication that an asset may be impaired. Impairment indicators include the following:

- Mixed or negative results from preclinical and clinical trials;
- Significant delays or non-compliance with clinical trial development schedules.

3.8. Financial assets

In accordance with IFRS 9, the Company's financial assets are classified in two categories based on their nature and holding intention:

- Financial assets at fair value through profit or loss; and
- Financial assets at amortized cost.

All financial assets are initially accounted for at fair value plus acquisition costs. All purchases and sales of financial assets are accounted for on the settlement date.

Financial assets are removed from the accounts when the rights to receive cash flows from them expire, or when they have been sold and the Company has transferred the majority of the risks and benefits of ownership.

Financial assets linked to guarantee deposits and the corresponding financial liabilities are presented separately in accordance with IAS 32.

3.8.1. Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are made up of cash and cash equivalents.

Gains or losses arising from changes in the value of "financial assets at fair value through profit or loss" are presented under "financial income" in the income statement for the period in which they occur.

Other assets may also be voluntarily classified in this category if the criteria are met, in accordance with IFRS 9.

3.8.2. Financial assets at amortized cost

Financial assets at amortized cost are largely made up of non-current financial assets and other loans and receivables. They are valued at their amortized cost using the effective interest rate method, adjusted for expected credit losses.

3.8.3. Impairment of financial assets at amortized cost

A financial asset is impaired using the expected loss method, taking into account any default during the asset's holding period. Expected losses are accounted for in the financial position statement. Impairment is accounted for in the consolidated income statement.

3.9. Cash and cash equivalents

Cash and cash equivalents accounted for in the statement of financial position are made up of available cash at bank and in hand as well as short-term deposits with initial maturities of less than three months.

Cash equivalents are readily convertible to a known amount of cash and are subject to an insignificant risk of change in value. They are held for the purpose of meeting short-term cash commitments. They are valued at fair value, with changes in value accounted for as "financial income".

3.10. Fair value of financial instruments

Borrowings (excluding derivatives and convertible bonds) are initially accounted for at fair value less any transaction costs and subsequently valued at their amortized cost using the effective interest method.

The convertible bonds issued have been valued at fair value through profit or loss in accordance with IFRS 9.

The fair value of trade receivables and payables is equivalent to their balance sheet value, given the very short payment terms of these receivables. The same applies to other current receivables and payables.

The Company has defined three categories of financial instruments based on their valuation methods, and uses this classification to present some of the disclosures required by IFRS 7 *Financial instruments - disclosures*:

- Level 1: financial instruments listed on an active market;

- Level 2: financial instruments whose valuation methods are based on observable data;

- Level 3: financial instruments whose valuation methods are based in whole or in part on unobservable data. Unobservable data is defined as data the value of which is based on assumptions or correlations that are neither based on observable market transaction prices for the same instrument, nor on observable market data at the valuation date.

Financial instruments held by the Company and accounted for at fair value through profit or loss are the derivatives and convertible bonds issued to Kreos and Atlas (see Note 12.2), which are classified as level 3.

3.11. Liquidity contract

As part of its listing on the Euronext Growth Paris market, the Company has signed a liquidity contract with a specialist institution to limit the intra-day volatility of Biophytis shares by taking buy and sell positions on the Company's shares. Shares acquired under this contract are accounted for as treasury shares at their acquisition cost. Gains and losses on the sale of treasury shares are accounted for in shareholder equity. The cash reserve related to the liquidity contract is shown under "Other non-current financial assets".

3.12. Public subsidies

3.12.1. Repayable advances

The Company benefits from repayable advances. Details of these aids are provided in Note 13.1.

They are accounted for in accordance with IAS 20 *Accounting for Government Grants and Disclosure of Government Assistance*. Financial advances granted at below-market interest rates are valued at amortized cost in accordance with IFRS 9:

- The interest rate benefit is determined using a discount rate corresponding to a market rate on the grant award date. The amount resulting from the rate advantage obtained on the award of repayable advances is treated as a subsidy recorded as income in the comprehensive income statement; and

- The financial cost of repayable advances, calculated at the market rate, is then recorded as a financial expense.

Subsidies corresponding to the rate advantage are shown as a reduction in the "Research and development" category.

These advances are recorded under "Non-current borrowings" or "Current borrowings", depending on their maturity. If the project fails, the waiver is recorded as a grant.

3.12.2. Grants

Government grants are accounted for when there is reasonable assurance that the entity will comply with the applicable conditions and that the grant will be received.

Operating subsidies are deducted from research and development expenses.

3.12.3. Research tax credit

The Company benefits from certain provisions of the French General Tax Code relating to research tax credits.

The Company benefits from research tax credits for specific projects ("crédit d'impôt recherche", or "CIR"), granted to companies based in France to encourage scientific and technical research. Companies whose expenses meet the required criteria receive a tax credit which (i) may be deducted from the income tax due for the year in which it was granted, as well as for the three following years, or (ii) in certain circumstances, may also be refunded to the Company for its excess share.

If a company meets certain criteria in terms of sales, staff or assets that enable it to be considered a small or medium-sized enterprise as defined by the European Union, it can apply for immediate repayment of the research tax credit. Biophytis meets these criteria.

The Company considers the research tax credit granted by the French government to be a public subsidy, since it is received independently of the Company's tax payments. The Company accounts for this receivable in other current receivables, given the expected repayment period. Research tax credits are deducted from research and development expenses in the consolidated income statement.

The research tax credit is subject to audit by the French tax authorities.

3.13. Other receivables

Other receivables include the nominal value of the research tax credit, which is recorded when the eligible expenses giving rise to the research tax credit have been incurred.

3.14. Capital

Classification as equity depends on a specific analysis of the characteristics of each instrument issued. The Company's standard shares are classified as equity.

Incidental costs directly attributable to the share issue are deducted from shareholder equity, net of tax.

3.15. Share-based payments

Since its creation, the Company has set up several equity-based compensations plans in the form of "stock subscription warrants" ("BSA"), "business creator share subscription warrants" ("BSPCE") or "bonus shares" ("AGA") awarded to employees and Board members.

In application of IFRS 2 *Share-based payment,* the cost of equity-based transactions is accounted for over the period in which the rights to benefit from the equity instruments are attributed to the recipient.

The fair value of warrants granted to employees is determined by applying the Black-Scholes option pricing model. The same applies to options granted to other individuals providing similar services, as their market value cannot be defined.

All the assumptions used to determine the fair value of the programs are described in Note 11.

3.16. Social commitments

The Company's French employees are entitled to the pension benefits set out by French law, including:

- A retirement indemnity paid by the Company on retirement (defined benefit plan); and
- The payment of retirement pensions by Social Security organizations, which are financed by contributions from companies and employees (defined-contribution plans).

Pension plans, similar benefits and other employee benefits that are analyzed as defined benefit plans (plans under which the Company undertakes to guarantee a defined amount or level of benefits) are accounted for in the consolidated statement of financial position on the basis of an actuarial valuation of the obligations at the accounts closing date, less the fair value of the related program assets dedicated to them.

This valuation is based on the projected unit credit method, taking into account staff turnover and mortality estimations. Actuarial gains and losses, if any, are accounted for in "Other comprehensive income".

Company payments for defined contribution plans are accounted for in the income statement for the period to which they relate.

3.17. Provisions

A provision is constituted if, as a result of past events, the Company has a present legal or implicit obligation, the value of which can be reliably estimated, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The amount recorded as a provision corresponds to the best estimate of the expenditure required to settle the present obligation on the balance sheet date.

3.18. Borrowings

Financial liabilities are classified in two categories and include:

- Financial liabilities accounted for at amortized cost and,
- Financial liabilities accounted for at fair value through profit or loss.

3.18.1. Financial liabilities accounted for at amortized cost

Borrowings and other financial liabilities, such as repayable advances, are accounted for at amortized cost, calculated using the effective interest rate. The current portion of borrowings is shown under "Current borrowings".

In 2021, the Company issued non-convertible bonds and convertible bonds to Kreos. Non-convertible bonds and the debt component of convertible bonds are initially accounted for at fair value less transaction costs, then valued at their amortized cost.

The accounting process for this compound financial instrument is detailed in Note 13.2.

3.18.2. Financial liabilities at fair value through profit or loss

, the Company issued Atlas with bonds that were convertible into ordinary shares, with warrants attached. This financial instrument is made up of a hybrid component linked to convertible bonds (valued at their fair value through profit or loss in accordance with IFRS 9) and an equity instrument linked to warrants (valued at their fair value on the issue date in equity instruments in accordance with IAS 32).

Transaction costs are accounted for in financial expenses at the date of issue of the convertible bonds.

The Company issued three installments of the loan agreement signed on November 19, 2021 with Kreos, structured as non-convertible bonds and convertible bonds.

This financial instrument is made up of several components valued at their fair value through profit or loss in accordance with IFRS 9: a derivative liability linked to the convertible bond conversion option and a derivative liability linked to the warrants.

The accounting procedure for non-convertible bonds and convertible bonds issued by the Company for the benefit of Kreos is detailed in Note 13.2.

3.19. Corporate income tax

The taxable assets and liabilities for the current and previous years are valued at the amount expected to be recovered from or paid to the tax authorities.

The tax rates and regulations used to determine these amounts are those that are fully or at least substantially legally valid on the financial year end date.

Deferred taxes are recorded, using the liability method, on all temporary differences between the tax base of assets and liabilities and their carrying amount in the financial statements at the financial year end date, as well as on any deficits to be carried forwards.

Deferred tax assets are recorded as tax losses to be carried forwards when it is probable that future taxable profits will be available against which the unused tax losses can be utilized. Determining the amount of deferred tax assets to be recorded requires management to make estimates both of the period over which losses carried forward will be used, and of the level of future taxable profits, in the light of tax management strategies.

3.20. Segment information

The Company operates in a single business sector: the development of drug candidates for the treatment of degenerative diseases and the improvement of muscular and visual functions for patients suffering from age-related diseases.

The assets, liabilities and operating loss presented in the financial statements relate to the parent company's activities in France. Most research and development and administrative costs are incurred in France and, since 2018, in the United States.

3.21. Earnings per share

Basic earnings per share are calculated by dividing profit or loss attributable to Biophytis equity holders by the weighted average number of ordinary shares outstanding for the period.

Diluted earnings per share are determined by adjusting the earnings attributable to Biophytis shareholders and the weighted average number of ordinary shares outstanding to allow for the effects of all dilutive potential ordinary shares.

If the inclusion of instruments giving deferred rights to the capital (BSA, BSPCE, AGA and convertible bonds) generates an anti-dilutive effect, these instruments are not taken into account.

Note 4: Patents and software

(amounts in thousands of euros)	Patents	Software	Total
GROSS VALUES			
Statement of financial position for December 31, 2022	**3,740**	**32**	**3,772**
Acquisition	180	-	180
Transfer		-	
Statement of financial position for December 31, 2023	**3,920**	**32**	**3,952**
Acquisition	180		180
Transfer			
Statement of financial position for Sunday, December 31, 2024	**4,100**	**32**	**4,132**
AMORTIZATION			
Statement of financial position for December 31, 2022	**1,085**	**32**	**1,315**
Increase	198	-	198
Decrease	-	-	-
Statement of financial position for December 31, 2023	**1,283**	**32**	**1,315**
Increase	206		206
Decrease			
Statement of financial position for December 31, 2024	**1,489**	**32**	**1,521**
NET BOOK VALUES			
On December 31, 2022	**2,655**	**-**	**2,655**
On December 31, 2023	**2,637**	**-**	**2,637**
On December 31, 2024	**2,611**	**0**	**2,611**

The Company has not identified any indicators of loss of value leading it to carry out impairment tests as of December 31, 2023 in accordance with IAS 36

The Company holds patent co-ownership shares with public-sector partners.

As part of the intellectual property agreement signed with the Company's Chief Executive Officer (see Note 21.2), the total patent rights acquired from the Company's Chief Executive Officer on December 31, 2024, amounted to 1,800 thousand euros (1,620 thousand euros on December 31, 2023) and are being amortized over 19 years. Of this amount, 90 thousand euros in 2022, and 180 thousand euros in 2023, were paid out in cash as remuneration.

No settlements were paid out in cash as remuneration during the year 2024.

Note 5: Property, plant and equipment

(amounts in thousands of euros)	Equipment and tools	Equipment and tools (rights of use)	Fixtures and fittings	Office equipment, computers, furniture	Buildings (rights of use)	Total
GROSS VALUES						
Statement of financial position for December 31, 2022	**327**	**452**	**143**	**127**	**500**	**1,548**
Acquisition	104			2	9	115
Disposal		(181)			(500)	(681)
Exchange Rate impact				2	1	3
Statement of financial position for December 31, 2023	**431**	**271**	**147**	**137**	**0**	**985**
Acquisition						
Disposal						
Transfer		(271)	(55)	47	278	0
Exchange Rate impact						
Statement of financial position for December 31, 2024	**431**	**0**	**92**	**185**	**278**	**985**
AMORTIZATION						
Statement of financial position for December 31, 2022	**278**	**211**	**112**	**85**	**277**	**668**
Increase	77	51	12	21	223	384
Decrease		(177)			(500)	(677)
Exchange Rate impact						
Statement of financial position for December 31, 2023	**355**	**85**	**124**	**107**	**0**	**671**
Increase	27	55	2			85
Decrease						
Transfer	(21)	(141)	(47)	68	141	0
Exchange Rate impact						
Statement of financial position for December 31, 2024	**361**	**0**	**79**	**176**	**141**	**756**
NET BOOK VALUES						
On December 31, 2022	**49**	**241**	**31**	**41**	**223**	**585**
On December 31, 2023	**76**	**186**	**23**	**30**	**0**	**315**
On December 31, 2024	**70**	**0**	**14**	**10**	**137**	**231**

No impairment losses were recognized in accordance with IAS 36 on December 31, 2024.

Building lease payments correspond to the rent paid to the Sorbonne Université for the Company's Paris premises. The contract is concluded on an annual basis and has been renewed in December 2023 for one year. As this contract is less than one year, the right of use has not been recognized in the consolidated accounts, in accordance with IFRS 16.18.

Note 6: Other non-current financial assets

(amounts in thousands of euros)	12/31/2023	12/31/2024
Liquidity contract - cash balance	25	9
Security deposit for non-convertible bonds ("Kreos contract 2018")	134	126
Total other non-current financial assets	**158**	**135**

Note 7: Other current financial assets

(amounts in thousands of euros)	12/31/2023	12/31/2024
Deductions in connection with the pre-financing of the CIR (Research Tax Credit) by Neftys (*cf. Note 13.3*).	368	190
Total other current financial assets	**0**	**190**

In accordance with IAS 7, term deposits have been classed as current financial assets.

Note 8: Other receivables and prepaid expenses

(amounts in thousands of euros)	12/31/2023	12/31/2024
Research tax credit (CIR)	1,555	2,653
Value added tax	886	637
Prepaid expenses	133	102
Trade payables - prepayments and trade debtors	297	82
Miscellaneous	44	183
Total other receivables and prepaid expenses	**2,916**	**3,657**

The "Research Tax Credit (CIR)" item corresponds to the French CIR receivable for the 2024 fiscal year, which was assigned to the company Neftys as part of the CIR pre-financing arrangement (see Note 13.3). In accordance with IAS 20, the CIR for the 2024 fiscal year has been presented as a reduction of research and development expenses. The CIR receivable is recoverable in advance in the year following its recognition, provided there is no taxable income.

Note 9: Cash and cash equivalents

Cash and cash equivalents break down:

(amounts in thousands of euros)	12/31/2023	12/31/2024
Cash	2,857	78
Cash equivalents	2,710	
Total cash and cash equivalents	**5,567**	**78**

Cash equivalents correspond to term deposits complying with the provisions of IAS 7.6 and IAS 7.7, i.e. short-term, liquid investments that can be drawn down rapidly.

Note 10: Financial assets and liabilities and their impact on income

The Company's assets and liabilities are valued as follows for the years ending December 31, 2023, and December 31, 2024, respectively:

(amounts in thousands of euros)	12/31/2023		Value - IFRS 9 statement of financial position	
	Statement of financial position value	Fair value	Fair value through profit or loss	Amortized cost
Non-current financial assets (excluding deferred losses)	158	158		158
Other receivables (excluding prepaid expenses)				
Current financial assets (excluding deferred losses)	0	0		0
Cash and cash equivalents	5,567	5,567	5,567	
Total assets	**5,725**	**5,725**	**5,567**	**158**
Non-current borrowing	(3,247)	(3,266)		(3,247)
Non-current derivative liabilities				
Current borrowings	(5,023)	(4,117)	(2,207)	(2,816)
Current derivative liabilities				
Trade accounts payable	(5,392)	(5,392)		(5,392)
Tax and social security liabilities	(1,348)	(1,348)		(1,348)
Other creditors and accrued liabilities	(838)	(838)		(838)
Total liabilities	**(15,849)**	**(14,961)**	**(2,207)**	**(13,641)**

(amounts in thousands of euros)	12/31/2024		Value - IFRS 9 statement of financial position	
	Statement of financial position value	Fair value	Fair value through profit or loss	Amortized cost
Non-current financial assets (excluding deferred losses)	9	9	9	
Other receivables (excluding prepaid expenses)	3,546			3,546
Current financial assets (excluding deferred losses)	190			190
Cash and cash equivalents	78	78	78	
Total assets	**3,823**	**87**	**87**	**3 736**
Non-current borrowing	(756)	(756)		(756)
Non-current derivative liabilities				
Current borrowings	(9,085)	(9 085)	(3,062)	(6 023)
Current derivative liabilities			(1)	
Trade accounts payable	(4,280)	(4,280)		(4,280)
Tax and social security liabilities	(1,663)	(1,663)		(1,663)
Other creditors and accrued liabilities	(379)	(379)		(379)
Total liabilities	**(16,164)**	**(16,164)**	**(3,063)**	**(13 101)**

The impact of the Company's financial assets and liabilities on the consolidated income statement for the years ended December 31, 2023, and December 31, 2024:

(amounts in thousands of euros)	12/31/2023		12/31/2024	
	Interests	Change in fair value	Interests	Change in fair value
Liabilities				
Derivative liabilities		12	-	
Liabilities valued at fair value: bonds		(1330)	-	40
Liabilities valued at amortized cost: non-convertible bonds and debt component of convertible bonds	1364		770	450
Liabilities valued at amortized cost: advances	29			

Note 11: Capital and premiums

As of December 31, 2024, the share capital amounted to €734,283 and was composed of 7,342,831 fully paid-up ordinary shares with a nominal value of €0.10 each.

Capital movements for the 2024 financial year were as follows:

	Number of shares	Nominal amount (in thousands of euros)
Capital on December 31, 2023	**1,040,482,402**	**2,081**
Conversion of convertible bonds prior to reverse stock split (1)	518,178,044	1,036
Exercise of share warrants prior to reverse stock split (2)	808,853	2
Acquisition of free shares prior to reverse stock split (3)	18,853,398	38
Share capital before May 3, 2024 reverse stock split	**1,578,322,697**	**3,157**
Impact of reverse stock split	(1,574,376,891)	
Share capital after May 3, 2024 reverse stock split	**3,945,806**	**3,157**
Conversion of convertible bonds after reverse stock split (1)	3,396,337	849
Exercise of share warrants after reverse stock split (2)	688	-
Capital reduction (4)	-	(3,272)
Capital on December 31, 2024	**7,342,831**	**734**

(1) A total of 136 convertible bonds held by Atlas Capital were converted into ordinary shares, including 66 bonds converted prior to May 3, 2024 reverse stock split, resulting in the issuance of 518,178,044 shares (equivalent to 1,295,445 New Shares), and 70 bonds converted after the reverse stock split, resulting in the issuance of 3,396,337 shares. These conversions led to a total share capital increase of €1,885 thousand and a share premium of €1,840 thousand, based on the fair value of the shares issued at the respective conversion dates.

(2) Following the exercise of share warrants during the period (prior to May 3, 2024 reverse stock split), the share capital was increased by €2 thousand through the issuance of 808,853 shares (equivalent to 2,022 New Shares), with a total share premium of €8 thousand. In addition, €0 thousand of capital increase resulted from the issuance of 688 shares with a non-material share premium.

(3) 18,853,398 free shares vested during the semester prior to May 3, 2024, reverse stock split (equivalent to 47,133 New Shares), resulting in a €38 thousand increase in share capital.

(4) The Company carried out two capital reductions through nominal value reductions following the decision of the Chief Executive Officer dated March 15, 2024, acting under the delegation of authority granted by the Board of Directors on December 15, 2023, itself acting under the delegation granted by the Combined General Meeting held on April 17, 2023 (16th resolution).
- On May 6, 2024, the nominal value of one share was reduced from €0.80 to €0.25. The impact of this capital reduction amounted to €2,170 thousand, charged against retained earnings.
- On November 18, 2024, the nominal value of one share was reduced from €0.25 to €0.10. The impact of this capital reduction amounted to €1,101 thousand, also charged against retained earnings.

  (5) On May 3, 2024, the Company carried out a reverse stock split of its ordinary shares pursuant to a decision of the Chief Executive Officer dated March 15, 2024, acting under the delegation of authority granted by the Board of Directors on December 15, 2023, itself acting under the delegation granted by the Combined General Meeting held on April 17, 2023 (16th resolution).The reverse stock split resulted in the allocation of 1 new ordinary share with a nominal value of €0.80 (the "New Shares") for every 400 old ordinary shares with a nominal value of €0.002 each (the "Old Shares"), and a 400-for-1 consolidation of the total number of shares comprising the Company's share capital.

Own shares

Under the liquidity contract signed with Invest Securities, the Company held 26,376 treasury shares on December 31, 2024, valued at 10 thousand euros and deducted from shareholder equity. The unused portion of the liquidity contract is recorded under Cash and marketable securities for a total amount of 12 thousand euros on December 31, 2024, compared with 26 thousand euros on December 31, 2023.

Share Premium

During the fiscal year ended December 31, 2024, the Company completed the conversion of 136 ORNANEs under the Atlas financing agreement. The total impact of the various capital increases on share premium amounted to €1,515 thousand.

Note 12: Share subscription warrants (BSA), Founder share subscription warrants (BSPCE) and Free shares (AGA)

12.1 Share subscription warrants

Changes in the number of warrants outstanding over the 2023 and 2024 financial years are analyzed as follows:

Type	Allocation date	Number of warrants outstanding					Maximum number of shares that may be subscribed
		12/31/2023	Allocated	Exercised	Expired	12/31/2024	
BSA$_{2018}$	9/10/2018	442,477			(442,477)	-	6,142
BSA$_{2020}$	4/7/2020	2,460,413		(3,841)	-	2,456,630	
BSA$_{2021}$	6/17/2022	398,476			-	398,476	996
BSA$_{2022}$	4/14/2023	927,233			-	927,233	2,318
BSA$_{2023-07}$	7/18/2023	1,333,334			-	1,333,334	3,333
BSAR$_{2023-11}$	11/17/2023	208,256,948		(3,286,242)	-	204,970,706	512,427
Total		**213,818,871**	**-**	**(3,290,083)**	**(442,477)**	**210,086,379**	**525,216**

1) See note 11Capital and premiums on the reverse stock split

12.2. Founder share subscription warrants ("BSPCE")

Type	Allocation date	Plan features				Assumptions		
		Total number of warrants allocated	Maturity date	Expected term	Exercise price	Volatility	Risk-free rate	Initial IFRS2 total valuation (Black& Scholes) (in thousands of euros)
BSPCE$_{2019-1}$	4/3/2020	**1,333,333**	4/3/2026	2 years	€ 0.27	48.36%	-0.62%	674
BSPCE$_{2019-2}$	4/3/2020	**666,667**	4/3/2026	4 years	€ 0.27	53.32%	-0.56%	356
BSPCE$_{2020-1}$	12/22/2020	**999,393**	12/22/2026	2 years	€ 0.47	57.80%	-0.77%	508
BSPCE$_{2020-2}$	12/22/2020	**499,696**	12/22/2026	4 years	€ 0.47	57.91%	-0.77%	284
BSPCE$_{2021-1}$	9/15/2021	**2,919,415**	9/15/2027	1 year	€ 0.73	79.11%	-0.73%	677
BSPCE$_{2021-2}$	9/15/2021	**1,459,707**	9/15/2027	2 years	€ 0.73	106.04%	-0.75%	595

The change in the number of BSPCEs outstanding over the 2023 and 2024 financial years can be analyzed as follows:

Type	Number of warrants outstanding	

	Allocation date	12/31/2022	Allocated	Exercised	Expired	12/31/2023	Maximum number of shares that may be subscribed
BSPCE2019-1	04/03/2020	831,298	-	-	(76,469)	754,828	754,828
,BSPCE2019-2	04/03/2020	590,542	-	-	(38,235)	552,307	552,307
BSPCE2020-1	12/22/2020	640,803	-	-	(155,810)	484,993	484,993
BSPCE2020-2	12/22/2020	354,018	-	-	(78,280)	275,738	275,738
BSPCE2021-1	09/15/2021	2,581,393	-	-	(591,386)	1,990,007	1,990,007
BSPCE2021-2	09/15/2021	1,290,697	-	-	(295,693)	995,004	995,004
Total		**6,288,373**	**-**	**-**	**(1,235,874)**	**5,052,877**	**5,052,877**

Type	Allocation date	Number of warrants outstanding					Maximum number of shares that may be subscribed
		12/31/2023	Allocated	Exercised	Expired	12/31/2024	
BSPCE2019-1	04/03/2020	754,828	-	-		754,828	2,122
BSPCE2019-2	04/03/2020	552,307	-	-	4,002	556,309	1, 391
BSPCE2020-1	12/22/2020	484,993	-	-	(69,209)	415,784	1,039
BSPCE2020-2	12/22/2020	275,738	-	-	43,763	319,501	799
BSPCE2021-1	09/15/2021	1,990,007	-	-	(336,353)	1,653,654	4,134
BSPCE2021-2	09/15/2021	995,004	-	-	267,884	1,262,888	3,157
Total		**5,052,877**	**-**	**-**	**89,913**	**4,962,694**	**12,407**

(1) On May 3, 2024, the Company effected a reverse share split of its ordinary shares. The reverse split resulted in the issuance of 1 new ordinary share for every 400 existing ordinary shares (corresponding to a 1-for-400 reverse split of the Company's share capital).

The vesting period for the BSPCE plans is as follows:

Type	Vesting period		
BSPCE2019-1	1/3 to 4/10/2020	1/3 to 4/10/2022	1/3 to 4/10/2024
BSPCE2019-2	1/3 to 4/10/2020	1/3 to 4/10/2022	1/3 to 4/10/2024
BSPCE2020-1	1/3 to 12/22/2020	1/3 to 12/22/2022	1/3 to 12/22/2024
BSPCE2020-2	1/3 to 12/22/2020	1/3 to 12/22/2022	1/3 to 12/22/2024

The parameters used to value the BSPCEs issued in 2020 and 2021 are as follows:

Type	Allocation date	Plan features				Assumptions		
		Total number of warrants allocated	Maturity date	Expected term	Exercise price	Volatility	Risk-free rate	Initial IFRS2 total valuation (Black& Scholes) (in thousands of euros)
BSPCE2019-1	4/3/2020	1,333,333	4/3/2026	2 years	€ 0.27	48.36%	-0.62%	674
BSPCE2019-2	4/3/2020	666,667	4/3/2026	4 years	€ 0.27	53.32%	-0.56%	356
BSPCE2020-1	12/22/2020	999,393	12/22/2026	2 years	€ 0.47	57.80%	-0.77%	508
BSPCE2020-2	12/22/2020	499,696	12/22/2026	4 years	€ 0.47	57.91%	-0.77%	284
BSPCE2021-1	9/15/2021	2,919,415	9/15/2027	1 year	€ 0.73	79.11%	-0.73%	677
BSPCE2021-2	9/15/2021	1,459,707	9/15/2027	2 years	€ 0.73	106.04%	-0.75%	595

12.3. Allocation of Free shares ("AGA")

Type	Allocation date	Plan features				Assumptions		
		Total number of bonus shares allocated	Maturity date	Exercise price	Volatility	Risk-free rate		Total initial IFRS2 valuation (Black & Scholes) (in thousands of euros)
AGA2021-2	4/25/2021	1,591,334	N/A	N/A	N/A	N/A		271
AGA2022	4/14/2023	18,904,158	N/A	N/A	N/A	N/A		775
Total		**20,495,492**						**1,046**

The change in the number of AGAs under acquisition over the 2023 and 2024 financial years can be analyzed as follows:

Type	Number of bonus shares under acquisition		

	Allocation date	12/31/2022	Allocated	Acquired	Expired	12/31/2023	Maximum number of shares that may be acquired (1)	Maximum number of shares (after reverse stock split:x400)
AGA2021-2	04/25/2021	1,591,334	-	(1,578,960)	(12,374)	-	-	-
AGA2022	04/14/2023	-	18,904,158	-	(19,455)	18,884,703	18,884 ,03	47,212
Total		**1,591,334**	**18,904 158**	**(1,578,960)**	**(31,829)**	**18,884,703**	**18,884,703**	**47,212**

(1) On May 3, 2024, the Company effected a reverse share split of its ordinary shares. The reverse split resulted in the issuance of 1 new ordinary share for every 400 existing ordinary shares (corresponding to a 1-for-400 reverse split of the Company's share capital).

Type	Allocation date	Number of unvested free shares outstanding					Maximum number of shares that may be acquired
		12/312023	Allocated	Acquired	Expired	12/31/2024	
AGA2022	04/14/2023	47,212		47,133	78	0	0
AGA2023	01/23/2024		135,000			135,000	135,000
AGA2023	02/05/2024		135,250		26,500	108,750	108,750
TOTAL		**47,212**	**270,250**	**47,133**	**26,578**	**243,750**	**243,750**

On January 23, 2024, and February 5, 2024, the Company granted 135,000 free shares to the benefit of Stanislas Veillet, and an additional 135,250 free shares to other employees of the Company.

12.4. Share-based payment expenses as accounted for on December 31, 2023 and December 31, 2024

in thousands of euros	12/31/2023				12/31/2024			
	Probabilized cost of plan to date	Cumulative expense at beginning of financial year	Expense for the period	Accumulated expense to date	Probabilized cost of plan to date	Cumulative expense at beginning of financial year	Expense for the period	Accumulated expense to date
BSA2021	17	17		17	17	17		17
BSA2022	12				12	12		12
BSPCE2019--1	640	644		644	640	644		644
BSPCE2019-2	320	212	37	249	320	272	30	302
BSPCE2020-1	437	437		437	437	437		437
BSPCE2020-2	435	101	21	122	435	123	9	132
BSPCE2021-1	838	548		548	838	548		548
BSPCE2021-2	419	328	42	370	419	493		493
AGA2020-1	2,301	2,301		2,301	2,301	2,301		2,301
AGA2021-1	4,907	4,936		4,907	4,907	4,907		4,907
AGA2021-2	271	186	86	271	271	271		271
AGA2022	775		553	553	775	552	222	774
AGA2023					519		478	478
Total			812				739	
Social Contribution(1)			14				18	
Total			**826**				**739**	

Free shares are subject to an additional social security contribution payable on allocation of the Free shares at the end of the vesting period. It is accounted for on a straight-line basis over the vesting period and revalued in line with the Company's share price at the end of each financial year. This social security contribution, recorded under social security and other social bodies liabilities (see Note 15.2), amounted to 18 thousand euros on December 31, 2024.

Note 13: Borrowings and financial liabilities

(amounts in thousands of euros)	12/31/2023	12/31/2024
Repayable advances	686	673
Non-convertible bonds	454	
Convertible bonds	1,971	
Non-current lease obligations	136	84
Non-current borrowing	**3 247**	**757**
Non-current derivative liabilities	-	-

(amounts in thousands of euros)	12/31/2023	12/31/2024
Repayable advances	196	271
Non-convertible bonds	1,259	1,098
Convertible bonds	2,207	5,379
Debt relating to pre-financing of part of CIR (Research Tax Credit) receivables	1,213	2,283
Payables on current rental obligations	54	53
Accrued interest payable	94	
Current borrowings	**5 023**	**9,085**
Current derivative liabilities	1	

Breakdown of borrowings by maturity, at repayment value

(amounts in thousands of euros)	12/31/2023	Current < 1 year	Non-current 1 to 5 years	> 5 years
Repayable advances	882	196	686	
Non-convertible bonds	1,714	1,259	54	
Convertible bonds	4,178	2,207	1,971	
Debts on leasing obligations	190	54	136	
Debt relating to pre-financing of part of CIR (Research Tax Credit) receivables	1,213	1,213		
Interests	94	94		
Total borrowings	**8,270**	**5,023**	**3,247**	
Derivative liabilities	**1**			

(amounts in thousands of euros)	12/31/2024	Current < 1 year	Non-current 1 to 5 years	> 5 years
Repayable advances	946	90	856	
Non-convertible bonds	1,098	1,098		
Convertible bonds	5,379	5,379		
Debts on leasing obligations	54	54		
Debt relating to pre-financing of part of CIR (Research Tax Credit) receivables	2,283	2,283		
Accrued interest payable				
Total borrowings	**9,760**	**8 904**	**856**	
Derivative liabilities				

13.1. Repayable advances

The table below shows changes in repayable advances:

(in thousands of euros)	BPI Sarcob	BPI BIO 101	AFM Telethon	BPI BIO 201	Total
December 31, 2022		324	386	373	**1,083**
(+) Cash inflow					-
(-) Repayment		(220)	-	-	(220)
Grants		-	-	-	-
Financial expenses		6	14	27	47
Other		-	-	-	-
On December 31, 2023		**110**	**400**	**400**	**910**
(+) Cash inflow				200	200
(-) Repayment		(110)		(15)	(125)
Grants					-
Financial expenses					
Other					-
On December 31, 2024		**0**	**400**	**585**	**985**

Breakdown of repayable advances by maturity at repayment value:

(in thousands of euros)	BPI Sarcob	BPI BIO 101	AFM Telethon	BPI BIO 201	Total
On December 31, 2023	**-**	**110**	**400**	**400**	**910**
Current portion		110	15	-	125
One to 5 years			400	385	785
Over 5 years					

(in thousands of euros)	BPI Sarcob	BPI BIO 101	AFM Telethon	BPI BIO 201	Total
On December 31, 2024			**400**	**585**	**985**
Current portion				90	90
One to 5 years			400	495	895
Over 5 years					-

- **BPI France repayable advance - "BIO 101" project**

Under a contract signed with BPI France on November 28, 2016, the Company received a non-interest-bearing recoverable advance of €1,100,000, paid in several installments, for the "production of clinical batches, regulatory preclinical phase and phase 1 clinical phase of Ruvembri™ for the treatment of sarcopenic obesity". As a result of the project's success, the Company is repaying this advance in installments of 55 thousand euros per quarter until March 31, 2024.

- **Collaboration agreement with AFM-Téléthon - "BIO 101" project**

On June 3, 2019, Biophytis entered into a collaboration agreement with AFM-Téléthon for the development of BIO101 (20-hydroxyecdysone) for the treatment of Duchenne Muscular Dystrophy (DMD) as part of the MYODA program. The Company received 400 thousand euros to finance certain additional preclinical trials and the preparation of the MYODA clinical trial, which may be repaid under certain conditions. Repayment of the advance will be spread over a two-year period, starting from the authorization to launch phase 3 of the MYODA clinical program, with constant half-yearly installment repayments.

- **BPI France repayable advance - "BIO 201" project**

On August 23, 2019, the Company entered into an agreement with Bpifrance for a conditional, interest-free advance of €600 thousand, payable in installments, to support its MACA program involving Macuneos (BIO201) for the treatment of dry age-related macular degeneration (AMD). The Company received €400 thousand in April 2021, and the remaining €200 thousand was disbursed on August 13, 2024, upon completion of the program.

In addition, the Company received a non-repayable grant of €120 thousand.

During fiscal year 2024, the Company repaid €15 thousand. Repayments, which are made on a quarterly basis, will continue in 2025 in the amount of €90 thousand. Full repayment of the advance is scheduled to be completed by June 30, 2029.

13.2 Convertible and non-convertible bonds

13.2.1 ATLAS convertible bond issue - Atlas 2020 contract

In April 2020, the Company entered into a convertible bond financing agreement (the "Atlas 2020 Agreement") with Atlas for a maximum amount of €24 million to support the development of BIO101 (20-hydroxyecdysone), through the issuance of multiple convertible bonds over a three-year period. Eight tranches of convertible bonds, each in the amount of €3 million, were issued during fiscal years 2020 and 2021 for a total of €24 million.

As of December 31, 2023 and 2024, all convertible bonds issued under this agreement had been converted.

13.2.2. ATLAS convertible bond issue - Atlas 2021 contract

(amounts in thousands of euros)	2021 ORNANE ATLAS
On December 31, 2022 - Convertible bonds - Current	**6,462**
(+) Net cash inflow [1]	2,000
(+) Change in fair value of debt	1,562
(-) Conversion	(7,817)
On December 31, 2023 - Convertible bonds - Current	**2,207**
(+) Net cash inflow [2]	3,780
(+) Change in fair value of debt	(9)
(-) Conversion	(3,725)
On December 31, 2024 - Convertible bonds - Current	**2,253**

Tranche 0

On December 31, 2023 - Convertible bonds - Current	-
(+) Issuance of convertible bonds	500
(+) Outstanding issuance costs	260
(+) Change in fair value of debt	49
(-) Conversion	-
On December 31, 2024 - Convertible bonds - Current	**809**

In June 2021, the Company entered into a convertible bond financing agreement with Atlas Special Opportunities LLC (the "Atlas 2021 Agreement") for a maximum amount of €32 million. This three-year agreement provided for the issuance of up to 1,280 bonds redeemable in cash and/or convertible into new or existing shares (ORNANE), in eight successive tranches of €4 million each. The facility was intended to secure the Company's cash position to support the continued development of its clinical activities, particularly the advancement of BIO101 (20-hydroxyecdysone). As of December 31, 2024, the Company had drawn €16 million under the 2021 Atlas financing line, corresponding to the first four tranches. During 2024, the Company issued the fourth €4 million tranche and 160 ORNANE as part of its 2021 bond financing with Atlas.

Upon the agreement's original expiration date of June 14, 2024, an amendment was signed extending the maturity of the agreement by two years. Under the amended terms, the Company may now draw up to eight (8) tranches of €2 million each, instead of four (4) tranches of €4 million, as originally provided. Each €2 million tranche corresponds to 80 convertible bonds.

The agreement includes certain operational and financial covenants, which may limit the Company's and its subsidiaries' ability, under certain circumstances, to incur additional debt, create or incur liens, sell or transfer assets, or pay dividends. As of December 31, 2024, the Company was in compliance with all such covenants. The agreement also contains standard restrictive clauses and events of default, including a change of control provision.

The ORNANE bonds have a par value of 25 thousand euros and are issued at a subscription price of 96% of their par value. They bear no interest and have a maturity of 24 months from issue.

The holder may request conversion of the ORNANE bonds at any time during the maturity period, at which time the Company may redeem the ORNANE bonds in cash. In the event of cash redemption, the amount redeemed will be limited to 110% of the principal. At the end of the maturity period, and in the event that the ORNANE bonds have not been converted or redeemed, the holder will be obliged to convert the ORNANE bonds.

The holder will be able to request the conversion of the ORNANE bonds at any time in accordance with the conversion parity determined by the following formula: N = CA / CP, where

   "N" is the number of shares resulting from the conversion,

   "CA" is the nominal value of the ORNANE bonds (i.e. 25 thousand euros),

   "CP" is the conversion price (i.e. 100% of the VWAP Pricing Period during the Pricing Period of 10 trading days prior to receipt of the Conversion Notice).

On the date of the conversion request, the Company will have the option of redeeming the ORNANE in cash in accordance with the following formula: V = CA / CP x CPr, where

   "V" is the amount to be reimbursed to the bearer.

   "CPr" is the revised price, corresponding to the lower of (i) the volume-weighted average price over the 10 trading days preceding the date on which conversion is requested and (ii) P*1.10.

Accounting Treatment

The Company determined that it could not reliably estimate the fair value of the conversion option embedded in the convertible bonds separately and therefore concluded that the entire hybrid contract should be valued at fair value through profit or loss until settlement. Fair value is evaluated using a binomial valuation model. As the expected maturity of the bonds is short, the "Day one loss" (including repayment premium and/or issue premium) will be immediately accounted for in the income statement.

During the 2022 financial year, the Company issued 400 ORNANE bonds (first and second installments plus half of the third installments) for a total amount of 10 million euros. Issue premiums were paid for 400 thousand euros, and transaction and structuring costs as well as commissions and advisory fees totaled 390 thousand euros. In addition, all of Installment 1, i.e. 160 ORNANE bonds, and 12 ORNANE bonds from Installment 2 were converted.

During the 2023 financial year, the Company issued 80 ORNANE bonds (second half of the third installment) for a total amount of 2 million euros. Issue premiums were paid for 80 thousand euros and transaction costs for 30 thousand euros. In addition, 148 Installment 2 ORNANE and 102 Installment 3 ORNANE were converted.

In fiscal year 2024, the Company issued 160 ORNANEs corresponding to the fourth tranche, for a total amount of €4.0 million. In connection with each of the two drawdowns, issuance premiums were paid. The total amount of issuance premiums was €160 thousand (€80 thousand per drawdown), and total transaction costs amounted to €60 thousand (€30 thousand per drawdown). Furthermore, 58 ORNANEs from tranche 3 and 78 ORNANEs from tranche 4 were converted.

The table below summarizes the main data used to evaluate the fair value of the convertible bonds:

Conversion option	Tranche 2		Tranche 3		Tranche 4		Tranche 0	
ATLAS 2021	On issue (06/28/2022)	12/31/2024	On issue (10/28/2022)	12/31/2024	On issue (12/28/2023)	12/31/2024	On issue (12/28/2023)	12/31/2024
Number of bonds outstanding	160	0	160	0	160	82	20	82
Share price	0.10 €	0.380 €	0.04 €	0.380 €	0.005 €	0.380 €	0.600 €	0,380 €
Volatility	70.00%	90.00%	70.00%	90.00%	95.00%	80.00%	90,.00%	80.00%
Risk-free rate	1.82%	N/A	2.81%	N/A	2.80%	2.69%	3.21%	2.19%
Value of bond issue (in K€)	3,840	0	3,840	0	3,840	2,252	549	549

A sensitivity analysis on the valuation of the convertible bonds based on changes in assumptions was not presented, as the impacts were considered immaterial.

Sensitivity Analysis	12/31/24		
	Tranche 2	Tranche 3	Tranche 4
Value of the Convertible Bond	**0**	**0**	**2,253**
Impact of a 5% Increase in Volatility	0	0	0
Impact of a 5% Decrease in Volatility	0	0	0
Impact of a 5% Increase in Credit Spread	0	0	0
Impact of a 5% Decrease in Credit Spread	0	0	0
Impact of a 1% Increase in the Risk-Free Rate	0	0	-1
Impact of a 1% Decrease in the Risk-Free Rate	0	0	1
Impact of a 5% Increase in the Share Price	0	0	0
Impact of a 5% Decrease in the Share Price	0	0	0

13.2.3 KREOS convertible and non-convertible bonds

(amounts in thousands of euros)	KREOS contract 2018 Non-convertible bonds	KREOS contract 2021 Non-convertible bonds	KREOS contract 2021 Convertible bonds	KREOS loan Derivative contract	KREOS 2021 security buyback 2018	KREOS 2021 day one gain	Total
On December 31, 2022	-	**2,687**	**1,792**	**13**	**(48)**	**53**	**4,497**
(+) Gross cash inflow	-	-	-	-	-	-	-
(+) Security deposit	-	-	-	-	-	-	-
(-) Expenses charged to bond issue	-	-	-	-	-	-	-
(+) Change in fair value of debt [1]	-	-	-	12	-	-	12
(-) Bifurcation of the conversion option recognized as a derivative liability	-	-	-	-	-	-	-
(+/-) Impact of amortized cost		272	178				450
(-) Repayment		(1,262)				(34)	(1,296)
On December 31, 2023	**0**	**1,695**	**1,971**	**1**	**(48)**	**19**	**3,637**
(+) Change in fair value of debt				(1)			(1)
(+/-) Impact of amortized cost		141	219			(18)	343
(+/-) Late Payment Penalties		57	127				184
(-) Repayment		(796)					(796)
On December 31, 2024	**0**	**1,097**	**2,317**	**0**	**(48)**	**1**	**3,367**

During the second half of 2024, the Company defaulted on its repayment obligations under the Kreos debt facility.

- **Issue of non-convertible bonds to Kreos - 2018 Contract**

On September 10, 2018, the Company entered into a venture loan agreement with Kreos in the form of a framework agreement organizing the issue of a bond loan of up to €10 million through the issue of four €2.5 million installments, with the first installment accompanied by share warrants. All installments were issued over the 2018 and 2019 financial years, for a total amount of 10 million euros. Each installment bore interest at 10% per annum. All non-convertible installments issued were repayable in 36 monthly installments from April 2019. On December 31, 2022, the financing was fully repaid.

A security deposit totaling €320,000 (€80,000 per tranche) has been withheld by Kreos from the payments made. It will be deducted from the last monthly payment. It was presented under "Other current financial assets" on December 31, 2021, and the amount here was zero on December 31, 2022.

The warrants issued to Kreos under the first installment give the right to subscribe for 442,477 ordinary shares in the Company at an exercise price of €2.67 per share over a 7-year period. These warrants were valued at €319,000 and were recorded as equity instruments and as a reduction in the value of debt.

In accordance with IFRS 9, the non-convertible debt component was initially accounted for at fair value and subsequently evaluated at amortized cost. The effective interest rate after recording the warrants as a reduction in debt was 13.59%.

- **Issue of non-convertible bonds and convertible bonds to Kreos - 2021 Contract**

On November 19, 2021, the Company signed a new venture loan agreement and a bond issue agreement that could provide up to 10 million euros of financing for the Company through the issue to Kreos of non-convertible bonds for 7.75 million euros (ordinary bonds) and convertible bonds for 2.25 million euros, plus the issue of warrants attached to the first installment.

The four-installment loan agreement was partially drawn down by the Company during the 2021 financial year for a total amount of 6.2 million euros.

The non-convertible bonds bear interest at an annual rate of 10% and have been repaid in cash in 36 monthly installments since April 1, 2022.

Convertible bonds bear interest at an annual rate of 9.5%. The Company will repay them for their principal amount no later than March 31, 2025, unless they are previously converted into shares, at the discretion of Kreos Capital, at a fixed conversion price of €0.648.

The Company has also issued 2,218,293 BSA warrants to Kreos Capital, which gives the right to subscribe to new ordinary shares in the Company on the basis of one share per BSA warrant. The BSA warrants may be exercised for a period of 7 years after their issue. The exercise price of the BSA warrants was set at €0.56. If, upon exercise of the BSA warrants, the market price (VWAP) of Biophytis shares on the exercise date is lower than the exercise price, Kreos will receive a cash payment from the Company based on a formula taking into account the difference between these two prices.

The loan agreement provides for the pledge to Kreos of the Company's goodwill, bank account balances and intellectual property rights. It also imposes certain operational and financial restrictions. These covenants may limit the ability of the company and its subsidiaries, in certain circumstances, to, among other things, incur additional debt, sell or transfer assets and pay out dividends. This contract also contains certain customary covenants and default situations, including changes to the company's controlling interests. As of December 31, 2024, these covenants have been complied with.

Accounting treatment for hybrid financing

Analysis of the specifications of the hybrid contract with reference to IFRS9 and IAS32 criteria led to the need to account for the conversion options and BSA warrants as derivative instruments separate from the host contract (no equity component insofar as these options do not in all circumstances result in the delivery of a fixed number of shares at a fixed price).

The cash amount of 5.5 million euros received on November 19, 2021 (excluding transaction costs) corresponds to the estimated fair value of the instruments put in place on the drawdown date: financial debt components in respect of installments A and B for 4.3 million euros (convertible and non-convertible), derivative liabilities in respect of premiums received on options sold for 1.2 million euros (464 thousand euros in respect of conversion options and 710 thousand euros in respect of BSA warrants issued), and financial compensation of 48 thousand euros in respect of 2018 warrants bought back by the Company from KREOS.

With regard to installment (C) of the ordinary bond issued in December 2021 for 677 thousand euros (excluding transaction costs), as the drawdown conditions were met outside the framework of the contract, the company analyzed the drawdown of installment (C) within the framework of a new loan agreement, with Kreos Capital VI UK. As such, installment (C) is accounted for at its fair value on the balance sheet, estimated on the basis of the financing rate deducted from the Kreos VI financing. The entry value of Installment C liabilities led to the recording of a "day one gain" of 98 thousand euros. Given the unobservable nature of the market rate, the "day one gain" is deferred on the Company's balance sheet and accounted for as financial liabilities.

In accordance with IAS 32, the redemption value of the 2018 BSA warrants has been accounted for as a total of 48 thousand euros and as a deduction from equity, in line with the treatment applied to BSA warrants issued in 2018. Borrowings are accounted for at amortized cost, based on an average effective interest rate of 26.37% for non-convertible installments and 22.85% for convertible installments. Derivative instruments are measured at fair value on the balance sheet, with a corresponding entry on the income statement: binomial or EDP valuation model for convertible bonds, and Black & Scholes valuation model for BSA warrants.

The table below summarizes the valuation of this derivative on December 31, 2024:

Fair value of derivative liabilities KREOS 2021	12/31/2022	12/31/2023	12/31/2024
Number of bonds outstanding	2,250,000	2,250,000	2,250,000
Number of shares available for subscription	2,250,000	2,250,000	2,250,000
Share price	€ 0.46	€ 0.005	€ 0.38
Exercise price	€ 0.648	€ 0.648	€ 259.200*
Volatility over 12 months	65%	65%	80%
Risk-free rate	3.39%	2.51%	3.05%
Credit spread	23.14%	23.14%	23.14%
Fair value of derivative instrument (in K€)	-	-	-
Change in fair value of derivative liability over the period (in K€)	536	-	-

A conversion option with a conversion price specified in the agreement of €0.648, which became €259.20 following the 1-for-400 reverse stock split announced on March 15, 2024.

The table below summarizes the accounting procedure for derivatives:

BSA - KREOS 2021 Derivative instruments	12/31/2022	12/31/2023	12/31/2024
Number of BSA warrants outstanding	2,218,293	2,218,293	2,218,293
Exercise price per share	€ 0.56	€ 0.56	€ 224*
Maturity	5.88 years	4.88 years	3.88 years
Volatility	65%	95%	80%
Risk-free rate	3.24%	2.43%	2.22%
Fair value of BSA 2021 issued to KREOS (in K€)	(13)	(1)	0
Change in fair value of derivative instrument (in K€)	(775)	(12)	1

An exercise price of €0.56, which became €224 following the 1-for-400 reverse stock split announced on March 15, 2024.

The table below summarizes the sensitivity analysis of the valuation of financial instruments impacted by the change in assumptions:

Sensitivity analysis	On December 31, 2024		
	Unconverted installments	Convertible installments	Bifurcated derivatives
Value of instruments (in K€)	910	2,216	0
Impact of a 5% increase in volatility	-	-	-
Impact of a 5% decrease in volatility	-	-	-
Impact of a 5% increase in the credit spread	(3)	(22)	-
Impact of a 5% decrease in the credit spread	3	23	-
Impact of a 1% increase in the risk-free rate	(1)	(5)	-
Impact of a 1% decrease in the risk-free rate	1	5	-
Impact of a 5% increase in the share price	-	-	-
Impact of a 5% decrease in the share price	-	-	-

13.3 Research Tax Credit (CIR) pre-financing debt

Part of the CIR 2023 and 2024 receivables was pre-financed by the PREDIREC INNOVATION 3 securitization fund, with Neftys Conseil SARL as arranger. As a result, the Company has recorded:

- A liability corresponding to the amount due to NEFTYS upon receipt of the R&D tax credit (CIR) pre-financing;

- a financial asset for amounts drawn by NEFTYS from assigned receivables (considered as a security deposit, see Note 7), and

- a current asset in the form of the French government research tax credit (crédit d'impôt recherche - CIR).

In accordance with IFRS 9, the financial debt owed to NEFTYS has been determined using the amortized cost method.

Statement of changes in financial liabilities

(amounts in thousands of euros)	12/31/2022	Pay-ment	Repay-ment	Impact of amortized cost	New financial debt related to lease obligations	Change in fair value through profit or loss	Loan charges and interest	Conversion to equity	Holdback	Transfer between non-current and current liabilities	Reclassification of the day-one gain as a financial asset	12/31/2023
Repayable advances	664			29								686
Non-convertible bonds	1,722			127								454
Convertible bonds	1,792			178						(1,394)		1,971
Non-current lease obligations	190									(54)		136
Non-current borrowing	**4,367**			**334**						**(1,448)**		**3,247**
Non-current derivative liabilities	-											
Repayable advances	418		(222)									196
Loans and other financial debts	-											
Non-convertible bonds	1,016		(1,262)	111						1,394		1,259
Convertible bonds	6,462	1,920				1,562		(7,737)				2,207
Accrual Interests to pay							94					94
CIR pre-financing debt	2,036	1,098	(2,146)				123		103			1,213
Payables on current rental obligations	280		(280)							54		54
Current borrowings	**10,213**	**3,018**	**(3,910)**	**111**		**1,562**	**217**	**(7,737)**	**103**	**1,448**		**5,023**
Current derivative liabilities	**13**					**(12)**						**1**

	12/31/2023	Pay-ment	Repay-ment	Impact of amortized cost	New financial debt related to lease obligations	Change in fair value through profit or loss	Loan charges and interest	Conversion to equity	Holdback	Transfer between non-current and current liabilities	Reclassification of the day-one gain as a financial asset	12/31/2024
Repayable advances	686				(11)							675
Non-convertible bonds	454									(454)		-
Convertible bonds	1,971									(1,971)		-
Non-current lease obligations	136				(54)							82
Non-current borrowing	**3,247**				**(66)**					**(2,489)**		**756**
Non-current derivative liabilities	**-**											
Repayable advances	196	200	(125)									271
Loans and other financial debts	-											
Non-convertible bonds	1,259		(796)	124			57			454		1,098
Convertible bonds (1)	2,207	3,780		219		40	887	(3,725)		1,971		5,379
Accrual Interests to pay	94		(94)									0
CIR pre-financing debt	1,213	1,041	(89)	118								2,283
Payables on current rental obligations	54											54
Current borrowings	**5,023**	**5,021**	**(1,105)**	**461**	**0**	**40**	**944**	**(3,725)**	**0**	**2,425**		**9,085**
Current derivative liabilities	**1**					**(1)**						**0**

(1) The fees charged to the loan and interest totaling €887 thousand include, in particular, €500 thousand in transaction costs financed through Tranche 0 as described above, and €260 thousand in other issuance costs.

Note 14: Staff commitments

Commitments to employees correspond to retirement indemnities, valued on the basis of the clauses set out in the applicable collective bargaining agreement. This commitment concerns only employees subject to French law.

The Amending Social Security Financing Act for 2023 (Law No. 2023-270), enacted on April 14, 2023, introduced changes to the general pension scheme in France. Its main provisions include the gradual increase of the legal retirement age from 62 to 64 years and the extension of the required contribution period to qualify for a full pension. In accordance with the principles of IAS 19, the effects of this reform are considered plan amendments. As such, the impact of this reform has been recognized in profit or loss.

The main actuarial assumptions are as follows:

ACTUARIAL ASSUMPTIONS	12/31/2022	12/31/2023	12/31/2024
Retirement age	Voluntary retirement between the ages of 65 and 67		
Collective bargaining agreements	Pharmaceutical industry		
Discount rate (IBOXX Corporates AA)	3.77%	3.17%	3.35%
Mortality table	INSEE: TH/TF 2016-2018	INSEE: TH/TF 2016-2019	INSEE 2024
Salary increase rate	3.00%	3.50%	2.00%
Turnover rate	Moderate	Moderate	Moderate
Social security contribution rates for Executives	44%	47%	48%

Movements in the provision for retirement commitments were as follows:

(amounts in thousands of euros)	Retirement benefits
On December 31, 2022	**183**
Past service cost	48
Financial costs	7
Actuarial gains and losses	(1)
On December 31, 2023	**237**
Past service cost	
Financial costs	61
Actuarial gains and losses	(59)
On December 31, 2024	**239**

Note 15: Provisions

(amounts in thousands of euros)	12/31/2023	Endowments	Reversals (used)	Reversals (unused)	12/31/2024
Provision for litigation	223	40	62		201
Provision for contingencies	-				
Total provisions	**223**	**40**	**62**		**201**

In connection with the ongoing litigation with Negma Group, the Company is subject to various claims for damages. However, the Company has not concluded that it is necessary to recognize any provisions for risks in relation to this matter. The Company further notes that the Commercial Court granted a stay of proceedings on February 9, 2024. In addition, the Company indicates that a criminal investigation is currently underway against Negma.

Note 16: Other current liabilities

16.1 Trade payables

(amounts in thousands of euros)	12/31/2022	12/31/2023	12/31/2024
Suppliers - research and development	5,250	4,050	1,960
Suppliers - general and administrative expenses	1,690	1,342	2,320
Total trade payables	**6,940**	**5,392**	**4,280**

The decrease in accounts payable to R&D vendors between December 31, 2023, and December 31, 2024, is primarily attributable to the completion of the Phase 2/3 COVA and Phase 2 SARA-INT clinical trials. This impact was partially offset by industrialization costs related to BIO101 (20-hydroxyecdysone) and new preclinical studies initiated in 2024. The increase in payables to administrative vendors mainly reflects costs related to various refinancing activities and advisory services.

16.2 Tax and social security liabilities

(amounts in thousands of euros)	31/12/2022	31/12/2023	31/12/2024
Personnel and related accounts	855	671	592
Social security and other social organizations	831	720	943
Other taxes and levies	94	(44)	128
Total tax and social security liabilities	**1,780**	**1,348**	**1,663**

16.3 Other creditors and accrued liabilities

(amounts in thousands of euros)	31/12/2022	31/12/2023	31/12/2024
Directors' salaries	146	196	109
Deferred income	178	178	
Other	4	1	270
Total other creditors and accrued liabilities	**328**	**378**	**379**

Note 17: Operating expenses by function

17.1 Research and development costs

(amounts in thousands of euros)	31/12/2023	31/12/2024
Personnel expenses	(3,993)	(2,808)
Other purchases and external charges	(6,378)	(1,664)
Miscellaneous	(35)	
Research and development costs	**(10,406)**	**(4,472)**
Research tax credit (CIR)	1,561	1,151
Grants		(62)
Subsidies and CIR	**1,561**	**1,089**
Research and development costs, net	**(8,845)**	**(3,383)**

The decrease in personnel expenses is primarily due to several departures during the year, as well as a lower impact from share-based payments.

The significant decrease in purchases and external expenses related to research and development activities is mainly attributable to the completion last year of the clinical trials for the COVA and SARA programs, and to the recognition in 2023 of residual expenses related to clinical development. Most of the R&D expenditures in fiscal year 2024 were related to various preclinical activities across the Company's programs and operations related to the manufacturing of BIO101 (20-hydroxyecdysone).

17.2 General and administrative expenses

(amounts in thousands of euros)	31/12/2023	31/12/2024
Personnel expenses	(1,570)	(2,287)
Other purchases and external charges	(3,427)	(2,655)
Miscellaneous	(491)	(174)
General and administrative expenses	**(5,488)**	**(5,117)**

The increase in personnel expenses for executive management and administrative staff is primarily due to the impact of salaries for individuals hired during fiscal year 2023.

Other purchases and external expenses mainly consist of administrative costs related to listings in France and the United States, accounting and audit fees, insurance expenses, and legal fees.

Note 18: Net financial income and expenses

(amounts in thousands of euros)	31/12/2023	31/12/2024
Interest and amortized cost on Kreos financing contract [1]	(1,094)	(770)
Change in fair value of convertible bonds and derivative liabilities [2]	(1,330)	40
Other financial expenses [3]	(157)	(102)
Expenses relating to the issue of convertible bonds	(330)	(760)
Other financial income	174	306
Foreign exchange gains (losses)	43	(70)
Total financial income and expense	**(2,694)**	**(1,885)**

(1) See Note 13.2 Convertible and non-convertible bonds
(2) During the fiscal year ended December 31, 2024, the change in fair value of the convertible bonds and embedded derivatives was related to the change in fair value of the ORNANE issued to ATLAS, for an amount of €13 thousand. For the year ended December 31, 2023, the change in fair value of convertible bond borrowings and derivative liabilities was also attributable to (i) the change in fair value of the ORNANE bonds issued to ATLAS in the amount of €1,342 thousand and (ii) the change in fair value of derivative liabilities amounting to (€12) thousand.

Note 19: Income tax

The total amount of tax losses on December 31, 2024, is estimated at 178,660 thousand euros, comprising:

- French tax losses carried forward indefinitely for a total of 177,885 K€;

- Tax losses of the US subsidiary for a total of 538 K€ (558K$ converted at the closing rate

on December 31, 2024), including:

  - 129 K€ indefinitely carried forward;
  - 205 K€ expiring in 2037;

- 156 K€ expiring in 2036;
- 47 K€ expiring in 2035.

- Tax losses of the Brazilian subsidiary for a total of 237 K€.

The tax rate applicable to:

- Biophytis: the current French rate of 25%;

- Biophytis Inc.: the current U.S. rate of 21%; and

- Instituto Biophytis Do Brasil: the current Brazil rate of 34%.

No deferred tax assets have been accounted for in the Company's financial statements in excess of the deferred tax liabilities for the same tax jurisdiction and recovery schedule.

Reconciliation of theoretical and effective taxes

(amounts in thousands of euros)	12/31/2023	12/31/2024
Net income	(17,026)	(10 384)
Consolidated tax	-	
Profit before tax	**(17,026)**	**(10 384)**
Current tax rate in France	25%	25%
Theoretical tax at current rate in France	**4,257**	**2,596**
Permanent differences	291	166
Share-based payments	(203)	(185)
Unused tax losses adjusted for deferred taxes	(4,344)	(2,578)
Tax rate differences		(30)
Group income tax (expense)/income	**-**	**-**
Effective tax rate	*0,0%*	*0.0%*

Permanent differences include the impact of the research tax credit (non-taxable operating income).

Nature of deferred taxes

(amounts in thousands of euros)	12/31/2023	12/31/2023
Temporary shifts	257	235
Tax loss carry-forwards	42,200	178,660
Total deferred tax assets	**42,457**	**178,895**
	-	-
Temporary shifts	(704)	(70)
Total deferred tax liabilities	**(704)**	**(70)**
	-	-
Total net deferred tax items	**41,753**	**178,825**
Unrecognized deferred taxes	(41,753)	(178,825)
Total net of deferred taxes	**-**	**-**

Note 20: Earnings per share

(amounts in thousands of euros)	12/31/2023 (1)	12/31/2024
Weighted average number of shares outstanding	1,357,715	5,192,068
Own shares	30	26,376
Weighted average number of shares outstanding (excluding treasury shares)	1,357,685	5,165,692
Net income for the fiscal year	(17,026)	(10,379)
Basic earnings per share (€/share)	(12.54)	**(2,00)**
Diluted earnings per share (€/share)	(12.54)	**(2,00)**

(1) Following the reverse stock split detailed in Note 11, which took place during fiscal year 2024, earnings per share have been retrospectively adjusted for fiscal years 2023 and 2022.

The accounting of instruments giving deferred rights to the capital (BSA, BSPCE, AGA, convertible bonds) has an anti-dilutive effect for the years presented. They are therefore not taken into account when calculating diluted earnings (see notes 11 and 12.1).

As of December 31, 2024, there were outstanding warrants (BSA) allowing the acquisition of up to 525,216 shares, outstanding stock options (BSPCE) allowing the acquisition of up to 12,642 shares, and 243,750 outstanding free shares which were awarded to the founders on April 25, 2022 and will be delivered on April 25, 2023, after a one-year vesting period.

.
Note 21: Related parties

21.1 Compensation paid to corporate officers and management

(amounts in thousands of euros)	31/12/2023	31/12/2024
Fixed compensation payable	1,063	1,293
Variable compensation payable	173	202
Benefits in kind	29	28
Directors' fees	180	160
Share-based payments	1,325	115
Consulting fees	42	37
Total executive compensation	**2,811**	**1,835**

No post-employment benefits have been granted to the Chief Executive Officer or other corporate officers.

21.2 Intellectual property agreement signed with the Company's Chief Executive Officer

The Company's Chief Executive Officer, who is not an employee, is involved in the Company's research and development activities. In collaboration with the Company, he has developed inventions for which the Company has submitted patent applications in which he is listed as co-inventor, and other inventions which may give rise to new patent applications in the future and for which he will be listed as co-inventor.

As an inventor, the Chief Executive Officer has certain rights under French intellectual property law. These rights are distinct from the legal rights that usually apply to salaried inventors under French law.

In order to define a framework under which any intellectual property rights arising from the CEO's research and development activities would be assigned to the Company, the Company and the CEO entered into an agreement in May 2019, approved by the Board of Directors on May 13, 2019, under which the CEO will be entitled to the following payments for his contributions:

a) a first lump-sum cash payment of 90,000 euros, to be paid within 30 days of the filing of a patent application based on the assigned rights; and

b) a second lump-sum cash payment of 90,000 euros, to be paid within 30 days of publication of a patent application based on the assigned rights; and

c) a royalty of 6.5% in respect of any Company licensing income and/or net sales of products manufactured using patents registered on the basis of the assigned rights.

The total amount resulting from the combination of the three methods of payment will be capped at €2.1 million per scientific platform.

In the event of a third-party pharmaceutical and/or biotechnology company acquiring 100% of the capital and voting rights, payments would be accelerated, so that the cap, less any amounts previously paid under a platform, would become immediately due and payable.

Following signature of the Transfer Agreement, an amount of €450,000 was due to the Managing Director, as certain patent applications covered by the Transfer Agreement had already been filed, triggering payment of the first lump sum.

In April 2020, the company amended the intellectual property agreement signed with the company's CEO to take into account two patent publication requests that were not taken into account in the existing contract. This amendment was approved by the Board of Directors on April 3, 2020, under which the Company's Chief Executive Officer was entitled to a lump-sum cash payment amounting to €180,000.

Since the inception of this agreement, the Company has acquired rights to use patents from the Company's Chief Executive Officer for a total of €1,800 thousand (of which €180 thousand and €90 thousand are for the years 2023 and 2024, respectively) and are being amortized over a period of 19 years.

21.3 Consulting contract with Successful Life

On January 1, 2021, we entered into a service agreement with Successful Life SAS, owned by Jean Mariani, a director of the Company. This agreement, for an initial term of one year, tacitly renewable, was approved by the Board on March 9, 2021. This service agreement provides for scientific and strategic consultancy in relation to the biology of ageing. The agreement provides for a fixed remuneration of €450 per day, up to a maximum of €32.4K per year, and reimbursement of out-of-pocket expenses on presentation of receipts.

21.4 Consulting contract with Successful Life

During the fiscal year 2021, following approval by the combined general meeting on May 10, 2021, the Company entered into indemnification agreements with its directors, ensuring coverage through an insurance policy and compensation in the event of personal liability claims against them in connection with the performance of their corporate mandate.

Note 22: Off-balance sheet commitments

22.1 <u>Financial debt commitments</u>

Borrowing	Commitments given	Nominal	Residual amount on 12/31/2024
BPI France repayable advance - "BIO 101" project	The agreement provides for an annual repayment starting on January 1, 2018 and no later than March 31 of each year until September 30, 2023 corresponding to : 35.81% of the pre-tax proceeds from the assignment or concession of patent licenses or know-how received during the previous calendar year, where said assignment or concession relates to all or part of the results of the assisted program, and 35.81% of the pre-tax proceeds generated by the commercialization, and in particular the sale to a third party or the use by the beneficiary for its own needs, of the pre-series mock-up prototypes produced as part of the assisted program. The sums due will be deducted as a priority and up to the amount of the final installment due to BPI. The application of this mechanism will not result in the company paying more than the amount received.	1,100	0
Kreos 2021	In accordance with the terms of the subprime loan agreements signed with Kreos on September 10, 2018 (see note 12.2.3) and November 19, 2021 (see note 12.2.3), the Company has pledged a security interest in the Company's assets for the benefit of Kreos. The Company has also granted a security interest in the operating business, including part of the Company's patents, to Kreos.	N/A	N/A

22.2 <u>Commitments given in respect of the use of industrial property</u>

Agreements on the use of industrial property	Commitments given
MACULIA commercialization contract - SATT Lutech Agreements of January 1, 2016 modified by the amendment of December 17, 2020.	This contract covers patent families from M1 to M4. The consideration payable by the Company is as follows: firstly, in the year following the first product launch, and in any event no later than 2020, the Company will pay a minimum guaranteed amount of €15,000. Similarly, the company will pay a guaranteed minimum royalty of €50K once a drug is marketed, and in any case no later than 2026. These amounts will be deducted from the royalties due annually to SATT Lutech. On this point, for direct operations, the agreement provides for a single figure annual royalty based on net sales, distinguishing between sales of nutraceutical and medicinal products. For indirect operation, the agreement provides for a double-digit annual royalty, calculated on license revenues by distinguishing (i) between sales of nutraceutical products (double-digit royalty rate) and medicinal products (single or double-digit royalty rate) and (ii) the development phase (phase 1, 2 and 3) at the time the license agreement is signed. Royalty payments will cease at the end of the contract.

Note 23: Financial risk management and assessment

Biophytis may be exposed to various types of financial risk, including market risk, liquidity risk and credit risk. Biophytis implements simple measures proportionate to its size to minimize the potentially adverse effects of these risks on financial performance.

Biophytis' policy is not to underwrite financial instruments for speculative purposes.

23.1 Market risk

Interest rate risk

Interest rate risk represents the Company's exposure to variations in market interest rates.

Changes in interest rates could affect returns on cash and term deposits. Nevertheless, this risk is considered insignificant given the current low yields on term deposits held by the Company.

Foreign exchange risk

The main risks relating to foreign exchange impacts are considered insignificant due to the low level of activity of our foreign subsidiaries.

At the present stage of its development, the Company has not taken any hedging measures to protect its business against exchange rate fluctuations. On the other hand, the Company cannot rule out the possibility that a significant increase in its business may result in greater exposure to foreign exchange risk. The Company will then consider the use of an appropriate hedging policy to cover these risks.

Equity risk

The Company has signed agreements with Atlas and Kreos, providing financing through the issue of several installments of convertible bonds, with warrants where applicable. Under these agreements, the Company is exposed to variations in the market price of its own shares.

23.2 Credit risk

Credit risk is associated with deposits with banks and financial institutions.

The Company seeks to minimize its exposure to banks and financial institutions by placing term deposits with first-class financial institutions. The maximum level of credit risk corresponds to the carrying amount of financial assets. As outstanding receivables mainly comprise research tax credits granted by the French government, the Company is not exposed to any significant credit risk.

23.3 Liquidity risk

Since its creation, the Company has financed its business and growth by strengthening its equity through successive capital increases (including its initial public flotation in July 2015), bank loans and bonds, public grants for innovation and pre-financing of CIR receivables.

Significant research and development expenditure has been incurred since the start of the Company's operations, generating negative cash flow from operating activities to date of 16 377 K€ and 12,873 thousand euros on December 31, 2024, and December 31, 2023 respectively.

Furthermore, the Company has incurred debt, notably in the form of convertible or non-convertible bond financings, as detailed in Note 13.2. The table below summarizes the debt maturities based on their nominal value:

Amounts in K€	12/31/2024 Total	2024 Less than 1 year	2025 / 2026 between 1 and 3 years	2027 / 2028 between 3 and 5 years	More than 5 years
Non-convertible bonds issued to Kreos (a)	1.026	1 026	-	-	-
Repayable advances	946	90	856	-	-
Leasing obligations	-	-	-	-	-
Convertible bonds issued to Kreos (b)	2,388	-	2,388	-	-
Convertible bonds issued to ATLAS (c)	3 062	3 062	-	-	-
Financial debts related to CIR pre-financing	2 283	2 283	-	-	-
Accrual interests to pay					
Derivative liabilities	-	-	-	-	-
TOTAL	9 705	6 461	3,244	-	-

Since its inception, the Company has operated at a loss and has generated negative cash flows. As of the date of approval of these financial statements, the Company's cash and cash equivalents are not sufficient to finance its operations for the next 12 months.

In this context, the Company will require significant additional financing to continue the development of its drug candidates. The precise extent of these funding needs is difficult to estimate and will depend on many factors, some of which are beyond the Company's control. These uncertainty factors include, but are not limited to:

- The Company's ability to successfully conduct clinical trials, including its ability to timely recruit patients for such trials;

- The evolution of the regulatory environment, particularly with respect to obtaining marketing authorization; and

- The approval and commercialization of competing drugs, which could potentially reduce the attractiveness of the Company's product candidates.

As part of its ongoing efforts to adjust to economic constraints, the Company has implemented a cost-reduction plan and has structurally adapted its operating expenses in line with available resources. In parallel, the Company is also negotiating with suppliers and creditors to extend payment terms, with the objective of preserving liquidity and extending its cash runway.

In addition, the Company has initiated several measures to restructure its financial debt.

Accordingly, on January 8, 2025, the Company announced a refinancing operation involving a cash injection of €2.5 million, and on March 26, 2025, it announced the successful completion of a €2.6 million private placement. Following the receipt of these funds and based on the operations, plans, and assumptions reviewed by the Board of Directors on March 25, 2025, the Company estimates that it has sufficient cash and cash equivalents to fund its operations through September 2025.

Beyond that date, if the Company is unable to finance its growth through partnership agreements, it will rely on other sources of financing, including capital raises or grant funding.

Given this cash position and the uncertainty surrounding the realization of new short-term funding sources, the Company considers that a material uncertainty exists that may cast significant doubt on its ability to continue as a going concern over the 12 months following the date of approval of the financial statements. Accordingly, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

Based on these considerations, the Board of Directors has adopted the going concern assumption in the preparation of the financial statements.

Note 24 : Auditors fees

(Amounts in thousands euros)	31/12/2023		31/12/2024	
	GRANT THORNTON	KPMG	GRANT THORNTON	KPMG
Audit mission	85	303	49	200
Other services and procedures directly linked to the audit mission	-	-	-	-
TOTAL	**85**	**303**	**49**	**200**